
13001013

Received SEC
MAR 2 6 2013
Washington, DC 20549

Annual Report 2012










TSUTAYA
COFFEE CAFE
ECOLAB

ECOLAB®
Everywhere It Matters.™

MAR 2 6 2013

A trusted partner at more than one million customer locations, Ecolab is the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments.

Founded in 1923 and headquartered in St. Paul, Minn., Ecolab serves customers in more than 170 countries across North America, Europe, Asia Pacific, Latin America, the Middle East and Africa.

Our global workforce of 41,000 associates helps protect people and vital resources by delivering comprehensive solutions to meet the unique needs of customers in the food, energy, healthcare, hospitality and industrial markets. Ecolab's more than 23,000 sales-and-service associates comprise the industry's largest and best-trained direct sales-and-service force. Our product and service professionals are dedicated to assisting customers as they meet a full range of cleaning, sanitizing and water and energy management challenges.

Ecolab common stock is listed and traded on the New York Stock Exchange under the symbol ECL. For more company information, visit www.ecolab.com or call 1.800.2.ECOLAB.

Customer Segments

- Amusement parks
- Biofuel production facilities
- Breweries and distilleries
- Chemical production facilities
- Commercial buildings
- Convenience stores
- Cruise lines
- Dairy farms and plants
- Energy, oil and gas production
- Food processors
- Food retail locations
- Foodservice operators
- Full service restaurants
- Gaming facilities
- Government facilities
- Grain milling facilities
- Heavy manufacturing industries
- Hospitals and healthcare facilities
- Hotels and lodging
- Laundries and textile rental
- Light manufacturing industries
- Mining and mineral processing
- Natural gas processing
- Office buildings
- Personal care and pharmaceutical facilities
- Power generation facilities
- Pulp and paper production
- Quick service restaurants
- Recreational facilities
- Schools and educational facilities
- Shopping malls
- Soft drink bottlers
- Wastewater treatment facilities

Forward-Looking Statements and Risk Factors

We refer readers to the company's disclosure entitled "Forward-Looking Statements and Risk Factors," which is located on page 27 of this Annual Report.

BUSINESS MIX 2012

Percent of Total Sales


International Cleaning, Sanitizing & Other Services 27%
U.S. Cleaning & Sanitizing 25%
U.S. Other Services 4%
Global Water 18%
Global Paper 7%
Global Energy 19%

Sales-and-Service Associates

	2012	2011	2010
U.S. Cleaning & Sanitizing	4,715	4,775	4,680
U.S. Other Services	2,640	2,470	2,385
Int'l Cleaning, Sanitizing & Other Services	7,550	7,505	7,330
Global Water & Global Paper	5,545	5,405	5,275
Global Energy	2,655	2,370	2,060
TOTAL	23,105	22,525	21,730

Financial Highlights

Summary

(Millions, except per share)

	2012	2011	2010	Percent Change 2012	Percent Change 2011
Net Sales	$11,838.7	$6,798.5	$6,089.7	74 %	12 %
Net Income Attributable to Ecolab	703.6	462.5	530.3	52	(13)
Percent of Sales	5.9 %	6.8 %	8.7 %		
Diluted Net Income Attributable to Ecolab per Common Share	2.35	1.91	2.23	23	(14)
Adjusted Diluted Net Income Attributable to Ecolab per Common Share (non-GAAP measure)	2.98	2.54	2.23	17	14
Diluted Weighted-Average Common Shares Outstanding	298.9	242.1	237.6	23	2
Cash Dividends Declared per Common Share	0.8300	0.7250	0.6400	14	13
Cash Provided by Operating Activities	1,203.0	685.5	950.4	75	(28)
Capital Expenditures	574.5	341.7	260.5	68	31
Ecolab Shareholders' Equity	6,077.0	5,666.7	2,129.2	7	166
Return on Beginning Equity	12.2 %	21.7 %	26.5 %		
Total Debt	6,541.9	7,636.2	845.6	(14)	803
Total Debt to Capitalization	51.5 %	57.1 %	28.4 %		
Total Assets	$17,572.3	$18,184.7	$4,872.2	(3)	273 %

Net Sales



$6,138
2008
$5,901
2009
$6,090
2010
$6,799
2011
$11,839
2012
MILLIONS

Net Income Attributable to Ecolab



$448
2008
$417
2009
$530
2010
$463
2011
$704
2012
MILLIONS

Ecolab Stock Performance Comparison



$75
$70
$65
$60
$55
$50
$45
$40
ECOLAB STOCK PRICE
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
ECOLAB, S&P 500 INDICES
1Q
2Q
3Q
4Q
2010
2011
2012
Ecolab Stock Price
Ecolab Stock Price Index
S&P 500 Index

Diluted Net Income Attributable to Ecolab per Share



REPORTED
$1.80
2008
$1.74
2009
$2.23
2010
$1.91
2011
$2.35
2012
$1.86
$1.99
$2.23
$2.54
$2.98
ADJUSTED (non-GAAP measure)
DOLLARS

Ecolab Stock Performance

Quarter	2010 Low	2010 High	2011 Low	2011 High	2012 Low	2012 High
First	$40.66	$47.40	$46.80	$51.08	$57.44	$62.86
Second	44.10	49.70	49.97	56.45	59.81	68.55
Third	44.66	51.23	43.81	57.19	61.66	68.96
Fourth	46.64	52.46	47.27	58.13	63.42	72.79

Dividends Declared per Share



$0.530
2008
$0.575
2009
$0.640
2010
$0.725
2011
$0.830
2012
DOLLARS



We are incredibly excited about our growth prospects and our ability to make a real difference, and we are respectful of the trust our shareholders have put in us.

This has been a year of extraordinary change for our company, yet our business model and our values remain the same. We offer the best products and services, delivered by the best people, to solve customer problems, leveraging our strong technology base and global presence. The way we grow today is consistent with our past – a sharp focus on meeting our customers' needs, and continually expanding our solution set to broaden our growth opportunities.

Our merger with Nalco provides us with the additional products and people to better serve our customers and accelerate our growth toward our goal of $20 billion in revenue by 2020. Following our December 2011 merger, we undertook a thoughtful and detailed integration plan to combine our two businesses. This approach emphasized top-to-bottom alignment through more than 450 individual line-level projects, focused on change management, delivering cost synergies and accelerating growth. A dedicated integration team, with leadership from both legacy Ecolab and legacy Nalco, worked with our global businesses to drive results.

2012 PERFORMANCE

As we integrated the two organizations, we continued to drive great performance in our businesses. By leveraging our great strengths in technology and field service, we continued to build our customer base as well as further penetrate our existing base with more solutions. This enabled us to offset a very challenging global environment.

At the heart of this success is our ability to help our customers not only drive improvement within their operations, but to do it in a way that enhances their sustainability. This is critical to them as they face rising energy and operational costs, growing water scarcity and increased public scrutiny of their operations. Our programs are designed to provide excellent outcomes, but do so by also reducing energy, water and waste, which in turn creates economic savings as well. It is a virtuous cycle that we plan on leveraging even more aggressively moving forward.

Ongoing investment in RD&E is the key to delivering sustainable results for our customers, and supports continued growth in all areas of our business. We now have the biggest innovation pipeline in our company's history, focused on meeting customer needs by leveraging our expertise in water and fluid management, hygiene, antimicrobials, oil and gas process technology, automation and dispensing.

Three major projects that take advantage of our combined technology strengths already are gaining traction: the use of sustainable antimicrobial technology to improve customer operations in the unconventional oil and gas water management process; a project that takes advantage of our expertise in solids, dispensing and process management technology to bring safer, even more sustainable solutions to our Global Water customers; and a project combining innovation initiatives in our Food & Beverage market clean-in-place (CIP) offering with Nalco 3D TRASAR technology to deliver additional value to customers in the area of process optimization and food safety.

We continued to innovate within our core businesses as well. This past year, we launched Apex2, our next generation warewashing platform, which reduces labor, water and energy costs for our customers. We also introduced our EnCompass™ O.R. Environmental Hygiene program, which provides healthcare facilities with a proven approach to improve the cleanliness of operating rooms and reduce the risk of infections.

STRATEGIC ACQUISITIONS

We increased capabilities within our core business areas by making additional strategic acquisitions and sharpening our focus on our core businesses. We acquired Quimiproductos S.A. de C.V, a leading manufacturer and provider of cleaning and sanitizing and water treatment products and services to beverage and brewery customers in Mexico and several Central and South American countries, and InsetCenter, a leader in Brazil's pest control market. We sold our Vehicle Care business, a healthy business with excellent growth prospects, but no longer a fit with our long-term strategy.

In October, we announced our intention to acquire Champion Technologies and a related business, CorsiTech, with combined 2012 sales of approximately $1.4 billion. The Champion organization is a leading global oilfield production chemical company, with an exceptional reputation, and a natural fit for our Global Energy business. We expect the deal, which remains subject to various closing conditions, to close in the first quarter of 2013.

Increased demand for energy has made harder-to-reach, harder-to-treat energy sources economically viable. Many of the new energy sources require more technology and water treatment solutions, creating tremendous opportunities. By combining our Global Energy business with Champion, we will have a more comprehensive portfolio of products, more strategic geographic presence, broader customer relationships and the ability to bring a larger pipeline of innovative offerings to customers faster. We expect to apply what we've learned about successful integration from our Nalco experience as we bring Champion and the Nalco energy teams together this coming year.

OUTLOOK FOR 2013

Going forward, we recognize that we will continue to face weak economic conditions globally. To continue to excel in this environment, we will rely on the same strategies and tactics that have generated our company's consistent above-average growth for decades.

- We will keep innovating to drive better, more efficient and more sustainable solutions that help our customers succeed and drive competitive advantage.
- We will build share with our largest global customers, expanding the solutions we offer and increasing our value to them.
- We will invest in building our business in high-growth global markets, bringing the right people, products and infrastructure together to assure we grow the right way for the long term.
- We will better manage our costs, streamlining our corporate functions, creating new ways to do things more effectively and efficiently, while enhancing our execution.
- We will stay focused on improving cash flow and return on investment, with the expectation of returning to A-level credit metrics.
- We will increase our focus on safety, continuing to build a common safety culture and improving our performance.
- We will continue to come together as one company under the "One Ecolab" banner.

We aim to deliver great results. We know that's an easier goal to achieve with a great team, and we have one. Our talented and dedicated leadership team and field organizations are committed to delivering for customers, for each other and for our shareholders.

Throughout our company, we're embracing an "own it" mindset, clarifying expectations and roles, identifying who does what best, being accountable and owning outcomes.

As part of our integration process, we globalized our core divisions and standardized our approach across our businesses and around the world. Moving to a more global structure enables us to be more responsive to changing market conditions, eliminates redundancies in our go-to-market and back-office processes, and creates a better platform for managing customer relationships.

The much larger size and scope of our global business and our need to continually sharpen our product and service value proposition for customers requires additional senior-level oversight, so I have named Tom Handley president and chief operating officer. Tom is an exceptional executive and a great partner to all of us on the executive team. Seven of our eight business sectors now report to Tom; Global Energy will continue to report to me.

As we move into this next phase of our growth, Ecolab's values will continue to guide us, because we know that our work matters, and how we work matters too. Our goal is to ensure that we continue to lead and are able to deliver exceptional results in all four areas of our vision – providing and protecting what is vital: clean water, safe food, abundant energy and healthy environments. We are incredibly excited about our growth prospects and our ability to make a real difference, and we are respectful of the trust our shareholders have put in us.

Sincerely,



Douglas M. Baker, Jr.
Chairman and Chief Executive Officer

WINNING AS ONE

The Ecolab team delivered a strong financial performance in 2012. We continued to drive sales and earnings growth as we more than offset increased raw material costs and softness in many of our markets. We remained aggressive, expanding current customer relationships and winning major new accounts in all of our business areas. We introduced a strong new product lineup, delivering solutions that provide both cost savings and sustainability benefits for our customers. We also made significant advancements in the integration of the Nalco businesses, further strengthening our ability to deliver results for our customers and our shareholders.

In order to provide a meaningful comparison of our results of operations, where applicable, results for 2012 are compared against pro forma results for 2011. The pro forma results are based on the historical consolidated financial statements of Ecolab and Nalco and were prepared to illustrate the effects of the merger with Nalco.

- Reported net sales rose 74% to $11.8 billion in 2012. When measured in fixed currency rates, 2012 sales increased 7% compared to 2011 adjusted pro forma sales.
- Reported operating income was $1.3 billion in 2012. Excluding special gains and charges and when measured in fixed currency rates, 2012 adjusted fixed currency operating income reached $1.5 billion, up 22% over 2011 adjusted pro forma operating income. Growth was driven by sales volume and pricing gains, cost savings and Nalco merger synergies, which more than offset much higher delivered product costs and continued investment in the business.
- Reported earnings per share were $2.35, an increase of 23% from 2011's reported EPS of $1.91. Amounts for both 2012 and 2011 include special gains and charges and discrete tax items. Additionally, 2011 includes Nalco merger-related activity beginning in December 2011, as well as the shares issued as consideration for the equity portion of the merger. Excluding these items, adjusted diluted earnings per share increased 17% to $2.98 in 2012 compared to adjusted diluted EPS of $2.54 in 2011.
- Cash flow from operations was $1.2 billion. Total debt to total capitalization ratio was 52%. Our debt rating remained within the investment grade categories of the major rating agencies during 2012.
- We increased our quarterly cash dividend rate for the 21st consecutive year, raising it 15% in December to an indicated annual payout of $0.92 per common share. We have paid a cash dividend for 76 consecutive years.
- Our share price rose 24% in 2012, significantly outperforming a 13% increase by the Standard & Poor's 500 (S&P 500) index. Our share performance has exceeded the S&P 500 in each of the last nine years and in 19 of the past 22 years.

LEADERSHIP DEVELOPMENT

The increased size and scope of our business as well as our transition to more global business sectors requires a strong leadership team to effectively manage our company for continued growth. To maintain that focus, a number of executives have been named to new leadership positions, including:

- Thomas W. Handley, former Ecolab senior executive vice president and president, Global Food & Beverage and Asia Pacific Latin America, was named president and chief operating officer.
- Daniel J. Schmechel, former Ecolab executive vice president, Finance, was named chief financial officer in October.
- Martha Goldberg Aronson joined Ecolab and was named executive vice president and president, Global Healthcare. Prior to Ecolab, Goldberg Aronson was senior vice president and president, North America, at Hill-Rom Holdings, Inc.
- Christophe Beck, former Ecolab executive vice president and president, Global Integration, was named executive vice president and president, Regions.
- Michael A. Hickey, former Ecolab executive vice president and president, Institutional North America, was named executive vice president and president, Global Institutional.
- Roberto D. Inchaustegui, former Ecolab executive vice president and president, Global Specialty, was named executive vice president and president, Global Services and Specialty.
- Timothy P. Mulhere, former Ecolab executive vice president and president, Global Healthcare, was named executive vice president and president, Global Water and Process Services.
- Jill Wyant, former Ecolab senior vice president and general manager, Food & Beverage, North America and Latin America, was named executive vice president and president, Global Food & Beverage.

We also bid farewell to Steven L. Fritze, who retired from the company at the end of 2012 after serving Ecolab for 32 years. Over the course of his career, Steve led virtually every major finance function, most recently serving as chief financial officer. Steve's deep knowledge and unwavering commitment to Ecolab were essential to the growth of our company, and we extend sincere thanks and gratitude for his significant contributions over the years.







BUSINESS DEVELOPMENT

This year we continued to focus our strategy on key areas of business growth.

- Following our December 2011 merger with Nalco, we implemented more than 450 integration projects focused on delivering cost synergies, accelerating growth and change management to combine the two businesses. We made great strides in aligning the organization structure, internal processes and systems needed to operate as one company.
- In 2012, we consolidated our major RD&E centers to foster collaboration and leverage the combined company's scale. We now have the biggest innovation pipeline in our company's history, focused on formulation and water chemistry, antimicrobial science, and automation and dispensing.
- In August, we celebrated the opening of a manufacturing plant and distribution center in Taicang, China, as part of an expanding company presence within the country. The facility is our third-largest in the world and our largest in the Asia Pacific region, capable of producing 150,000 tons of product annually.
- In September, we announced an agreement to purchase Quimiproductos, a Mexico-based producer and supplier of cleaning, sanitizing and water treatment products and services to breweries and beverage companies. This acquisition was completed in January of 2013. With annual sales of approximately $43 million, Quimiproductos will help strengthen our core product offerings and improve service capabilities to our beverage processing customers in the fast-growing Latin America region.
- In October, we announced an agreement to acquire Champion Technologies, a Houston-based global energy specialty products and services company. We expect that the acquisition, which remains subject to various closing conditions, will further strengthen our position in the fast-growing energy services market. We are excited by the improved position and opportunities Champion will bring us to better serve our customers and grow our business.
- In December, we completed the sale of our Vehicle Care division to Zep Inc. This sale enables us to sharpen our strategic focus on our core business areas. We thank our Vehicle Care colleagues for their many contributions to the company and wish them every success in the future.

AWARDS & RECOGNITION

Ecolab is proud to be recognized for our industry-leading solutions, service, innovation and commitment to sustainability.

- In 2012, the Ethisphere Institute named Ecolab one of the World's Most Ethical Companies for the sixth consecutive year. Evaluated on our best practices in business ethics, corporate social responsibility, anti-corruption and sustainability, we are proud to once again be included in this distinguished list of companies.
- For the third consecutive year, Ecolab was named to the Carbon Disclosure Project (CDP) S&P 500 Carbon Disclosure Leadership Index (CDLI). The CDLI highlights companies that have demonstrated a commitment to strategy, governance, stakeholder communications and transparency in their reporting practices.
- Ecolab was named to the Dow Jones Sustainability (DJSI) World Index, a list of the world's leading sustainability companies, and to the DJSI North America Index. The DJSI World Index captures the top 10% of the world's 2,500 largest companies based on economic, environmental and social criteria. The North America Index captures the top 20% of the 600 largest companies in the United States and Canada.
- Ecolab was named to *Forbes* magazine's list of "The World's Most Innovative Companies" for the second consecutive year.
- Nalco, an Ecolab company, was named the 2012 Water Technology Company of the Year by Global Water Intelligence for contributions to the field of water technology. Noted efforts include 3D TRASAR technology and Nalco 360 Service, both of which reduce water and energy usage.
- Ecolab was awarded the 2012 Institute of Food Technology Innovation Award for our residual antimicrobial coating program. This innovative product aims to improve food safety in food and beverage processors by preventing, controlling and eliminating the growth of microorganisms like E. coli and Salmonella.
- Ecolab received the NAFA Fleet Management Association 2012 Sustainable Fleet Award for efforts to remake our U.S. vehicle fleet.
- The National Restaurant Association presented Ecolab with two 2012 Kitchen Innovation Awards for our ActiveView HDI technology and STEALTH Fly Station. ActiveView HDI gathers data directly from local health department inspections, standardizes against U.S. Food Code, applies proprietary translation algorithms and delivers online customized reports and alerts. The STEALTH Fly Station helps prevent flies from gaining entrance into restaurant kitchens when positioned on the exterior of a building.







Operating Segments

Ecolab pursues a "Circle the Customer – Circle the Globe" strategy by providing an array of innovative cleaning, sanitizing and water treatment programs, products and services which meet the specific needs of our customers' various operations around the world. Through this strategy and our varied product and service mix, one customer may utilize the products or services of several of our six reportable segments.



U.S. Cleaning & Sanitizing

Provides cleaning and sanitizing programs and products that help our customers ensure safe food, improve productivity, and reduce water and energy consumption and waste through five operating units, including Institutional, Food & Beverage, Kay, Healthcare and Textile Care. Ecolab's U.S. Cleaning & Sanitizing products and programs can be found in leading commercial kitchens, on-premise and industrial laundries, food and beverage processing facilities, quick service restaurants, food retailers, healthcare facilities, and pool and spa operations.


ECOLAB

U.S. Other Services

Provides comprehensive pest elimination and equipment care programs to customers through certified specialists. Our Pest Elimination business provides services to detect, eliminate and prevent pests in restaurants, food and beverage plants, hotels and other commercial facilities. Our Equipment Care business provides equipment repair, maintenance and preventive maintenance services for the commercial food service industry.



International Cleaning, Sanitizing & Other Services

Provides innovative and comprehensive product and service solutions similar to our U.S. Cleaning & Sanitizing and U.S. Other Services businesses to customers in Canada, Europe, Asia Pacific, Latin America, Africa and the Middle East. Our International Cleaning, Sanitizing & Other Services businesses include Institutional, Food and Beverage, Healthcare, Textile Care and Kay, which provide cleaning and sanitizing programs to reduce labor and water and energy use, and Pest Elimination, which provides products and programs through certified specialists.



Global Water

Provides water and process applications that combine environmental benefits with economic gains, including innovative treatment of cooling water, boiler water, influent and wastewater, and practical solutions for pollution control and process improvements for customers in the aerospace, chemical, pharmaceutical, mining, primary metals, power, food and beverage, medium and light manufacturing industries, as well as institutional clients such as hospitals, universities, commercial buildings and hotels.



Global Paper

Provides a comprehensive portfolio of water treatment products and process solutions for use in pulp and papermaking processes and across all grades of paper, including graphic grades, board and packaging, and tissue and towel. Our pulp applications maximize process efficiency, increase cleanliness and brightness in bleaching operations, and predict and monitor scaling potential. Our paper process applications include innovative chemistries and detailed process knowledge to develop and implement a broad range of customer solutions.



Global Energy

Provides on-site, technology-driven solutions to the global well completion and stimulation, oil and gas production, refining and petrochemical industries. Global Energy is divided into Upstream, which includes the Adomite, Oil Field Chemicals and Enhanced Oil Recovery businesses, and Downstream, which includes our refinery and petrochemical processing businesses. Global Energy provides a full range of process and water treatment offerings to enhance customer's production, asset integrity, recovery rates and environmental compliance. Our customers comprise nearly all of the largest publicly traded oil companies, refiners and oilfield service companies.

The following management discussion and analysis ("MD&A") provides information that we believe is useful in understanding our operating results, cash flows and financial condition. The discussion should be read in conjunction with the consolidated financial information and related notes included in this Annual Report and the unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2011 and corresponding footnotes (the "2011 Merger Pro Formas") included as a part of Exhibit 99.1 to our Current Report on Form 8-K filed on April 27, 2012. The 2011 Merger Pro Formas are incorporated herein by reference.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This discussion contains various "Non-GAAP Financial Measures" and various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures, Forward-Looking Statements and Risk Factors found on pages 26 and 27.

Comparability of Results

2012 versus 2011

On December 1, 2011, Nalco Holding Company ("Nalco") merged into a wholly-owned subsidiary of Ecolab Inc. ("Ecolab", "the company", "we" or "our"), creating the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments.

Our results of operations include Nalco since the close of the merger on December 1, 2011. Because Nalco's operations had such a significant impact on our operations, a comparison of our reported results for the twelve months ended December 31, 2012 against our reported results for the twelve months ended December 31, 2011 is not entirely meaningful. In order to provide a meaningful comparison of our results of operations, where applicable (generally net sales through operating income), we have supplemented our historical financial data with discussion and analysis that compares reported and adjusted results for the twelve months ended December 31, 2012 against the 2011 Merger Pro Formas.

The 2011 Merger Pro Formas are based on the historical consolidated financial statements and accompanying notes of both Ecolab and Nalco and were prepared to illustrate the effects of our merger with Nalco, assuming the merger had been consummated on January 1, 2010. The 2011 Merger Pro Formas also include the movement of certain legacy Ecolab water treatment related businesses from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment, which resulted from changes in how we internally manage and report results within our legacy Ecolab Food & Beverage and Asia Pacific operating units. The movement of the water treatment related business did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

The unaudited 2012 adjusted results and 2011 adjusted pro forma results exclude special (gains) and charge items that are unusual in nature and significant in amount. The exclusion of such items help provide a better understanding of underlying business performance.

The unaudited pro forma and adjusted pro forma results are not necessarily indicative of the results of operations that would have actually occurred had the merger been completed as of the date indicated, nor are they indicative of future operating results of the combined company.

Reported data for both 2012 and 2011 and comparison against applicable unaudited pro forma data for 2011 included within this MD&A are shown in the following tables. Reconciliations of reported, pro forma, adjusted and pro forma adjusted amounts are provided on pages 14-18 of this MD&A.

Selected Statement of Income Data

MILLIONS	REPORTED 2012	REPORTED 2011	PRO FORMA 2011
Net sales	$ 11,838.7	$ 6,798.5	$ 11,283.9
Cost of sales	6,483.5	3,475.6	6,126.4
Selling, general and administrative expenses	3,920.2	2,438.1	3,920.6
Special (gains) and charges	145.7	131.0	(19.8)
Operating income	$ 1,289.3	$ 753.8	$ 1,256.7

Special (Gains) and Charges

MILLIONS	REPORTED 2012	REPORTED 2011	PRO FORMA 2011
Net sales			
Customer agreement modification	$ -	$ 29.6	$ 29.6
Cost of sales			
Restructuring charges	22.7	5.3	5.3
Recognition of Nalco inventory fair value step-up	71.2	3.6	3.6
Subtotal	93.9	8.9	8.9
Special (gains) and charges			
Restructuring charges	116.6	69.0	77.9
Champion acquisition costs	18.3	-	-
Nalco merger and integration costs	70.9	57.7	34.0
Gain on sales of businesses, litigation related charges and other	(60.1)	4.3	(131.7)
Subtotal	145.7	131.0	(19.8)
Total special (gains) and charges within operating expense	$ 239.6	$ 169.5	$ 18.7

Reportable Segments

MILLIONS	REPORTED 2012	REPORTED 2011	PRO FORMA 2011
Net sales			
U.S. Cleaning & Sanitizing	$ 2,992.9	$ 2,930.3	$ 2,839.0
U.S. Other Services	474.6	457.1	457.1
International Cleaning, Sanitizing & Other Services	3,175.8	3,075.1	3,027.4
Global Water	2,087.4	67.2	2,014.0
Global Paper	805.4	33.9	811.8
Global Energy	2,268.0	92.3	1,873.4
Corporate	-	(29.6)	(29.6)
Subtotal at fixed currency rates	11,804.1	6,626.3	10,993.1
Effect of foreign currency translation	34.6	172.2	290.8
Consolidated	$ 11,838.7	$ 6,798.5	$ 11,283.9
Operating Income			
U.S. Cleaning & Sanitizing	$ 651.4	$ 556.7	$ 568.5
U.S. Other Services	70.8	69.7	69.7
International Cleaning, Sanitizing & Other Services	340.8	285.8	280.3
Global Water	235.9	11.0	196.7
Global Paper	86.3	6.2	75.9
Global Energy	360.1	17.7	264.0
Corporate	(459.9)	(211.6)	(226.6)
Subtotal at fixed currency rates	1,285.4	735.5	1,228.5
Effect of foreign currency translation	3.9	18.3	28.2
Consolidated	$ 1,289.3	$ 753.8	$ 1,256.7

2011 versus 2010

Based on the December 1, 2011 completion of the Nalco merger, one month of legacy Nalco U.S. subsidiary activity was included in the consolidated Ecolab results during 2011. Consistent with our historical practice, International subsidiaries are included in the financial statements on the basis of their U.S. GAAP November 30 fiscal year-ends.

In order to provide the most meaningful comparisons of 2011 results of operations versus 2010 results of operations, where applicable, comparisons made throughout the MD&A of 2011 results against 2010 results have been presented excluding the 2011 post merger Nalco activity. In addition, the unaudited 2011 and 2010 adjusted results exclude special (gains) and charge items that are unusual in nature and significant in amount. The exclusion of such items help provide a better understanding of underlying business performance.

Reconciliations of reported and adjusted amounts are provided on pages 14-22 of this MD&A.

Fixed Currency Foreign Exchange Rates

We evaluate the performance of our international operations based on fixed currency exchange rates, which eliminate the impact of exchange rate fluctuations on our international operations. Fixed currency amounts for all years presented are updated annually based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2012.

EXECUTIVE SUMMARY

In 2012, Ecolab significantly outpaced continued mixed conditions in our end markets to deliver strong double-digit adjusted earnings growth. We also made key investments in growth drivers for the future and achieved another year of outstanding shareholder returns.

We realized strong fixed currency organic growth as our teams emphasized our innovative product and service strengths to help customers obtain better results and lower costs, and through these, we drove new account gains across our customer segments. We continued to implement appropriate price increases to help offset higher delivered product costs and investments in our business. We also used new products, cost efficiencies and merger synergies to leverage margins and deliver the strong earnings gain.

Global hospitality markets continued to show improving trends and food and beverage and healthcare were generally steady, while foodservice markets in the U.S. and Europe remained soft. Regionally, Latin America continued to show very good growth, the U.S. and Asia Pacific showed steady trends and Europe softened. Global industrial end markets showed improving trends, light end markets were mixed and mining slowed throughout the year. Regionally, all water markets showed steady trends in the Americas and Asia Pacific and general softness in Europe, Middle East and Africa ("EMEA"); paper end markets remained soft, especially in the U.S. and Asia Pacific. Energy upstream end markets were strong in the Americas, the Middle East and Africa ("MEA") and North Sea and downstream end markets were steady globally. Within this backdrop, we continued to focus on driving our sales, working to expand our shares in all markets and regions; investing in new product development that provide outstanding results and enable customers to save labor, water and energy; making smart investments to sustain our growth in the future; strengthening our safety culture; and employing strategic acquisitions to bolster the current business and to develop new areas of growth.

We also made important investments for the future, including announcing the creation of a new organization model to support global growth, developing common employee benefits and other key policies and mapping a global shared services organization model. We announced our intent to make a major investment in the energy market, with the pending acquisition of Champion Technologies and its related company Corsicana Technologies (collectively "Champion"). Champion is a Houston, Texas-based global energy specialty products and services company with approximately 3,300 employees in more than 30 countries delivering product and service-based offerings to the oil and gas industry. Champion's sales for the business to be acquired were approximately $1.4 billion in 2012. The Champion acquisition remains subject to various closing conditions.

Through these focused actions, we once again delivered outstanding results for our shareholders in 2012 while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Sales: Reported 2012 sales of $11.8 billion increased 74% compared to reported 2011 sales of $6.8 billion and 5% compared to 2011 pro forma sales of $11.3 billion. Sales were negatively impacted by foreign currency exchange compared to the prior year, as 2012 fixed currency sales increased 7% when compared to 2011 adjusted pro forma fixed currency sales. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, the Net Sales table on page 14, and the Sales by Reportable Segment tables on page 19.

Gross Margin: Our reported gross margin was 45.2% of sales for 2012, which compared against a 2011 reported gross margin of 48.9% and a 2011 pro forma gross margin of 45.7%. Excluding the impact of special (gains) and charges included in sales from 2011 and in cost of sales from both 2012 and 2011, our 2012 adjusted gross margin was 46.0% and our 2011 pro forma adjusted gross margin was 45.9%. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, and the Gross Margin table on page 14.

Operating Income: Reported operating income increased 71% to $1,289 million in 2012 when compared to $754 million in 2011. Reported 2012 operating income increased 3% when compared to 2011 pro forma operating income of $1,257 million. Excluding the impact of special (gains) and charges from 2012 reported operating income and from 2011 pro forma operating income, 2012 adjusted operating income increased 20% when compared against 2011 adjusted pro forma operating income. Foreign currency had a negative impact on operating income growth, as 2012 adjusted fixed currency operating income increased 22% when compared to 2011 adjusted pro forma fixed currency operating income. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, the Operating Income table on page 17, and Operating Income by Reportable Segment tables on pages 21 and 22.

Earnings Per Share: Reported diluted earnings per share increased 23% to $2.35 in 2012 compared to $1.91 in 2011. Special (gains) and charges had a significant impact on both years, driven by restructuring charges and Nalco integration costs incurred in both 2012 and 2011, Champion acquisition costs, the gain on sale of our Vehicle Care business and litigation related charges in 2012, and the modification of a long-term customer agreement in 2011. Nalco merger related activity also negatively impacted 2011 reported diluted earnings per share. Non-GAAP adjusted earnings per share, which exclude the impact of special (gains) and charges and discrete tax items from both 2012 and 2011 and Nalco merger related activity from 2011, increased 17% to $2.98 in 2012 compared to $2.54 in 2011. See the section entitled Non-GAAP Financial Measures on page 26 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share ("EPS") table on page 18.

Cash Flow: Cash flow from operating activities was $1.2 billion in 2012. We continued to generate strong cash flow from operations, allowing us to fund our ongoing operations, investments in the business, acquisitions and pension obligations and return cash to our shareholders through share repurchases and dividend payments.

Balance Sheet: We remain committed to our stated objective of having an investment grade balance sheet, supported by our current rating of BBB+/Baa1 by the major ratings agencies. We expect to return to "A" ratings metrics by the end of 2015. Our strong balance sheet has allowed us continued access to capital at attractive rates.

Dividends: We increased our quarterly cash dividend 15% in December 2012 to an indicated annual rate of $0.92 per share. The increase represents our 21st consecutive annual dividend rate increase and the 76th consecutive year we have paid cash dividends. We have achieved this outstanding dividend record through our excellent business model and strong financial position, and we believe our recent actions have strengthened our growth prospects, cash flow and ability to deliver superior shareholder returns going forward.

Restructuring Initiatives: In February 2011, we commenced a comprehensive plan to improve substantially the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Despite the very slow conditions in Europe, we grew our sales and expanded operating margins, benefiting from our work to leverage our scale, improve process efficiency, consolidate facilities, and simplify and enhance our product portfolio. We expect the restructuring activities related to this plan will be substantially completed by the end of 2013.

Following the completion of the Nalco merger, we commenced plans in January 2012 to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities. We expect that restructuring activities related to the Nalco merger will be substantially completed by the end of 2013.

Nalco Merger Integration: The integration of Ecolab and Nalco continues to be on track. Our teams came together quickly and smoothly, meeting or beating all of our merger goals for the first year. Customer reaction to our combined offering was excellent, allowing us to be more confident than ever in the value we will create through the merger. We were also successful using joint innovation processes to introduce several new products across our legacy platforms.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company's financial condition or results of operations.

Besides estimates that meet the "critical" estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues or expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

Revenue Recognition

We recognize revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. We recognize revenue on services as they are performed. While we employ a sales and service team to ensure our customer's needs are best met in a high quality way, the vast majority of our revenue is generated from product sales. Outside of the service businesses discussed in Note 16, any other services are either incidental to a product sale and not sold separately or are insignificant.

Our sales policies do not provide for general rights of return. Critical estimates used in recognizing revenue include the delay between the time that products are shipped, when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. We also record estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. In addition, our estimates also include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $73 million and $49 million, as of December 31, 2012 and 2011, respectively. These amounts include our allowance for sales returns and credits of $13 million and $12 million as of December 31, 2012 and 2011, respectively. Our bad debt expense as a percent of net sales was 0.3%, 0.2% and 0.3% in 2012, 2011 and 2010, respectively. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events, economic downturns, or significant changes in future trends were to occur, additional allowances may be required.

Our business and operations are subject to extensive environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar manufacturing activities and providing similar services, some risk of environmental liability is inherent in our operations. Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements generally are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial or liquidity position.

Actuarially Determined Liabilities

As part of the merger with Nalco, we assumed sponsorship of the Nalco qualified and non-qualified pension and other postretirement benefit plans.

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases, and expected return on assets. The discount rate assumptions for the U.S. Plans are assessed using a yield curve constructed from a subset of bonds yielding greater than the median return from a population of non-callable, corporate bond issues rated Aa by Moody's Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the Plans' projected cash flows to the bond yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and views of investment advisors.

The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans increased from $690 million to $769 million (before tax) as of December 31, 2011 and 2012, respectively, primarily due to a decrease in our discount rate. The assumptions used to estimate our U.S. pension and postretirement obligations vary by plan. In determining our U.S. pension obligations for 2012, our discount rate decreased to 4.14% from a weighted average 4.86% at year-end 2011 and our weighted-average projected salary increase increased from 4.08% as of December 31, 2011 to 4.32% as of December 31, 2012. In determining our U.S. postretirement health care obligation for 2012, our discount rate decreased to 3.95% from a weighted-average 4.80% at year-end 2011. Our weighted-average expected return on U.S. plan assets, which reflects our expected long-term returns on plan assets used for determining 2012 and 2013 U.S. pension expense, was 8.25%. Our weighted-average expected return on plan assets used for determining 2012 and 2013 U.S. postretirement health care expense was 8.25%.

The effect on December 31, 2012 funded status and 2013 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2012 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLANS		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2013 EXPENSE
Discount rate	-0.25 pts	$60.2	$5.0
Expected return on assets	-0.25 pts	N/A	$3.9

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLANS		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2013 EXPENSE
Discount rate	-0.25 pts	$8.2	$0.6
Expected return on assets	-0.25 pts	N/A	$0.1

Our international pension obligations and underlying plan assets are approximately one third of our global pension plans, with the majority of the amounts held in the U.K. and Eurozone countries. We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information.

See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

In the U.S. we have high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitations. Globally, we have high deductible insurance policies for property losses. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims on an actuarial basis. A change in these assumptions would cause reported results to differ.

Restructuring

We incur costs for restructuring activities associated with plans to enhance our efficiency and effectiveness and sharpen the competitiveness of our businesses. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs include leasehold improvement write-downs and other asset write-downs associated with combining operations.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain and manufacturing related actions. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet. We expect to incur a total of $330 million in charges for our two active restructuring plans from 2011 to 2013 and at December 31, 2012, we had a restructuring liability of $117 million. For additional information on our current restructuring activities, see Note 3.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant discrete item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense.

Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements.

U.S. deferred income taxes are not provided on certain unremitted foreign earnings that are considered permanently reinvested. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or are available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes on an ongoing basis that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our federal income tax returns through 2004. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2010 are currently under audit. In addition to the U.S. federal examinations, we have limited audit activity in several U.S. state and foreign jurisdictions. The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. As of December 31, 2012, our gross liability for uncertain tax positions was $93 million. For additional information on income taxes, see Note 11.

Long-Lived, Intangible Assets and Goodwill

We periodically review our long-lived and intangible assets, the total value of which were $6.8 billion as of December 31, 2012, for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include, for example, a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value.

We also periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets. As part of the Nalco merger, we added intangible asset trade names with indefinite useful lives. The carrying value of the indefinite life trade names were subject to annual impairment testing during the second quarter of 2012. Based on this testing, no adjustment to the carrying value was necessary.

As of December 31, 2012, we had total goodwill of $5.9 billion. We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating segments. If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between the annual tests. Goodwill impairment has historically been determined using a two-step process. However, in September 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether performing the current two-step process is necessary. Under the new option, the calculation of the reporting unit's fair value is not required unless as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit's carrying amount. We adopted this guidance effective with our annual goodwill impairment testing during the second quarter of 2012.

In spite of the change in accounting guidance, assessing goodwill for impairment remains judgmental in nature and often involves the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.

Our merger with Nalco resulted in the addition of $4.5 billion of goodwill. Subsequent performance of the reporting units holding the additional goodwill relative to projections used in our purchase price allocation could result in impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

Based on our testing, there has been no impairment of goodwill during the three years ended December 31, 2012. Additionally, based on the ongoing performance of our operating units, updating the impairment testing during the second half of 2012 was not deemed necessary.

RESULTS OF OPERATIONS

Net Sales

MILLIONS	2012	2011	PERCENT CHANGE	2011	2010	PERCENT CHANGE
Reported GAAP net sales	**$ 11,838.7**	$ 6,798.5	**74%**	$ 6,798.5	$ 6,089.7	12%
Adjustments:						
Nalco merger pro forma adjustment	**-**	4,485.4		-	-	
Net sales	**11,838.7**	11,283.9*	**5**	6,798.5	6,089.7	12
Adjustments:						
Special (gains) and charges	**-**	29.6		29.6	-	
Nalco merger impact to 2011 reported results	**-**	-		(193.4)	-	
Non-GAAP adjusted sales	**11,838.7**	11,313.5*	**5**	6,634.7	6,089.7	9
Effect of foreign currency translation	**(34.6)**	(290.8)*		(172.2)	(20.0)	
Non-GAAP adjusted fixed currency sales	**$ 11,804.1**	$ 11,022.7*	**7%**	$ 6,462.5	$ 6,069.7	6%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

The increase in reported sales for 2012 is due primarily to the inclusion of the Nalco business in our results. Reported sales for 2012 increased 5% when compared to both 2011 pro forma sales and 2011 adjusted pro forma sales. Foreign currency negatively impacted sales growth in 2012.

The increase in reported sales for 2011 was also impacted by the Nalco merger. Excluding Nalco merger related activity and special (gains) and charges from 2011 results, adjusted sales increased 9% when compared to 2010 reported sales. Foreign currency positively impacted sales growth in 2011.

The change components of the year-over-year 2012 reported net sales versus 2011 adjusted pro forma sales and the year-over-year 2011 adjusted sales versus 2010 reported sales are as follows:

PERCENT	2012	2011
Volume	**5%**	3%
Price changes	**2**	1
Acquisitions and divestitures	**-**	2
Non-GAAP adjusted fixed currency sales increase	**7**	6
Foreign currency translation	**(2)**	2
Non-GAAP adjusted sales increase	**5%**	9%

Note: Amounts in the table above do not necessarily sum due to rounding.

Gross Margin

PERCENT	2012	2011	2011	2010
Reported gross margin	**45.2%**	48.9%	48.9%	50.5%
Adjustments:				
Nalco merger pro forma adjustment	**-**	(3.2)	-	-
Gross margin	**45.2%**	45.7%*	48.9%	50.5%
Adjustments:				
Special gains and charges	**0.8**	0.2	0.3	-
Nalco merger impact to reported 2011 results	**-**	-	0.2	-
Non-GAAP adjusted gross margin	**46.0%**	45.9%*	49.4%	50.5%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Our gross profit margin ("gross margin") is defined as the difference between sales less cost of sales, divided by sales. Our reported gross margin was 45.2% and 48.9% for 2012 and 2011, respectively. The inclusion of Nalco's business mix in 2012 negatively impacted our 2012 reported gross margin when comparing against our reported 2011 gross margin. Our 2012 reported gross margin was also negatively impacted by special (gains) and charges including the recognition of fair value step-up in Nalco inventory of $71.2 million and restructuring charges of $22.7 million. Our 2011 gross margin was negatively impacted by restructuring charges of $5.3 million, recognition of fair value step-up in Nalco inventory of $3.6 million and $29.6 million related to the modification of a customer agreement.

Adjusting 2011 for the pro forma effect of the Nalco merger and excluding the impact of restructuring charges and the recognition of fair value step-up inventory from 2012 and 2011 results and the impact of the customer agreement modification from our 2011 results, our 2012 adjusted gross margin was 46.0%, which compared against an adjusted pro forma gross margin of 45.9% for 2011. The increase in the 2012 adjusted gross margin as compared to the 2011 adjusted pro forma gross margin was driven by pricing gains, sales volume increases, synergies and cost savings which outpaced increased delivered product costs (including raw materials, freight and fuel) as well as the negative business mix impact of increased Global Energy sales, which on average have a lower gross margin compared to our other businesses.

Our reported gross margin was 48.9% and 50.5% for 2011 and 2010, respectively. As previously discussed, our 2011 gross margin was negatively impacted by restructuring charges, recognition of fair value step-up in Nalco inventory and a customer agreement modification. Additionally, the Nalco merger had a negative impact on our gross margins subsequent to the close of the merger in December of 2011. Our 2010 gross margin was not impacted by special gains and charges or the Nalco merger.

Excluding the impact of restructuring charges, the recognition of fair value step-up in Nalco inventory, the impact of the customer agreement modification and the negative impact of Nalco's post-merger results, our 2011 adjusted gross margin was 49.4%, which compared against a reported gross margin of 50.5% for 2010. The decrease when comparing the 2011 adjusted gross margin to the reported 2010 gross margin was driven by significantly higher delivered product costs which more than offset sales and pricing gains.

Selling, General and Administrative Expenses

PERCENT	2012	2011	2011	2010
Reported SG&A ratio	33.1%	35.9%	35.9%	37.1%
Adjustments:				
Nalco merger pro forma adjustment	-	(1.2)	-	-
SG&A ratio	33.1%	34.7%*	35.9%	37.1%
Adjustments:				
Nalco merger impact to reported 2011 results	-	-	(0.2)	-
Non-GAAP adjusted SG&A ratio	33.1%	34.7%*	35.7%	37.1%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Reported selling, general and administrative ("SG&A") expenses as a percentage of reported net sales were 33.1% during 2012 compared to the reported equivalent of 35.9% in 2011. The inclusion of Nalco's business mix in 2012 positively impacted our 2012 reported SG&A expense ratio when comparing against our reported 2011 SG&A expense ratio.

Adjusting 2011 results for the pro forma effect of the Nalco merger, our reported 2012 SG&A expense ratio of 33.1% compared against a 2011 pro forma SG&A expense ratio of 34.7%. The decrease in expense percentage during 2012 was driven by leverage from sales gains, along with cost savings efforts including those associated with restructuring actions, which more than offset investments and other cost increases. We continued to make key business investments that drive innovation and efficiency, through R&D and information technology systems.

Reported SG&A expenses as a percentage of reported net sales decreased to 35.9% in 2011 compared to 37.1% in 2010. As shown in the previous table, the impact on the SG&A expense ratio in 2011 from the Nalco merger was minimal. The decrease in the expense ratio from 2010 to 2011 was driven by leverage from sales gains and acquisitions, along with savings from restructuring in 2011, which more than offset investments in the business and cost increases.

Special (Gains) and Charges

Special (gains) and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2012	2011	2010
Net sales			
Customer agreement modification	$ -	$ 29.6	$ -
Cost of sales			
Restructuring charges	22.7	5.3	-
Recognition of Nalco inventory fair value step-up	71.2	3.6	-
Subtotal	93.9	8.9	-
Special (gains) and charges			
Restructuring charges	116.6	69.0	-
Champion acquisition costs	18.3	-	-
Nalco merger and integration costs	70.9	57.7	-
Gain on sale of businesses, litigation related charges and other	(60.1)	4.3	3.3
Venezuela currency devaluation	-	-	4.2
Subtotal	145.7	131.0	7.5
Operating income subtotal	239.6	169.5	7.5
Interest expense, net			
Debt extinguishment costs	18.2	-	-
Merger and acquisition debt costs	1.1	1.5	-
Subtotal	19.3	1.5	-
Net income attributable to noncontrolling interest			
Recognition of Nalco inventory fair value step-up	(4.5)	-	-
Total special (gains) and charges	$ 254.4	$ 171.0	$ 7.5

For segment reporting purposes, special (gains) and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Restructuring Charges

2011 Restructuring Plan

In February 2011, we commenced a comprehensive plan to substantially improve the efficiency and effectiveness of our European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally through this Plan, restructuring has been and will continue to be undertaken outside of Europe (collectively the "2011 Restructuring Plan"). As a result of restructuring activities under the 2011 Restructuring Plan, we recorded restructuring charges of $66.2 million ($46.1 million after tax) or $0.15 per diluted share and $68.1 million ($54.2 million after tax) or $0.22 per diluted share during 2012 and 2011, respectively.

We expect to incur pretax restructuring charges of approximately $150 million ($125 million after tax) under the 2011 Restructuring Plan through the completion of the Plan in 2013. We anticipate that approximately $140 million of the pre-tax charges will represent cash expenditures. The remaining $10 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

Actions under the 2011 Restructuring Plan are expected to result in approximately $120 million in annualized cost savings when fully realized, with approximately $70 million of cost savings realized through 2012.

Merger Restructuring Plan

In January 2012, following the completion of the Nalco merger, we formally commenced plans to undertake restructuring actions related to the reduction of our global workforce and optimization of our supply chain and office facilities, including planned reduction of plant and distribution center locations (the "Merger Restructuring Plan"). In anticipation of the Plan, a limited number of actions were taken in 2011, and as a result, we recorded restructuring charges of $6.6 million ($4.1 million after tax) or $0.02 per diluted share in 2011. During 2012, as a result of restructuring activities under the Plan, we recorded restructuring charges of $73.2 million ($54.5 million after tax) or $0.18 per diluted share.

We expect that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total cost through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). We anticipate that approximately $160 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $20 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

We anticipate savings from the Merger Restructuring Plan, along with synergies achieved in connection with the merger, will be approximately $250 million on an annual basis with the run rate achieved by the end of 2014. The corresponding savings and synergies were approximately $75 million in 2012, with $135 million expected in 2013.

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Further details related to our restructuring charges are included in Note 3.

Non-restructuring special (gains) and charges

Nalco merger and integration costs

As a result of the Nalco merger, during 2012 and 2011, we incurred charges of $155.8 million ($113.7 million after tax), or $0.38 per diluted share and $62.8 million ($45.6 million after tax), or $0.19 per diluted share, respectively. Nalco merger and integration charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco's senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger.

Champion acquisition costs

As a result of the pending acquisition of Champion, during 2012 we incurred charges of $19.4 million ($16.7 million after tax), or $0.06 per diluted share. Champion acquisition charges have been included as a component of special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts included in special (gains) and charges include acquisition costs and advisory fees. Amounts included in net interest expense include fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition.

Other special (gains) and charges

During 2012, we recorded a net gain of $60.1 million ($35.7 million after tax), or $0.12 per diluted share related to the sale of our Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business, originally sold prior to 2012 and litigation related charges.

In the fourth quarter of 2011, we modified a long-term customer agreement that was assumed as part of a previous acquisition. The impact of the modification was included in net sales on the Consolidated Statement of Income, resulting in a sales reduction of $29.6 million ($18.4 million after tax), or $0.08 per diluted share.

In the first quarter of 2011, we completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia ("Cleantec"). Special (gains) and charges in 2011 included acquisition integration costs incurred to optimize the Cleantec business structure.

As shown in the pro forma table on page 9, pro forma 2011 special (gains) and charges include the impact of the sale of Nalco's personal care products business and its marine chemicals business, which resulted in a gain of $136.0 million.

Special (gains) and charges in 2010 include costs to optimize the company's business structures of $10.9 million, of which $8.5 million were recorded in the fourth quarter. In the third quarter of 2010, we sold an investment in a small U.S. business and recognized a $5.9 million gain on the sale. The investment was not material to our consolidated results of operations or financial position.

Beginning in 2010, Venezuela was designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). We are remeasuring the financial statements of our Venezuelan subsidiary using the official exchange rate of 4.30 Bolivars to U.S. dollar. As a result of the devaluation, we recorded a charge of $4.2 million in the first quarter of 2010 due to the remeasurement of the local balance sheet. We are unable to predict the ongoing currency gains and losses for the remeasurement of the balance sheet.

Further details related to our non-restructuring special (gains) and charges are included in Note 3.

Operating Income

MILLIONS	2012	2011	PERCENT CHANGE	2011	2010	PERCENT CHANGE
Reported GAAP operating income	**$ 1,289.3**	$ 753.8	**71%**	$ 753.8	$ 806.8	(7)%
Adjustments:						
Nalco merger pro forma adjustment	**-**	502.9		-	-	
Operating income	**1,289.3**	1,256.7*	**3**	753.8	806.8	(7)
Adjustments:						
Special (gains) and charges	**239.6**	18.7*		169.5	7.5	
Nalco merger impact to 2011 reported results	**-**	-		(13.8)	-	
Non-GAAP adjusted operating income	**1,528.9**	1,275.4*	**20**	909.5	814.3	12
Effect of foreign currency translation	**(3.9)**	(28.2)*		(18.3)	2.5	
Non-GAAP adjusted fixed currency operating income	**$ 1,525.0**	$ 1,247.2*	**22%**	$ 891.2	$ 816.8	9%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Reported operating income in 2012 increased 71% compared to reported operating income in 2011. Reported operating income in 2012 increased 3% against 2011 pro forma operating income. Our 2012 reported operating income and 2011 pro forma operating income were both impacted by special (gains) and charges. Excluding the impact of special (gains) and charges from 2012 reported and 2011 pro forma operating income, 2012 adjusted operating income increased 20% when compared against 2011 adjusted pro forma operating income. Foreign currency had a negative impact on operating income growth as shown in the previous table. The 2012 adjusted fixed currency operating income increase of 22% as compared to 2011 adjusted pro forma fixed currency operating income was driven by sales volume and pricing gains, as well as synergies and other cost savings, which more than offset higher delivered product costs and investments in the business.

Reported operating income decreased 7% in 2011 compared to 2010. The operating income decrease was impacted by the year-over-year comparison of special (gains) and charges, offset partially by the impact of including Nalco merger related activity in our consolidated results in December 2011. Excluding the impact of special (gains) and charges and Nalco merger related activity, adjusted operating income increased 12% in 2011. Foreign currency had a positive impact on operating income growth as shown in the previous table. The 2011 adjusted fixed currency operating increase of 9% as compared to 2010 adjusted fixed currency operating income was driven by sales volume gains, pricing and cost savings which more than offset increased delivered product costs and investments in the business.

Interest Expense, Net

MILLIONS	2012	2011	2010	PERCENT CHANGE 2012	PERCENT CHANGE 2011
Reported GAAP interest expense, net	**$ 276.7**	$ 74.2	$ 59.1	**273%**	26%
Less adjustments:					
Special (gains) and charges	**19.3**	1.5	-		
Nalco merger impact	**-**	17.4	-		
Non-GAAP adjusted interest expense, net	**$ 257.4**	$ 55.3	$ 59.1	**365%**	(6)%

Reported net interest expense totaled $276.7 million, $74.2 million and $59.1 million during 2012, 2011 and 2010, respectively.

Special (gains) and charges reported within net interest expense during 2012 included a net loss on the extinguishment of Nalco's senior notes, which were assumed as part of the merger. Special (gains) and charges within net interest during 2012 also included fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition. Special (gains) and charges reported within net interest expense during 2011 include short-term credit facility costs incurred to initially finance the Nalco merger. Both reported and adjusted net interest expense increased from 2011 to 2012, due primarily to debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases.

The year-over-year comparability of 2011 compared to 2010 was also impacted by inclusion of Nalco's merger related activity in our consolidated results in 2011, which includes the interest expense impact of our $3.75 billion public debt issuance in December 2011 as well as interest expense on the Nalco senior notes outstanding as of December 31, 2011. Excluding the impact of special (gains) and charges and the Nalco merger impact, 2011 adjusted net interest expense decreased 6% compared to 2010 due primarily to the repayment of our $150 million 6.875% notes in February 2011.

Provision for Income Taxes

The following table provides a summary of our tax rate:

PERCENT	2012	2011	2010
Reported tax rate	**30.7%**	31.8%	29.0%
Tax rate impact of:			
Special gains and charges	**(1.5)**	(0.9)	(0.1)
Discrete tax items	**0.7**	(1.0)	1.0
Nalco merger impact	**-**	0.0	-
Non-GAAP adjusted effective tax rate	**29.9%**	29.9%	29.9%

Our reported tax rate for 2012, 2011 and 2010 includes the tax impact of special (gains) and charges and discrete tax items. Depending on the nature of our special gains and charges and discrete tax items, our reported tax rate may not be consistent on a period to period basis, as amounts included in our special gains and charges are derived from tax jurisdictions with rates that vary from our overall non-GAAP adjusted tax rate. Additionally, our 2011 reported tax rate includes the impact of including Nalco's U.S. activity in our consolidated results beginning in December 2011.

Our 2012 reported tax rate includes $59.4 million of net tax benefits on special (gains) and charges and $9.2 million of discrete tax net benefit. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax benefits in 2012 are based largely on benefits of $11 million related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing the company's 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates and state and foreign country audit settlements and adjustments.

Our 2011 reported tax rate includes $45.4 million of net tax benefits on special (gains) and charges, $1.5 million of tax benefits related to U.S. Nalco activity included in our consolidated results beginning in December 2011, and $7.4 million of discrete tax net expense. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax items in 2011 include an $8 million charge recorded in the fourth quarter related to the realizability of foreign net operating loss carryforwards, as well as discrete tax net expense related to the remeasurement of our deferred tax assets due to the impact of a change in our blended state tax rate. These items were partially offset by net benefits related to recognizing adjustments from filing our 2010 U.S. federal returns and other International income tax returns and recognizing settlements and adjustments related to our 1999 through 2001 U.S. income tax returns. We also had benefits from prior year state refund claims and benefits from recognizing settlements and adjustments related to our 2007 through 2008 U.S. income tax returns.

Our 2010 reported tax rate included $0.9 million of net tax benefits on special (gains) and charges as well as $8.0 million of discrete tax net benefits. The corresponding impact of these items to the reported tax rate is shown in the previous table.

Discrete tax benefits in 2010 primarily include recognizing favorable settlements related to our 2002 through 2004 IRS appeals case and adjustments related to our prior year tax reserves. The discrete tax net benefit for the year also includes a $6 million tax benefit from the settlement of an international tax audit recorded in the first quarter, offset by a $5 million charge also recorded in the first quarter due to the passage of the U.S. Patient Protection and Affordable Care Act which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of our deferred tax assets related to the subsidies, as well as a $2 million charge in the second quarter for the impact of international tax costs from optimizing our business structure.

Our adjusted effective tax rate has been consistent at 29.9% across 2012, 2011 and 2010.

Net Income Attributable to Ecolab

MILLIONS	2012	2011	2010	PERCENT CHANGE 2012	PERCENT CHANGE 2011
Reported GAAP net income	**$ 703.6**	$ 462.5	$ 530.3	**52%**	(13)%
Adjustments:					
Special (gains) and charges	**195.0**	125.6	6.6		
Discrete tax expense (benefit)	**(9.2)**	7.4	(8.0)		
Nalco merger impact	**-**	2.1	-		
Non-GAAP adjusted net income	**$ 889.4**	$ 597.6	$ 528.9	**49%**	13%

Diluted Earnings Per Common Share (EPS)

DOLLARS	2012	2011	2010	PERCENT CHANGE 2012	PERCENT CHANGE 2011
Reported GAAP EPS	**$ 2.35**	$ 1.91	$ 2.23	**23%**	(14)%
Adjustments:					
Special (gains) and charges	**0.65**	0.52	0.03		
Discrete tax expense (benefit)	**(0.03)**	0.03	(0.03)		
Nalco merger impact	**-**	0.08	-		
Non-GAAP adjusted EPS	**$ 2.98**	$ 2.54	$ 2.23	**17%**	14%

Note: Per share amounts do not necessarily sum due to rounding.

Reported net income attributable to Ecolab totaled $704 million, $463 million and $530 million during 2012, 2011 and 2010, respectively, which resulted in reported earnings per share of $2.35, $1.91 and $2.23 for the corresponding periods.

Amounts for 2012, 2011 and 2010 include special (gains) and charges and discrete tax items. Additionally, 2011 amounts include Nalco merger related activity in our consolidated results beginning in December 2011, as well as shares issued as consideration for the equity portion of the Nalco merger.

Excluding special (gains) and charges and the impact of discrete items from 2012, 2011 and 2010, and the impact of the Nalco merger from 2011, adjusted net income and adjusted earnings per share increased 49% and 17%, respectively, when comparing 2012 to 2011 and increased 13% and 14%, respectively, when comparing 2011 to 2010.

Currency translation had an unfavorable impact of approximately $0.06 per share on diluted earnings per share for 2012 compared to 2011. Currency translation had a favorable impact of approximately $0.06 per share on diluted earnings per share for 2011 compared to 2010.

Segment Performance

Effective with the Nalco merger, we added Nalco's three legacy operating units (Water Services, Paper Services and Energy Services) as additional reportable segments to the merged company's reporting structure.

Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively. With the exception of the water treatment related business change discussed in the following paragraphs, the underlying structure of the Global Water, Global Paper and Global Energy segments remains the same as 2011.

Beginning in the first quarter of 2012, the International reportable segment was renamed as the International Cleaning, Sanitizing & Other Services reportable segment. With the exception of the water treatment related business change discussed below, the underlying structure of the International Cleaning, Sanitizing & Other Services segment remains the same as 2011.

Beginning in the first quarter of 2012, due to changes in how we internally manage and report results within our legacy Ecolab Food & Beverage and Asia Pacific operating units, certain water treatment related businesses were moved from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment. The movement of these businesses did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

Our fourteen operating units are aggregated into six reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services, International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy.

We evaluate the performance of our international operations within our International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy reportable segments based on fixed currency exchange rates used by management for 2012. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as "effect of foreign currency translation" in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

Reported sales for 2012, 2011 and 2010 for each of our reportable segments were as follows:

MILLIONS	2012	2011	2010	PERCENT CHANGE 2012	PERCENT CHANGE 2011
U.S. Cleaning & Sanitizing	**$ 2,992.9**	$ 2,930.3	$ 2,721.9	**2%**	8%
U.S. Other Services	**474.6**	457.1	448.5	**4**	2
Int'l Cleaning, Sanitizing & Other Services	**3,175.8**	3,075.1	2,899.4	**3**	6
Global Water	**2,087.4**	67.2	-		
Global Paper	**805.4**	33.9	-		
Global Energy	**2,268.0**	92.3	-		
Corporate	**-**	(29.6)	-		
Subtotal at fixed currency	**11,804.1**	6,626.3	6,069.8	**78**	9
Effect of foreign currency translation	**34.6**	172.2	19.9		
Consolidated	**$ 11,838.7**	$ 6,798.5	$ 6,089.7	**74%**	12%

Reported sales for 2012 and pro forma sales, including Nalco's results and reclassification of certain water treatment related businesses, for 2011 for each of our reportable segments were as follows:

MILLIONS	2012	2011	PERCENT CHANGE
U.S. Cleaning & Sanitizing	**$ 2,992.9**	$ 2,839.0*	**5%**
U.S. Other Services	**474.6**	457.1	**4**
Int'l Cleaning, Sanitizing & Other Services	**3,175.8**	3,027.4*	**5**
Global Water	**2,087.4**	2,014.0*	**4**
Global Paper	**805.4**	811.8*	**(1)**
Global Energy	**2,268.0**	1,873.4*	**21**
Corporate	**-**	(29.6)	
Subtotal at fixed currency	**11,804.1**	10,993.1*	**7**
Effect of foreign currency translation	**34.6**	290.8*	
Consolidated	**$ 11,838.7**	$ 11,283.9*	**5%**

*Amounts represent the pro forma equivalent of the 2012 amounts presented.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results versus 2011 reported results, the following sales discussions also provide analysis on 2012 reported results versus 2011 pro forma results. Discussions around comparisons of 2011 versus 2010 focus on the reported results for those respective periods.

U.S. CLEANING & SANITIZING


BUSINESS MIX
Percentage
2%
1%
3%
11%
13%
17%
53% Institutional

Reported U.S. Cleaning & Sanitizing sales increased 2% in 2012 compared to reported 2011 sales. Reported 2012 sales increased 5% when compared to 2011 pro forma sales. Reported 2011 sales increased 8% when compared to reported sales from 2010. Excluding the impact of acquisitions and divestitures from all periods, 2012 sales increased 5% when compared to 2011 pro forma sales and 2011 sales increased 5% against 2010 sales.

Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional - Reported sales increased 4% in 2012 compared to 2011 reported sales. Sales initiatives, targeting new accounts, and effective product programs continued to lead our results. Demand from our lodging customers continued to show modest growth, while overall foodservice foot traffic remained soft.

Reported sales grew 4% in 2011 compared to 2010 reported sales. Sales initiatives, pricing gains, new accounts and effective product programs led our results. Demand from our lodging customers showed good growth, while overall foodservice foot traffic was soft.

Food & Beverage – Reported sales increased 4% in 2012 compared to 2011 pro forma sales. Sales growth was led by gains in the dairy, food and agri market segments. Food & Beverage remains focused on pricing as well as customer and new product penetration.

Reported sales increased 7% in 2011 compared to reported sales from 2010. The dairy and food market segments drove the increase, led by corporate account wins, pricing and product penetration. 2011 sales also benefited from a large project sale through our Ecovation business during the second quarter of 2011.

Kay – Reported sales grew 9% in 2012 compared to 2011 reported sales. The increase was led by double-digit growth from our food retail business which benefited from new accounts, and solid results from our quick service business.

Reported sales for 2011 increased 7% compared to 2010 reported sales. The sales increase for 2011 was led by our food retail business. Sales at Kay benefited from good demand from existing and new food retail and quick service accounts.

Healthcare – Reported sales increased 9% in 2012 compared to 2011 reported sales. Excluding the impact of acquisitions, sales increased 6% in 2012. Sales growth was led by our patient temperature management business, environmental hygiene and our infection barrier solutions, which offset general softness in the overall U.S. healthcare market.

Reported sales increased 28% in 2011 compared to reported sales from 2010. Excluding the impact of the acquisitions, sales increased 4% in 2011. Growth in sales of hand hygiene and surgical instrument cleaning products were partially offset by slower growth in patient and equipment drapes. Comparison sales in 2011 for hand hygiene were against slower sales in 2010 due to the increase in 2009 from H1N1 preparations.

U.S. OTHER SERVICES

BUSINESS MIX
Percentage



28%
72%

U.S. Other Services sales increased 4% in 2012 compared to 2011 and increased 2% in 2011 compared to 2010.

Sales for our U.S. Other Services businesses were as follows:

Pest Elimination – Sales for 2012 grew 4% when compared to the prior year. Gains in the food & beverage and healthcare segment and improved results in the foodservice segment led the growth. Contract sales showed modest improvements, while non-contract sales growth was strong.

Sales were flat in 2011 compared to 2010. Gains in the food & beverage plant, healthcare, hospitality and grocery segments were offset by slow conditions in other major segments. Contract sales increased marginally, offset by a decrease in non-contract sales.

Equipment Care – Sales grew 4% in 2012 compared to the prior year. Service and installed parts sales increased, benefiting from new accounts and pricing gains. Direct parts sales decreased compared to results from 2011.

Sales increased 6% in 2011 compared to 2010. Pricing gains and new accounts helped drive service and installed parts sales increases during 2011. Direct parts sales decreased slightly in 2011 compared to 2010.

INTERNATIONAL CLEANING, SANITIZING & OTHER SERVICES

BUSINESS MIX
Percentage



8%
11%
23%
58%

Fixed currency sales for our International Cleaning, Sanitizing & Other Services segment increased 3% for 2012 compared to fixed currency sales from 2011. 2012 fixed currency sales increased 5% when compared to 2011 pro forma fixed currency sales. Fixed currency sales from 2011 increased 6% when compared to 2010 fixed currency sales.

Excluding the impact of acquisitions and divestitures from all periods, 2012 fixed currency sales increased 4% compared to 2011 pro forma fixed currency sales and 2011 fixed currency sales increased 4% when compared to 2010 fixed currency sales.

When measured at public currency rates, 2012 reported International Cleaning, Sanitizing & Other Services sales decreased 1% against public currency reported sales from 2011 and were flat compared to public currency pro forma sales from 2011. Public currency reported sales from 2011 increased 11% when compared to 2010 public currency reported sales.

Fixed currency sales changes for our International Cleaning, Sanitizing & Other Services operating units were as follows:

Europe, Middle East and Africa – Sales increased 3% in 2012 compared to 2011. Excluding the impact of acquisitions, sales increased 2% in 2012. Solid results in MEA and moderate growth in the UK, Italy and Germany led the increase. From a divisional perspective, Healthcare, Pest Elimination and Food & Beverage showed good results, while Institutional sales were flat to the prior year. Textile Care sales declined slightly.

Sales increased 2% in 2011 compared to 2010. Sales growth in MEA, Germany and the U.K. were partially offset by lower sales in France and Italy. From a divisional perspective, Europe's Healthcare sales showed a solid increase based on gains in the pharmaceutical and infection prevention markets. Food & Beverage and Pest Elimination sales both increased modestly. Institutional sales increased slightly, while Textile Care sales declined slightly.

Asia Pacific – Sales for 2012 increased 5% compared to 2011 pro forma sales. Sales growth was driven by increases in China and emerging Asian countries, with modest gains in Japan, Australia and New Zealand. From a divisional perspective, both Institutional and Food & Beverage continued to show good growth driven by new account gains and increased product penetration.

Sales increased 15% in 2011 compared to 2010. Excluding the impact of acquisitions, sales increased 5% in 2011. Natural disasters within the region in 2011 reduced sales growth by approximately two percentage points. Sales growth was driven primarily by increases in China and Australia. From a divisional perspective, institutional sales were strong driven by new programs and a focus on expansion in emerging Asian markets. Food & Beverage also continued to report strong sales growth, driven by new accounts and improved product penetration.

Latin America - We continued to experience strong sales growth in Latin America as sales in the region increased 18% in 2012 compared to 2011. Excluding the impact of acquisitions, sales increased 14% in 2012. At a country level, Brazil, Chile and Mexico all produced double-digit sales growth. Sales growth in our Institutional, Food & Beverage and Pest businesses all continued to be strong, as new accounts and continued successes with existing customers benefited all three divisions.

Sales in the region increased 14% in 2011 compared to 2010. At a country level, Brazil, Chile and Mexico all showed strong sales gains. Our Institutional, Food & Beverage and Pest Elimination businesses all reported double-digit increases in sales. Institutional sales growth was driven by increased product penetration and new accounts, while Food & Beverage benefited from strong demand in the beverage and brewing markets.

Canada - Sales grew 7% in 2012 compared to the prior year. Continued solid performances in Food & Beverage and Institutional led to the sales increase.

Sales increased 4% in 2011 compared to 2010. Solid gains in Food & Beverage, good growth in Institutional and a strong recovery in Healthcare led the sales increase.

GLOBAL WATER

Global Water had $2,087 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $67 million, and no sales in 2010.

2012 Global Water fixed currency sales increased 4% compared to 2011 pro forma fixed currency sales of $2,014 million. Acquisitions and divestitures did not have a significant impact when comparing 2012 fixed currency sales against 2011 pro forma fixed currency results. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, growth was led by increases in the food & beverage, power and primary metals businesses. 2011 pro forma sales also benefited from a wastewater project sale, impacting the comparison against the current year. At a regional level, sales growth in the U.S., Latin America and Asia Pacific offset general softness in EMEA, which continues to reflect the weak economic conditions in that region.

When measured at public currency exchange rates, 2012 reported Global Water sales increased 1% when compared to 2011 pro forma sales.

GLOBAL PAPER

Global Paper had $805 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $34 million, and no sales in 2010.

Global Paper 2012 sales, when measured in fixed rates of currency exchange, decreased 1% when compared against 2011 pro forma fixed currency sales of $812 million. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the decrease was driven by lower customer plant utilization and down time, as well as the strategic elimination of certain low margin business. From a regional perspective, modest growth in Latin America and EMEA was more than offset by sales declines in the U.S. and Asia Pacific.

When measured at public currency exchange rates, 2012 reported Global Paper sales decreased 3% against 2011 pro forma sales.

GLOBAL ENERGY

Global Energy had $2,268 million of fixed currency sales in 2012, which based on the closing date of the merger, compared against 2011 sales of $92 million, and no sales in 2010.

When measured in fixed rates of currency exchange, 2012 Global Energy sales increased 21% versus 2011 pro forma fixed currency sales of $1,873 million. When comparing fixed currency sales for 2012 against pro forma fixed currency sales for 2011, the increase in sales reflected strong volume growth in our upstream business resulting from good market conditions, share gains and continued focus on high growth energy sources, including deepwater and shale accounts. Upstream end markets were strong in the Americas and the Middle East. We continued to see steady sales growth and market share gains in our downstream business across all regions.

When measured at public currency exchange rates, 2012 reported Global Energy sales increased 19% against 2011 pro forma sales.

CORPORATE

The corporate segment includes $30 million of sales reductions in 2011 related to the modification of a customer agreement.

Operating Income by Reportable Segment

Reported operating income for 2012, 2011 and 2010 for each of our reportable segments was as follows:

MILLIONS	2012	2011	2010	PERCENT CHANGE 2012	2011
U.S. Cleaning & Sanitizing	**$ 651.4**	$ 556.7	$ 513.9	**17%**	8%
U.S. Other Services	**70.8**	69.7	71.4	**2**	(2)
Int'l Cleaning, Sanitizing & Other Services	**340.8**	285.8	254.5	**19**	12
Global Water	**235.9**	11.0	-		
Global Paper	**86.3**	6.2	-		
Global Energy	**360.1**	17.7	-		
Corporate	**(459.9)**	(211.6)	(30.5)		
Subtotal at fixed currency	**1,285.4**	735.5	809.3	**75**	(9)
Effect of foreign currency translation	**3.9**	18.3	(2.5)		
Consolidated	**$ 1,289.3**	$ 753.8	$ 806.8	**71%**	(7)%

Reported operating income for 2012 and pro forma operating income, including Nalco's results and reclassification of certain water treatment related businesses, for 2011 for each of our reportable segments was as follows:

MILLIONS	2012	2011	PERCENT CHANGE
U.S. Cleaning & Sanitizing	$ 651.4	$ 568.5*	15%
U.S. Other Services	70.8	69.7	2
Int'l Cleaning, Sanitizing & Other Services	340.8	280.3*	22
Global Water	235.9	196.7*	20
Global Paper	86.3	75.9*	14
Global Energy	360.1	264.0*	36
Corporate	(459.9)	(226.6)*	
Subtotal at fixed currency	1,285.4	1,228.5*	5
Effect of foreign currency translation	3.9	28.2*	
Consolidated	$ 1,289.3	$ 1,256.7*	3%

*Amounts represent the pro forma equivalent to the 2012 amounts presented.

Operating income as a percentage of reported net sales ("operating income margin") for each of our reportable segments was as follows:

PERCENTAGE	REPORTED 2012	REPORTED 2011	PRO FORMA 2011	REPORTED 2010
U.S. Cleaning & Sanitizing	21.8%	19.0%	20.0%	18.9%
U.S. Other Services	14.9	15.2	15.2	15.9
Int'l Cleaning, Sanitizing & Other Services	10.7	9.3	9.3	8.8
Global Water	11.3	*	9.8	-
Global Paper	10.7	*	9.3	-
Global Energy	15.9	*	14.1	-
Consolidated	10.9%	11.1%	11.1%	13.2%

*The 2011 operating margins for the legacy Nalco segments have not been included as they are not necessarily indicative of full year or future trends, as based on the close date of the merger, they include only one month of U.S. activity.

Operating income margins of our segments that have international operations (Int'l Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy) are generally less than those realized within our U.S. Cleaning & Sanitizing and U.S. Other Services segments. The lower international margins are due to (i) the additional cost of operating in numerous and diverse foreign jurisdictions, (ii) higher costs of importing certain raw materials and finished goods in some regions and (iii) the smaller scale of International operations where certain operating locations are smaller in size. Proportionately larger investments in sales and technical support are also necessary in order to facilitate the growth of our International operations. However, we believe all have margin improvement potential and have implemented actions to attain them.

As discussed previously in this MD&A, in order to provide the most meaningful comparison of results by reportable segment, in addition to discussing changes in 2012 reported results versus 2011 reported results, the following operating income discussions also provide analysis on 2012 reported results versus 2011 pro forma results. Discussions around comparisons of 2011 versus 2010 focus on the reported results for those respective periods.

U.S. Cleaning & Sanitizing - Reported operating income increased 17% to $651 million for 2012 compared to 2011 reported operating income. 2012 reported operating income increased 15% when compared to 2011 pro forma operating income of $569 million. Excluding the impact of acquisitions and divestitures, 2012 operating income increased 14% when compared to 2011 pro forma operating income. Reported operating income margins for 2012 showed improvement against both reported and pro forma 2011 operating income margins. The increase in operating income was driven by sales volume, pricing gains, synergies and cost savings, which more than offset delivered product cost increases.

U.S. Cleaning & Sanitizing operating income increased 8% to $557 million in 2011 compared to 2010. Excluding the impact of acquisitions, operating income increased 2% in 2011. Our reported operating income margin improved slightly in 2011 compared to 2010. The increase in acquisition adjusted operating income was driven primarily by sales volume and pricing gains which more than offset increases in delivered product costs.

U.S. Other Services - Operating income increased 2% in 2012 compared to 2011. The increase in operating income was driven primarily by sales volume and pricing gains, which more than offset higher service delivery costs and investments in the field sales organization. Our operating income margin decreased slightly in 2012 compared to 2011.

U.S. Other Services operating income decreased 2% to $70 million in 2011 compared to 2010. Our operating income margin decreased in 2011 compared to 2010. The operating income decrease was driven by higher service delivery costs which outpaced sales gains and cost savings actions.

International Cleaning, Sanitizing & Other Services - Operating income at fixed currency rates increased 19% in 2012 compared to 2011. 2012 fixed currency operating income increased 22% when compared to 2011 pro forma fixed currency operating income. Acquisitions did not have a significant impact on operating income growth. Operating income margins for 2012 showed improvement against both reported and pro forma 2011 operating income margins. Operating income growth was driven by sales volume and pricing gains as well as savings from our 2011 Restructuring Plan and other synergies, which more than offset higher delivered product costs and investments in the business. When measured at public currency rates, 2012 International Cleaning, Sanitizing & Other Services reported operating income increased 13% against reported operating income for 2011 and 15% against pro forma operating for 2011.

International Cleaning, Sanitizing & Other fixed currency operating income increased 12% to $286 million in 2011 compared to 2010. Excluding the impact of acquisitions and divestitures, fixed currency operating income increased 11% during 2011 when compared to 2010. Our operating income margin showed improvement in 2011 compared to 2010. Operating income growth was driven by volume and pricing gains and cost savings actions from our 2011 Restructuring Plan, which more than offset higher delivered product and other costs. When measured at public currency rates, operating income increased 21% to $304 million in 2011 compared to 2010.

Global Water - Global Water had $236 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $11 million, and no operating income in 2010.

2012 Global Water fixed currency operating income increased 20% compared to 2011 pro forma fixed currency operating income of $197 million. Excluding the impact of acquisitions and divestitures, 2012 fixed currency operating income increased 23% when compared to 2011 pro forma fixed currency operating. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency operating income for 2012 against pro forma fixed currency operating income for 2011, operating income growth was driven by pricing and sales volume gains, as well as synergies and other cost savings, which more than offset higher delivered product costs.

When measured at public currency exchange rates, 2012 Global Water reported operating income increased 18% compared to 2011 pro forma operating income.

Global Paper - Global Paper had $86 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $6 million, and no operating income in 2010.

2012 Global Paper operating income, when measured in fixed rates of currency exchange, increased 14% when compared against 2011 pro forma fixed currency operating income of $76 million. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency results for 2012 against pro forma fixed currency results for 2011, operating income growth was driven by pricing gains, synergies and other cost savings which more than offset decreased sales volume from the strategic elimination of low margin business and higher delivered product costs.

When measured at public currency exchange rates, 2012 Global Paper reported operating income increased 11% compared to 2011 pro forma operating income.

Global Energy - Global Energy had $360 million of fixed currency operating income in 2012, which based on the closing date of the merger, compared against 2011 operating income of $18 million, and no operating income in 2010.

When measured in fixed rates of currency exchange, 2012 Global Energy operating income increased 36% versus 2011 pro forma fixed currency operating income of $264 million. Our 2012 reported operating income margin improved compared to our 2011 pro forma operating income margin. When comparing fixed currency results for 2012 against pro forma results for 2011, operating income growth was driven by strong sales volume growth, pricing gains and synergies, which more than offset higher delivered product costs and investments in the business.

When measured at public currency exchange rates, 2012 Global Energy reported operating income increased 34% compared to 2011 pro forma operating income.

Corporate - Consistent with our internal management reporting, the Corporate segment includes amortization specifically from the Nalco merger intangible assets, merger integration costs and investments we are making in business systems and structure.

The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income. Items included within reported special (gains) and charges are shown in the table on page 15, and items included in pro forma special (gains) and charges are shown in the table on page 9.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Total assets were $17.6 billion as of December 31, 2012, compared to total assets of $18.2 billion as of December 31, 2011. The decrease in assets is primarily due to a net reduction in cash, related to the redemption of $1.7 billion of Nalco's senior notes in January 2012, partially offset by a buildup of cash at the end of 2012 in anticipation of the Champion acquisition. The negative impact of foreign currency exchange rates on the value of our international assets was offset by the increase of assets through general business activities. Acquisitions and divestitures during 2012 did not have a significant impact on our total assets.

Total liabilities were $11.4 billion as of December 31, 2012, compared to total liabilities of $12.4 billion as of December 31, 2011. Total debt was $6.5 billion as of December 31, 2012 and $7.6 billion as of December 31, 2011. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 52% at year-end 2012 and 57% at year-end 2011, reflecting the redemption of $1.7 billion of Nalco's senior notes in January 2012, offset by debt issued in 2012 to fund the pending Champion acquisition and for other general corporate purposes. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

TOTAL DEBT TO CAPITALIZATION

PERCENT


28%
2010
57%
2011
52%
2012
48%
52%

Cash Flows

Operating Activities - Cash provided by operating activities totaled $1,203 million, $686 million, and $950 million in 2012, 2011 and 2010, respectively. Fluctuations in earnings, primarily driven by the Nalco merger, timing of voluntary and required contributions to our U.S. pension plans and cash activity related to restructuring impacted comparability of operating cash flows. In addition to required contributions, we made voluntary contributions to our U.S. pension plans of $150 million and $100 million in 2012 and 2011, respectively, and no contributions in 2010. Operating cash flows were impacted by $73 million, $25 million and $17 million of payments made under our restructuring plans in 2012, 2011 and 2010, respectively. In addition, operating cash flows in 2011 were reduced by Nalco merger related financial advisory service payments of $48 million, a Nalco lease payment of $31 million and a payment on the customer agreement modification of $30 million.

CASH PROVIDED BY OPERATING ACTIVITIES

MILLIONS


$753
2008
$695
2009
$950
$686
$1,203
2012

The cash flow impact across the three years from accounts receivable was driven by increased sales volumes and timing of collections. Our bad debt expense was $37 million or 0.3% of sales in 2012, $15 million or 0.2% of net sales in 2011 and $18 million or 0.3% of net sales in 2010. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted.

We continue to generate strong cash flow from operations. We expect to continue to use this cash flow to fund our ongoing operations and investments in the business, to fund acquisitions, to return cash to shareholders through dividend payments and share repurchases and to repay debt.

Investing Activities - Cash used for investing activities was $488 million in 2012, $2.0 billion in 2011 and $304 million in 2010. The fluctuation across the three years is driven primarily by the timing of business acquisitions and dispositions. Total cash received from dispositions, net of acquisitions during 2012 was $88 million, driven primarily by the sale of our Vehicle Care division. Total cash paid for acquisitions, net of cash acquired, in 2011 was $1.6 billion, with the

Nalco merger accounting for $1.3 billion of this total. Other significant acquisitions in 2011 included the Cleantec business of Campbell Brothers Ltd. and O.R. Solutions, Inc. Cash paid for acquisitions in 2010 was driven by the purchase of the commercial laundry division of Dober Chemical. We continue to target strategic business acquisitions which complement our growth strategy and expect to continue to make capital investments and acquisitions in the future to support our long-term growth. See Note 4 for further information on our business acquisition and disposition activity.

Increases in capital expenditures compared to the prior year were due primarily to investments in Nalco business units. We continue to make investments in the business including equipment used by our customers to dispense our cleaning and sanitizing products as well as chemical feed, process control and process monitoring equipment.

Financing Activities - Cash used for financing activities was $1.4 billion and $462 million in 2012 and 2010, respectively. Cash provided by financing activities was $2.9 billion in 2011. Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs.

Our 2012 financing activities included $1.7 billion of long-term debt repayments, primarily related to the redemption of Nalco's senior notes in January 2012. Partially offsetting the debt repayment, we separately issued $500 million of senior notes in public debt offerings in August 2012 and December 2012. Net repayments of commercial paper and notes payable led to a decrease in debt of $387 million during 2012.

Our 2011 financing activities included the issuance of $3.75 billion of senior notes through a public debt offering completed in December 2011 and the issuance of $500 million of private placement senior notes, completed in November 2011. Our 2011 financing activities also included the scheduled repayment of our $150 million 6.875% notes and the repayment of $1.3 billion of long-term debt assumed as part of the Nalco merger. Net borrowings of commercial paper and notes payable led to an increase of $907 million during 2011.

Our 2010 financing activities included a $67 million pay down of commercial paper and notes payable.

Shares are repurchased for the purpose of partially offsetting the dilutive effect of stock options and incentives and stock issued in acquisitions and to efficiently return capital to shareholders. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity. During 2012, 2011, and 2010, we had $210 million, $690 million and $349 million of share repurchases, respectively.

In September 2011, we announced a $1.0 billion share repurchase program, contingent upon closing the merger with Nalco. As part of this program, in December 2011, we entered into an accelerated share repurchase agreement ("ASR") with a financial institution to repurchase $500 million of our common stock. Under the ASR, we received 8,330,379 shares of our common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company's common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the accelerated share repurchase agreement we received an additional 122,314 shares of common stock, with no additional cash impact in 2012. As of December 31, 2012, approximately $279 million remained to be purchased as part of the $1.0 billion share repurchase program. The company expects to complete this remaining portion of the $1.0 billion share repurchase program in 2013.

In December 2012, we increased our indicated annual dividend rate by 15%. This represents the 21st consecutive year we have increased our dividend. We have paid dividends on our common stock for 76 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2012	**$0.2000**	**$0.2000**	**$0.2000**	**$0.2300**	**$0.8300**
2011	0.1750	0.1750	0.1750	0.2000	0.7250
2010	0.1550	0.1550	0.1550	0.1750	0.6400

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2013, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions with cash from operating activities, cash reserves and additional short-term and/or long-term borrowings.

As of December 31, 2012, we had $1.2 billion of cash and cash equivalents on hand, of which $300 million was held outside of the U.S. We continue to expect our operating cash flow to remain strong.

As of December 31, 2012, we had a $1.5 billion multi-year credit facility, which expires in September 2016. In August 2012, we replaced our existing $1.0 billion 364 day credit facility (which in April 2012 had been reduced from $2.0 billion to $1.0 billion) with a $500 million 364 day credit facility, which expires in August 2013. Both the $1.5 billion and $500 million credit facilities have been established with a diverse portfolio of banks. There were no borrowings under the credit facilities as of December 31, 2012 or 2011.

The credit facilities support our U.S. commercial paper program, which was reduced to $2.0 billion subsequent to the replacement of our 364 day credit facility discussed above, and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. As of December 31, 2012, we had $594 million in outstanding U.S. commercial paper, with an average annual interest rate of 0.5%, and no amounts outstanding under our European commercial paper program. As of December 31, 2012, both programs were rated A-2 by Standard & Poor's and P-2 by Moody's.

Additionally, we have other committed and uncommitted credit lines of $501 million with major international banks and financial institutions to support our general global funding needs. Approximately $346 million of these credit lines were undrawn and available for use as of year-end 2012.

In November 2012, we entered into a $900 million term loan credit agreement with various banks. Under the agreement, which had not been drawn upon as of December 31, 2012, the term loan will bear interest at a floating base rate plus a credit rating based margin. Proceeds from the term loan are expected to be used to fund a portion of the pending Champion acquisition. Funding under the agreement will be available through April 15, 2013 and, to the extent funded, the term loan will expire on the third anniversary of the funding date.

In December 2012, in a public offering, we issued $500 million of debt securities that mature in 2017 at a rate of 1.45%. We anticipate that the proceeds will be used to finance a portion of the cash consideration to be paid in connection with the pending Champion acquisition. If the Champion acquisition is not completed by May 3, 2013, or if the Champion acquisition merger agreement is terminated on or before such date, we may redeem these debt securities in whole but not in part, at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date.

In August 2012, in a public offering, the company issued $500 million of debt securities that mature in 2015 at a rate of 1.00%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

As of December 31, 2012, Standard & Poor's and Moody's rated our long-term credit at BBB+ (stable outlook) and Baa1 (negative review), respectively. A reduction in our long-term credit ratings could limit or preclude our ability to issue commercial paper under our current programs. A credit rating reduction could also adversely affect our ability to renew existing, or negotiate new, credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing additional term notes or bonds. In addition, we have the ability, at our option, to draw upon our $2.0 billion of committed credit facilities prior to termination.

We are in compliance with our debt covenants and other requirements of our credit agreements and indentures.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$ 44	$ 44	$ -	$ -	$ -
Commercial paper	594	594	-	-	-
Long-term debt	5,890	163	1,255	1,979	2,493
Capital lease obligations	14	5	6	1	2
Operating leases	525	108	154	108	155
Interest*	2,157	209	378	291	1,279
Total contractual cash obligations	$ 9,224	$ 1,123	$ 1,793	$ 2,379	$ 3,929

*Interest on variable rate debt was calculated using the interest rate at year-end 2012.

As of December 31, 2012, our gross liability for uncertain tax positions was $93 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2013, based on plan asset values as of December 31, 2012. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $51 million in 2013. These amounts have been excluded from the schedule of contractual obligations.

We lease certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $82 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily for our North America high deductible insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as "special purposes entities", which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 2.

Market Risk

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for speculative or trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. See Note 8 for further information on our hedging activity.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2012 and 2011, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

European Economy

The current economic conditions in several European countries (particularly Italy, Spain, Portugal, Greece and Ireland) deteriorated during 2012. Further weakening of the European economy may cause a decline in the value of the European currencies, including the euro. One potential extreme outcome of the European financial situation is the re-introduction of individual currencies in one or more Eurozone countries or the dissolution of the euro entirely. The potential dissolution of the euro, or market perceptions concerning this and related issues, could adversely affect the value of our euro-denominated assets and obligations and impact our future results of operations. As of year end 2012, net assets of the five European countries listed above represented 3% of our consolidated net assets. During 2012, sales in the five European countries listed above represented approximately 4% of our consolidated net sales.

Additionally, this crisis has caused instability in European credit markets, including diminished liquidity and credit availability, which could negatively impact our customers located in these and other geographic areas. We continue to monitor the situation and the creditworthiness of our customers. Although we do not currently foresee a credit risk associated with a material portion of our customers' receivables, repayment is dependent upon the financial stability of the economies of those countries.

Subsequent Events

Acquisitions

In January 2013, we completed the acquisition of Mexico-based Quimiproductos S.A. de C.V., a wholly-owned subsidiary of Fomanto Economico Mexicano, S.A.B. de C.V. Annual sales of the business are approximately $43 million.

Venezuela Foreign Currency Translation

Venezuela is a highly inflationary economy under U.S. GAAP. As a result, the U.S. dollar is the functional currency for our subsidiaries in Venezuela. Any currency remeasurement adjustments for non-dollar denominated monetary assets and liabilities held by these subsidiaries and other transactional foreign exchange gains and losses are reflected in earnings. Our net monetary assets and liabilities included in our Venezuelan subsidiary balance sheets as of year end 2012 was approximately $69 million. On February 8, 2013 the Venezuelan government devalued its currency (Bolivar Fuerte). As a result of the devaluation, we will record a charge of approximately $20 million, net of tax, in the first quarter of 2013 due to the remeasurement of the local balance sheet.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including our ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate. Sales and profit levels in Venezuela could also be impacted by any actions taken by the government under the recently passed law aimed at controlling market prices. We expect that the ongoing impact related to measuring our Venezuelan statement of income at the new exchange rate will not have a material impact to our results of operations. During 2012, sales in Venezuela represented approximately 1% of our consolidated net sales.

Segment Structure

Effective in 2013, we have a new organizational model to support global growth. This will result in a change to our segment structure with a focus on global businesses. These changes will result in the establishment of ten global operating units, including Global Energy, Global Institutional, Global Specialty, Global Healthcare, Global Food & Beverage, Global Water, Global Paper, Global Textile Care and Global Pest Elimination and Equipment Care. These operating units will be aggregated into four reportable segments which include Global Energy, Global Institutional, Global Industrial and Other. Our internal budgeting and reporting will be realigned in 2013 to reflect these changes. The movement of these businesses will impact year-over-year comparability; therefore, prior year segment information will be recast during the first quarter of 2013 to reflect this change.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with U.S. GAAP. These Non-GAAP measures include:

- Adjusted sales
- Adjusted pro forma sales
- Fixed currency sales
- Adjusted fixed currency sales
- Adjusted pro forma fixed currency sales
- Pro forma sales
- Pro forma fixed currency sales
- Adjusted gross margin
- Adjusted pro forma gross margin
- Pro forma SG&A ratio
- Adjusted SG&A ratio
- Fixed currency operating income
- Pro forma operating income
- Pro forma fixed currency operating income
- Adjusted operating income
- Adjusted pro forma operating income
- Adjusted fixed currency operating income
- Adjusted pro forma fixed currency operating income
- Adjusted net interest expense
- Adjusted effective income tax rate
- Adjusted net income attributable to Ecolab
- Adjusted diluted earnings per share attributable to Ecolab

We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special (gains) and charges items that are unusual in nature and significant in amount. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted sales, adjusted pro forma sales, adjusted fixed currency sales, adjusted pro forma fixed currency sales, adjusted gross margin, adjusted pro forma gross margin, adjusted operating income, adjusted fixed currency operating income, adjusted pro forma operating income, adjusted pro forma fixed currency operating income, adjusted net interest expense, adjusted net income attributable to Ecolab and adjusted diluted earnings per share, which exclude special (gains) and charges and discrete tax items. The exclusion of special (gains) and charges and discrete tax items in such adjusted amounts help provide a better understanding of underlying business performance. In addition, to allow for a more meaningful comparison against 2010 results, where applicable, we have excluded the impact of Nalco's post-merger results in our 2011 non-GAAP measures.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amounts excluded do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales, adjusted fixed currency sales, fixed currency operating income and adjusted fixed currency operating income measures (and the 2011 pro forma equivalent for each) eliminate the impact of exchange rate fluctuations on our sales, adjusted sales, operating income and adjusted operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2012.

In order to provide a meaningful comparison of our results of operations, where applicable, we have supplemented our 2011 historical financial data with discussion and analysis that compares reported and adjusted results for 2012 against the 2011 Merger Pro Formas. The unaudited pro forma results are based on the historical consolidated results of operations of both Ecolab and Nalco and were prepared to illustrate the effects of our merger with Nalco, assuming the merger had been consummated on January 1, 2010. The unaudited pro forma and adjusted pro forma results are not necessarily indicative of the results of operations that would have actually occurred had the merger been completed as of the date indicated, nor are they indicative of future operating results of the combined company.

These measures are not in accordance with, or an alternative to U.S. GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the U.S. GAAP measures included in this MD&A and have provided reconciliations of reported U.S. GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

- scope, timing, costs, cash expenditures, benefits and headcount impact of our restructuring initiatives
- closing of the Champion acquisition
- objective to improve credit rating
- ability to deliver superior shareholder returns
- long-term potential of our business
- impact of changes in exchange rates and interest rates
- losses due to concentration of credit risk
- Cleantec escrow settlement
- recognition of share-based compensation expense
- future benefit plan payments
- amortization expense
- European economic uncertainty including euro currency issues
- demographic trends and their impact on end-markets
- outlook for growth
- special (gains) and charges
- benefits of and synergies from the Nalco merger
- bad debt experiences and customer credit worthiness
- disputes, claims and litigation
- environmental contingencies
- returns on pension plan assets
- currency gains and losses
- investments
- potential for margin improvement in our non-U.S. business
- cash flow and uses for cash
- business acquisitions and sources of funding
- dividends
- share repurchases
- debt repayments
- contributions to pension and postretirement healthcare plans
- liquidity requirements and borrowing methods
- impact of credit rating downgrade
- impact of new accounting pronouncements
- tax deductiblity of goodwill
- non performance of counterparties
- timing of hedged transactions
- income taxes, including loss carryforwards, unrecognized tax benefits and uncertain tax positions

Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company's expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2012, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors' expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010
Net sales (including special charges of $29.6 in 2011)	**$ 11,838.7**	$ 6,798.5	$ 6,089.7
Operating expenses			
Cost of sales (including special charges of $93.9 in 2012 and $8.9 in 2011)	**6,483.5**	3,475.6	3,013.8
Selling, general and administrative expenses	**3,920.2**	2,438.1	2,261.6
Special (gains) and charges	**145.7**	131.0	7.5
Operating income	**1,289.3**	753.8	806.8
Interest expense, net (including special charges of $19.3 in 2012 and $1.5 in 2011)	**276.7**	74.2	59.1
Income before income taxes	**1,012.6**	679.6	747.7
Provision for income taxes	**311.3**	216.3	216.6
Net income including noncontrolling interest	**701.3**	463.3	531.1
Less: Net income (loss) attributable to noncontrolling interest (including special charges of $4.5 in 2012)	**(2.3)**	0.8	0.8
Net income attributable to Ecolab	**$ 703.6**	$ 462.5	$ 530.3
Earnings attributable to Ecolab per common share			
Basic	**$ 2.41**	$ 1.95	$ 2.27
Diluted	**$ 2.35**	$ 1.91	$ 2.23
Dividends declared per common share	**$ 0.8300**	$ 0.7250	$ 0.6400
Weighted-average common shares outstanding			
Basic	**292.5**	236.9	233.4
Diluted	**298.9**	242.1	237.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	**2012**	2011	2010
Net income including noncontrolling interest	**$ 701.3**	$ 463.3	$ 531.1
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments			
Foreign currency translation	**4.8**	34.0	(111.6)
Gain (loss) on net investment hedges	**9.8**	(9.5)	37.6
	14.6	24.5	(74.0)
Derivatives and hedging instruments			
Unrealized losses during the period	**(1.9)**	(15.1)	(2.5)
Reclassification adjustment for losses included in net income	**1.8**	4.9	2.9
	(0.1)	(10.2)	0.4
Pension and postretirement benefits			
Current period net actuarial loss	**(184.0)**	(113.2)	(9.3)
Pension and postretirement prior period service costs and benefits adjustments	**21.8**	2.6	25.1
Amortization of net actuarial loss and prior service cost included in net periodic pension and postretirement costs	**31.0**	23.3	17.8
	(131.2)	(87.3)	33.6
Subtotal	**(116.7)**	(73.0)	(40.0)
Total comprehensive income, including noncontrolling interest	**584.6**	390.3	491.1
Less: Comprehensive income (loss) attributable to noncontrolling interest	**(4.2)**	0.8	(0.2)
Comprehensive income attributable to Ecolab	**$ 588.8**	$ 389.5	$ 491.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	**2012**	2011
ASSETS		
Current assets		
Cash and cash equivalents	**$ 1,157.8**	$ 1,843.6
Accounts receivable, net	**2,225.1**	2,095.3
Inventories	**1,088.1**	1,069.6
Deferred income taxes	**205.2**	164.0
Other current assets	**215.8**	223.5
Total current assets	**4,892.0**	5,396.0
Property, plant and equipment, net	**2,409.1**	2,295.4
Goodwill	**5,920.5**	5,855.3
Other intangible assets, net	**4,044.1**	4,275.2
Other assets	**306.6**	362.8
Total assets	**$ 17,572.3**	$ 18,184.7
LIABILITIES AND EQUITY		
Current liabilities		
Short-term debt	**$ 805.8**	$ 1,023.0
Accounts payable	**879.7**	815.7
Compensation and benefits	**518.8**	497.2
Income taxes	**77.4**	81.7
Other current liabilities	**771.0**	748.7
Total current liabilities	**3,052.7**	3,166.3
Long-term debt	**5,736.1**	6,613.2
Postretirement health care and pension benefits	**1,220.5**	1,173.4
Other liabilities	**1,402.9**	1,490.7
Total liabilities	**11,412.2**	12,443.6
Equity[(a)]		
Common stock	**342.1**	336.1
Additional paid-in capital	**4,249.1**	3,980.8
Retained earnings	**4,020.6**	3,559.9
Accumulated other comprehensive loss	**(459.7)**	(344.9)
Treasury stock	**(2,075.1)**	(1,865.2)
Total Ecolab shareholders' equity	**6,077.0**	5,666.7
Noncontrolling interest	**83.1**	74.4
Total equity	**6,160.1**	5,741.1
Total liabilities and equity	**$ 17,572.3**	$ 18,184.7

[(a)]Common stock, 800.0 million shares authorized, $1.00 par value, 294.7 million shares outstanding at December 31, 2012, 292.0 million shares outstanding at December 31, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	**2012**	2011	2010
OPERATING ACTIVITIES			
Net income including noncontrolling interest	**$ 701.3**	$ 463.3	$ 531.1
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:			
Depreciation	**468.2**	331.4	306.4
Amortization	**246.3**	64.3	41.5
Deferred income taxes	**(3.2)**	41.7	(31.1)
Share-based compensation expense	**65.8**	39.9	29.2
Excess tax benefits from share-based payment arrangements	**(50.1)**	(13.7)	(16.9)
Pension and postretirement plan contributions	**(254.9)**	(156.6)	(46.6)
Pension and postretirement plan expense	**114.6**	83.1	90.8
Restructuring, net of cash paid	**66.6**	49.5	-
Gain on sale of businesses	**(89.3)**	-	-
Other, net	**5.6**	8.9	1.8
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**(189.7)**	(106.0)	(39.3)
Inventories	**(2.0)**	(36.1)	18.6
Other assets	**18.6**	(60.2)	42.4
Accounts payable	**79.0**	60.9	6.8
Other liabilities	**26.2**	(84.9)	15.7
Cash provided by operating activities	**1,203.0**	685.5	950.4
INVESTING ACTIVITIES			
Capital expenditures	**(574.5)**	(341.7)	(260.5)
Capitalized software expenditures	**(33.0)**	(24.3)	(37.2)
Property and other assets sold	**15.9**	3.0	2.6
Businesses acquired and investments in affiliates, net of cash acquired	**(43.0)**	(1,633.2)	(43.4)
Sale of businesses	**130.7**	-	16.0
Deposit into indemnification escrow	**(1.3)**	(28.1)	(2.1)
Release from indemnification escrow	**17.3**	-	21.0
Cash used for investing activities	**(487.9)**	(2,024.3)	(303.6)
FINANCING ACTIVITIES			
Net issuances (repayments) of commercial paper and notes payable	**(387.3)**	907.1	(66.6)
Long-term debt borrowings	**1,001.2**	4,238.7	-
Long-term debt repayments	**(1,694.9)**	(1,420.4)	(7.4)
Reacquired shares	**(209.9)**	(690.0)	(348.8)
Cash dividends paid on common stock	**(306.8)**	(162.9)	(145.5)
Exercise of employee stock options	**163.7**	89.0	89.2
Excess tax benefits from share-based payment arrangements	**50.1**	13.7	16.9
Other, net	**(9.7)**	(41.4)	-
Cash provided by (used for) financing activities	**(1,393.6)**	2,933.8	(462.2)
Effect of exchange rate changes on cash and cash equivalents	**(7.3)**	6.3	(15.9)
Increase (decrease) in cash and cash equivalents	**(685.8)**	1,601.3	168.7
Cash and cash equivalents, beginning of year	**1,843.6**	242.3	73.6
Cash and cash equivalents, end of year	**$ 1,157.8**	$ 1,843.6	$ 242.3
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid	**$ 222.6**	$ 224.2	$ 209.6
Interest paid	**279.0**	71.1	63.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL ECOLAB SHAREHOLDERS' EQUITY	NON-CONTROLLING INTEREST	TOTAL EQUITY
	ECOLAB SHAREHOLDERS							
Balance December 31, 2009	$ 329.8	$ 1,179.3	$ 2,898.1	$ (232.9)	$ (2,173.4)	$ 2,000.9	$ 8.7	$ 2,009.6
Net income			530.3			530.3	0.8	531.1
Comprehensive income activity				(39.0)		(39.0)	(1.0)	(40.0)
Total comprehensive income						491.3	(0.2)	491.1
Sale of noncontrolling interests							(4.7)	(4.7)
Cash dividends declared			(149.3)			(149.3)		(149.3)
Stock options and awards	3.3	130.9			0.9	135.1		135.1
Reacquired shares					(348.8)	(348.8)		(348.8)
Balance December 31, 2010	333.1	1,310.2	3,279.1	(271.9)	(2,521.3)	2,129.2	3.8	2,133.0
Net income			462.5			462.5	0.8	463.3
Comprehensive income activity				(73.0)		(73.0)		(73.0)
Total comprehensive income						389.5	0.8	390.3
Cash dividends declared			(181.7)			(181.7)	(0.6)	(182.3)
Nalco merger		2,573.2			1,300.0	3,873.2	70.4	3,943.6
Stock options and awards	3.0	142.1			1.4	146.5		146.5
Reacquired shares		(44.7)			(645.3)	(690.0)		(690.0)
Balance December 31, 2011	336.1	3,980.8	3,559.9	(344.9)	(1,865.2)	5,666.7	74.4	5,741.1
Net income			**703.6**			**703.6**	**(2.3)**	**701.3**
Comprehensive income activity				**(114.8)**		**(114.8)**	**(1.9)**	**(116.7)**
Total comprehensive income						**588.8**	**(4.2)**	**584.6**
Cash dividends declared			**(242.9)**			**(242.9)**	**(3.9)**	**(246.8)**
Nalco merger		**0.3**				**0.3**	**16.8**	**17.1**
Stock options and awards	**6.0**	**260.7**			**7.3**	**274.0**		**274.0**
Reacquired shares		**7.3**			**(217.2)**	**(209.9)**		**(209.9)**
Balance December 31, 2012	**$ 342.1**	**$ 4,249.1**	**$ 4,020.6**	**$ (459.7)**	**$ (2,075.1)**	**$ 6,077.0**	**$ 83.1**	**$ 6,160.1**

COMMON STOCK ACTIVITY

YEAR ENDED DECEMBER 31 (SHARES)	2012 COMMON STOCK	2012 TREASURY STOCK	2011 COMMON STOCK	2011 TREASURY STOCK	2010 COMMON STOCK	2010 TREASURY STOCK
Shares, beginning of year	**336,088,243**	**(44,113,799)**	333,141,410	(100,628,659)	329,825,650	(93,230,909)
Stock options, shares	**5,430,997**	**208,239**	2,946,833	93,771	3,315,760	98,332
Stock awards, net issuances	**587,341**	**(21,257)**		114,064		112,080
Nalco merger				68,316,283		
Reacquired shares		**(3,457,740)**		(12,009,258)		(7,608,162)
Shares, end of year	**342,106,581**	**(47,384,557)**	336,088,243	(44,113,799)	333,141,410	(100,628,659)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. ("Ecolab" or "the company") is the global leader in water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and healthy environments. The company delivers comprehensive programs and services to the food, energy, healthcare, industrial and hospitality markets in approximately 170 countries.

The company's cleaning and sanitizing programs and products, pest elimination services, and equipment maintenance and repair services support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors. The company's chemicals and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all subsidiaries in which the company has a controlling financial interest. Investments in companies or partnerships in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported using the equity method. International subsidiaries are included in the financial statements on the basis of their U.S. GAAP November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Revisions

In connection with its quarterly report on Form 10-Q for the quarter ended June 30, 2012, the company has revised its consolidated balance sheet as of December 31, 2011 to correct the jurisdictional netting of long-term deferred tax assets and liabilities. This revision decreased other assets and other liabilities by $56.1 million and does not impact the consolidated statements of income or comprehensive income or the consolidated statement of cash flows for any period. This correction also impacted the March 31, 2012 interim financial statements. In addition to jurisdictional netting, additional classification differences primarily related to the repayment of debt in January 2012 were identified between deferred income taxes and income taxes payable which together had the net effect of reducing other assets by $57.1 million, income taxes payable by $64.9 million, and increasing other liabilities by $7.8 million as of March 31, 2012. There was no impact to total cash provided by operations on the statement of cash flows for the three months ended March 31, 2012, but cash used by deferred income taxes was reduced by $64.9 million with an offsetting impact to other liabilities within the components of operating cash flows. There was no impact on the consolidated statements of income or comprehensive income. The company believes that these revisions were immaterial to previously issued financial statements.

Use of Estimates

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company's critical accounting estimates include revenue recognition, valuation allowances and accrued liabilities, actuarially determined liabilities, income taxes, restructuring and long-lived assets, intangible assets and goodwill.

Foreign Currency Translation

Financial position and reported results of operations of the company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders' equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations. The foreign currency fluctuations of any foreign subsidiaries that operate in highly inflationary environments are included in results of operations.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The company believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

Cash and Cash Equivalents - The company maintains cash deposits with major banks, which from time to time may exceed insured limits. The possibility of loss related to financial condition of major banks has been deemed minimal. Additionally, the company's investment policy limits exposure to concentrations of credit risk and changes in market conditions.

Accounts Receivable - A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. Based on historical trends and experiences, the allowance for doubtful accounts is adequate to cover potential credit risk losses.

Foreign Currency Contracts and Derivatives - Exposure to credit risk is limited by internal policies and active monitoring of outstanding positions. In addition, the company selects a diversified group of major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased. The company's cash and cash equivalent balances as of December 31, 2012 and 2011 were higher than its historical trend. The increased balance as of year end 2012 was due primarily to a buildup in cash in anticipation of the pending Champion acquisition. The increased balance as of year end 2011 was due primarily to the timing of proceeds from the company's public debt offering in December 2011 coupled with the redemption of Nalco's senior notes in January 2012.

Accounts Receivable and Allowance For Doubtful Accounts

Accounts receivable are carried at their face amounts less an allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. The company's estimates include separately providing for customer balances based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is determined the receivable will not be recovered.

The company's allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $13 million, $12 million and $7 million as of December 31, 2012, 2011 and 2010, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2012	2011	2010
Beginning balance	**$49**	$45	$52
Bad debt expense	**37**	15	18
Write-offs	**(13)**	(16)	(20)
Other[(a)]	**-**	5	(5)
Ending balance	**$73**	$49	$45

(a) Other amounts are primarily the effects of changes in currency translations and the impact of allowance for returns and credits.

Inventory Valuations

Inventories are valued at the lower of cost or market. Certain U.S. inventory costs, are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 31% and 30% of consolidated inventories as of December 31, 2012 and 2011, respectively. All other inventory costs are determined using either the average cost or first-in, first-out (FIFO) methods. Inventory values at FIFO, as shown in Note 5, approximate replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising and customer equipment consists principally of various systems that dispense the company's cleaning and sanitizing products, dishwashing machines and process control and monitoring equipment. Certain dispensing systems capitalized by the company are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Depreciation is charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 18 years for machinery and equipment and 3 to 10 years for merchandising and customer equipment and capitalized software. Total depreciation expense was $468 million, $331 million and $306 million for 2012, 2011 and 2010, respectively.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The company's reporting units are its operating segments. The company tests goodwill for impairment on an annual basis during the second quarter. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value.

The current year goodwill impairment review incorporated the new qualitative assessment guidance as discussed in Note 2 for certain reporting units. In addition to the qualitative analysis, the company performed quantitative procedures including a review of sensitivities around key inputs, assumptions and business projections for certain reporting units. Supplemental quantitative procedures were performed on the EMEA reporting unit given the European economic conditions as well as the Global Water, Global Paper and Global Energy reporting units given the recent closing of the merger with Nalco on December 1, 2011.

As expected, the estimated fair value exceeded the carrying value of Global Water, Global Paper and Global Energy reporting units by a low margin as these separate reporting units were acquired on December 1, 2011 when the carrying value equaled the fair value. As part of this analysis the company updated the discount rate assumptions used in the quantitative procedures for the reduction in risk free rates in 2012 and other reductions in risk given the successful integration to date. The company used a range of discount rates from 9.6% to 10.4% compared to the 11.5% discount rate used in the original Nalco purchase price allocation. The combined effect of lower discount rates and the updated projections drove an increase in estimated fair value for these reporting units in all cases.

Based on the company's testing, no adjustment to the carrying value of goodwill was necessary. Additionally, based on the ongoing performance of the company's operating units, updating the impairment testing during the second half of 2012 was not deemed necessary. There has been no impairment of goodwill since the adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.

The merger with Nalco resulted in the addition of $4.5 billion of goodwill. Subsequent performance of the reporting units holding the additional goodwill relative to projections used in the purchase price allocation of goodwill could result in an impairment if there is either underperformance by the reporting unit or if the carrying value of the reporting unit were to fluctuate due to working capital changes or other reasons that did not proportionately increase fair value.

The changes in the carrying amount of goodwill for each of the company's reportable segments are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	INTERNATIONAL CLEANING, SANITIZING & SERVICES	GLOBAL WATER[b]	GLOBAL PAPER[b]	GLOBAL ENERGY[b]	TOTAL
December 31, 2010	$ 454.4	$ 50.5	$ 824.4	$ -	$ -	$ -	$ 1,329.3
Business acquisitions[a]	89.2	-	5.1	1,933.0	179.3	2,291.6	4,498.2
Effect of foreign currency translation	-	-	27.8	-	-	-	27.8
December 31, 2011	543.6	50.5	857.3	1,933.0	179.3	2,291.6	5,855.3
Current year business acquisitions[a]	**-**	**-**	**17.1**	**6.1**	**-**	**-**	**23.2**
Prior year business acquisitions	**-**	**-**	**-**	**22.9**	**9.6**	**20.5**	**53.0**
Business disposals	**(17.1)**	**-**	**-**	**-**	**-**	**-**	**(17.1)**
Effect of foreign currency translation	**-**	**-**	**(19.2)**	**11.1**	**1.0**	**13.2**	**6.1**
Reclassifications[c]	**(12.6)**	**-**	**(7.5)**	**20.1**	**-**	**-**	**-**
December 31, 2012	**$ 513.9**	**$ 50.5**	**$ 847.7**	**$ 1,993.2**	**$ 189.9**	**$ 2,325.3**	**$ 5,920.5**

[a] For 2012, none of the goodwill acquired is expected to be tax deductible. For 2011, $89.2 million of goodwill acquired is expected to be tax deductible.

[b] The company completed its segment goodwill allocation related to the Nalco merger during the second quarter of 2012. As such, goodwill acquired through the Nalco merger has been disclosed for each legacy Nalco reportable segment above as of the date of the merger (December 1, 2011).

[c] The reclassifications line represents the transfer of certain water treatment related goodwill into the Global Water reportable segment.

Other Intangible Assets

As part of the Nalco merger, the company added the "Nalco" trade name as an indefinite life intangible asset. The $1.2 billion carrying value of this asset was subject to impairment testing during the second quarter of 2012. Based on this testing, no adjustment to the carrying value was necessary.

Other intangible assets subject to amortization primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2012 and 2011.

The weighted-average useful life by type of amortizable asset at December 31, 2012 is as follows:

NUMBER OF YEARS	
Customer relationships	15
Trademarks	16
Patents	14
Other technology	8

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a change to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS	
2010	$41
2011	62
2012	237
2013	240
2014	224
2015	223
2016	217
2017	214

The significant increase in amortization from 2011 to 2012 is due primarily to the amortizable intangible assets acquired through the Nalco merger.

Long-Lived Assets

The company periodically reviews its long-lived and amortizable intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation associated with the retirement of tangible long-lived assets is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The company's asset retirement obligation liability was $13.0 million and $11.0 million, respectively, at December 31, 2012 and 2011.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases. The company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries except to the extent such earnings are considered to be permanently reinvested in the subsidiary.

The company records liabilities for income tax uncertainties in accordance with the recognition and measurement criteria prescribed in authoritative guidance issued by the FASB.

Restructuring Activities

The company incurs costs for restructuring activities associated with plans to enhance its efficiency and effectiveness and sharpen its competitiveness. These restructuring plans include costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs. Employee termination costs are largely based on policies and severance plans, and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which is generally when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs include leasehold improvement write-downs and other asset write-downs associated with combining operations.

Revenue Recognition

The company recognizes revenue on product sales at the time evidence of an arrangement exists, title to the product and risk of loss transfers to the customer, the price is fixed and determinable and collection is reasonably assured. The company recognizes revenue on services as they are performed. While the company employs a sales and service team to ensure customer's needs are best met in a high quality way, the vast majority of the company's revenue is generated from product sales. Outside of the service businesses discussed in Note 16, any other services are either incidental to a product sale and not sold separately, or insignificant.

The company's sales policies do not provide for general rights of return. Critical estimates used in recognizing revenue include the delay between the time that products are shipped, when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. Grants to retirement eligible recipients (age 55 with required years of service) are attributed to expense using the non-substantive vesting method and are fully expensed over a six month period following the date of grant. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2012	2011	2010
Net income attributable to Ecolab	$ 703.6	$ 462.5	$ 530.3
Weighted-average common shares outstanding			
Basic	292.5	236.9	233.4
Effect of dilutive stock options, units and awards	6.4	5.2	4.2
Diluted	298.9	242.1	237.6
Earnings attributable to Ecolab per common share			
Basic	$ 2.41	$ 1.95	$ 2.27
Diluted	$ 2.35	$ 1.91	$ 2.23
Anti-dilutive securities excluded from the computation of earnings per share	2.6	4.7	6.2

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, defined benefit pension and postretirement plan adjustments, gains and losses on derivative instruments designated and effective as cash flow hedges and non-derivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders' equity.

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature or for trading purposes.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

New Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance on fair value measurements. The updated guidance resulted in common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). The company adopted this guidance effective January 1, 2012. The adoption did not have a material impact on the disclosures of the company's consolidated financial information.

In June 2011, and subsequently amended in December 2011, the FASB issued final guidance on the presentation of comprehensive income. Under the newly issued guidance, net income and comprehensive income may only be presented either as one continuous statement or in two separate, but consecutive statements. The company adopted this guidance effective January 1, 2012, with comprehensive income shown on a separate statement immediately following the Consolidated Statement of Income.

In September 2011, the FASB amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether performing the current two-step process is necessary. Under the new option, the calculation of the reporting unit's fair value is not required unless as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit's carrying amount. The company adopted this guidance effective with its annual goodwill impairment testing during the second quarter of 2012. The adoption did not have a material impact on the company's consolidated financial statements.

In December 2011, the FASB issued a final standard on balance sheet offsetting disclosures. A clarification in the scope of the final standard was issued in January 2013 and requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. This guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The company is currently evaluating the impact of adoption.

In July 2012, the FASB amended its guidance on testing of indefinite-lived intangible assets for impairment. Under the amended guidance, companies may perform a qualitative assessment to determine whether further impairment testing is necessary, similar to the amended goodwill impairment testing guidance discussed above. The guidance for indefinite-lived intangible assets is effective for annual and interim tests performed for fiscal years beginning after September 15, 2012, with an option for early adoption. As the company performed its impairment testing on indefinite life intangible assets during the second quarter of 2012, the amended guidance will be applied to the testing performed in 2013. The adoption of this guidance is not expected to have a material impact on the company's financial statements.

In August 2012, the U.S. Securities and Exchange Commission (the "SEC") adopted a rule mandated by the Dodd-Frank Act to require companies to publicly disclose their use of conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country. The final rule applies to a company that uses minerals including tantalum, tin, gold or tungsten. The final rule requires companies to provide disclosure on a new form filed with the SEC, with the first specialized disclosure report due on May 31, 2014, for the 2013 calendar year, and annually on May 31 each year thereafter. The company is currently evaluating the impact of adoption.

In February 2013, the FASB issued a final standard on reporting amounts reclassified out of accumulated other comprehensive income. The standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This guidance is effective for reporting periods beginning after December 15, 2012. The company is currently evaluating the impact of adoption.

No other new accounting pronouncements issued or effective have had or are expected to have a material impact on the company's consolidated financial statements.

3. SPECIAL (GAINS) AND CHARGES

Special (gains) and charges reported on the Consolidated Statement of Income included the following:

MILLIONS	**2012**	2011	2010
Net sales			
Customer agreement modification	**$ -**	$ 29.6	$ -
Cost of sales			
Restructuring charges	**22.7**	5.3	-
Recognition of Nalco inventory fair value step-up	**71.2**	3.6	-
Subtotal	**93.9**	8.9	-
Special (gains) and charges			
Restructuring charges	**116.6**	69.0	-
Champion acquisition costs	**18.3**	-	-
Nalco merger and integration costs	**70.9**	57.7	-
Gain on sale of businesses, litigation related charges and other	**(60.1)**	4.3	3.3
Venezuela currency devaluation	**-**	-	4.2
Subtotal	**145.7**	131.0	7.5
Operating income subtotal	**239.6**	169.5	7.5
Interest expense, net			
Debt extinguishment costs	**18.2**	-	-
Merger and acquisition debt costs	**1.1**	1.5	-
Subtotal	**19.3**	1.5	-
Net income attributable to noncontrolling interest			
Recognition of Nalco inventory fair value step-up	**(4.5)**	-	-
Total special (gains) and charges	**$ 254.4**	$ 171.0	$ 7.5

For segment reporting purposes, special (gains) and charges are included in the Corporate segment, which is consistent with the company's internal management reporting.

Restructuring charges

Restructuring charges have been included as a component of both cost of sales and special (gains) and charges on the Consolidated Statement of Income. Amounts included as a component of cost of sales include supply chain related severance. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet.

2011 Restructuring Plan

In February 2011, the company commenced a comprehensive plan to improve substantially the efficiency and effectiveness of its European business, sharpen its competitiveness and accelerate its growth and profitability. Additionally, restructuring has been and will continue to be undertaken outside of Europe (collectively, the "2011 Restructuring Plan"). Through the 2011 Restructuring Plan, over 750 positions are expected to be eliminated.

The company expects to incur pretax restructuring charges of approximately $150 million ($125 million after tax) under the 2011 Restructuring Plan through the completion of the Plan in 2013. The company anticipates that approximately $140 million of the pre-tax charge will represent cash expenditures. The remaining $10 million of the pre-tax charges represent estimated asset disposals or other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of restructuring activities under the 2011 Restructuring Plan, the company has recorded restructuring charges of $134.3 million ($100.3 million after tax) since the inception of the Plan. During 2012 and 2011, the company recorded restructuring charges of $66.2 million ($46.1 million after tax) and $68.1 million ($54.2 million after tax), respectively.

Merger Restructuring Plan

In January 2012, following the merger with Nalco, the company formally commenced plans to undertake restructuring actions related to the reduction of its global workforce and optimization of its supply chain and office facilities, including planned reductions of plant and distribution center locations (the "Merger Restructuring Plan"). Actions associated with the merger to improve efficiency and effectiveness have led to a reduction of the company's workforce by approximately 500 positions during 2012, with additional productivity and efficiency actions beyond 2012 expected to reduce the need for future positions by approximately 1,500.

The company expects that restructuring activities under the Merger Restructuring Plan will be completed by the end of 2013, with total costs through the end of 2013 anticipated to be approximately $180 million ($120 million after tax). The company anticipates that approximately $160 million of the pre-tax restructuring charges will represent cash expenditures. The remaining $20 million of the pretax charges represent estimated asset disposals and other non-cash expenses. No decisions have been made for any remaining asset disposals and estimates could vary depending on the actual actions taken.

As a result of restructuring activities under the Merger Restructuring Plan, the company has recorded restructuring charges of $79.8 million ($58.6 million after tax) since the inception of the Plan. During 2012 and 2011, the company recorded restructuring charges of $73.2 million ($54.5 million after tax) and $6.6 million ($4.1 million after tax), respectively.

Restructuring charges and subsequent activity related to the 2011 Restructuring Plan and the Merger Restructuring Plan, since the inception of each respective Plan, include the following:

	2011 Restructuring Plan				Merger Restructuring Plan				
MILLIONS	EMPLOYEE TERMINATION COSTS	ASSET DISPOSALS	OTHER	SUBTOTAL	EMPLOYEE TERMINATION COSTS	ASSET DISPOSALS	OTHER	SUBTOTAL	TOTAL
2011 Activity									
Recorded expense and accrual	$ 60.5	$ 0.5	$ 7.1	$ 68.1	$ 6.6	$ -	$ -	$ 6.6	$ 74.7
Cash payments	(22.2)	-	(2.6)	(24.8)	(0.3)	-	-	(0.3)	(25.1)
Non-cash charges	-	(0.5)	-	(0.5)	-	-	-		(0.5)
Effect of foreign currency translation	(2.2)	-	-	(2.2)	-	-	-	-	(2.2)
Restructuring liability December 31, 2011	36.1	-	4.5	40.6	6.3	-	-	6.3	46.9
2012 Activity									
Recorded expense and accrual	**60.7**	**-**	**5.5**	**66.2**	**65.4**	**3.2**	**4.6**	**73.2**	**139.4**
Cash payments	**(33.6)**	**-**	**(1.5)**	**(35.1)**	**(28.4)**	**-**	**(1.8)**	**(30.2)**	**(65.3)**
Non-cash charges	**-**	**-**	**(3.9)**	**(3.9)**	**-**	**(3.2)**	**-**	**(3.2)**	**(7.1)**
Effect of foreign currency translation	**(0.8)**	**-**	**-**	**(0.8)**	**0.1**	**-**	**-**	**0.1**	**(0.7)**
Restructuring liability December 31, 2012	**$ 62.4**	**$ -**	**$ 4.6**	**$ 67.0**	**$ 43.4**	**$ -**	**$ 2.8**	**$ 46.2**	**$ 113.2**

Nalco Restructuring Plan

Prior to the Nalco merger, Nalco conducted various restructuring programs to redesign and optimize its business and work processes (the "Nalco Restructuring Plan"). As part of the Nalco merger, Ecolab assumed the Nalco Restructuring Plan liability balance of $10.6 million, which was primarily related to accrued severance and termination benefits. As of December 31, 2012 and 2011, the remaining liability balance related to the Nalco Restructuring Plan was $3.4 million and $10.6 million, respectively. Cash payments during 2012 related to this Plan were $7.4 million. The company expects to utilize the remaining liability through 2013 as part of the run out of this Plan.

Non-restructuring special (gains) and charges

Nalco merger and integration costs

As a result of the Nalco merger, during 2012 and 2011, the company incurred charges of $155.8 million ($113.7 million after tax) and $62.8 million ($45.6 million after tax), respectively. Nalco merger charges have been included as a component of cost of sales, special (gains) and charges, net interest expense and net income (loss) attributable to noncontrolling interest on the Consolidated Statement of Income. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco's senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger. Further details related to the Nalco merger are included in Note 4.

Champion acquisition costs

As a result of the pending Champion acquisition, during 2012 the company incurred charges of $19.4 million ($16.7 million after tax). Champion acquisition charges have been included as a component of special (gains) and charges and net interest expense on the Consolidated Statement of Income. Amounts included in special (gains) and charges include acquisition costs and advisory fees. Amounts included in net interest expense include fees to secure term loans and short-term debt and the interest expense impact of our $500 million public debt issuance in December 2012, all of which were initiated to fund the Champion acquisition. Further details related to the Champion acquisition are included in Note 4.

Other special (gains) and charges

During 2012, the company recorded a net gain of $60.1 million ($35.7 million after tax) related to the sale of its Vehicle Care division, the receipt of additional payments related to the sale of an investment in a U.S. business, originally sold prior to 2012 and litigation related charges.

In the fourth quarter of 2011, the company modified a long-term customer agreement that was assumed as part of a previous acquisition. The impact of the modification was included in net sales on the Consolidated Statement of Income, resulting in a sales reduction of $29.6 million ($18.4 million after tax).

In the first quarter of 2011, the company completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia ("Cleantec"). Special (gains) and charges in 2011 included acquisition integration costs incurred to optimize the Cleantec business structure. Further details related to the Cleantec acquisition are included in Note 4.

Special (gains) and charges in 2010 include costs to optimize the company's business structures. Special (gains) and charges during 2010 also include the recognition of a gain on the sale of an investment in a U.S. business. The investment was not material to the company's consolidated results of operations or financial position.

Beginning in 2010, Venezuela was designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, the company recorded a charge in the first quarter of 2010 due to the remeasurement of the local balance sheet using the "official" rate of exchange for the Bolivar Fuerte.

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Ecolab makes acquisitions from time to time that align with the company's strategic business objectives. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the acquired entities have been recorded as of the acquisition date, at their respective fair values, and consolidated with the company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The results of operations related to each acquired entity have been included in the results of the company from the date each entity was acquired. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

Nalco merger

On December 1, 2011, the company completed its merger with Nalco, the world's leading water treatment and process improvement company. Based in Naperville, Illinois, Nalco provides water management sustainability offerings focused on industrial, energy and institutional market segments. Nalco's programs are used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits and extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers' end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases. Effective with the Nalco merger, the company added Nalco's three legacy operating units (Water Services, Paper Services and Energy Services) as individual reportable segments. Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively.

Under the terms of the merger agreement, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive, at the election of the stockholder, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest, provided that approximately 70% of the issued and outstanding Nalco common stock immediately prior to the effective date was converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective date was converted into the right to receive cash. In order to achieve this 70%/30% stock-cash consideration mix, the merger agreement provided for pro-rata adjustments to and reallocation of the stock consideration paid to Nalco stockholders, and cash elections made by Nalco stockholders, as well as the allocation of cash as the default consideration paid for Nalco shares owned by stockholders who failed to make an election. Those Nalco stockholders making stock elections received approximately 94% of their consideration in Ecolab shares while those electing cash received 100% cash consideration. Nalco stockholders did not receive any fractional shares of Ecolab common stock in the merger. Instead, they received cash in lieu of any fractional shares of Ecolab common stock.

The final consideration transferred to acquire all of Nalco's stock is as follows:

MILLIONS, EXCEPT PER SHARE	
Cash consideration	
Number of Nalco common shares outstanding receiving cash consideration	41.9
Cash consideration per common share outstanding	$ 38.80
Total cash paid to Nalco shareholders electing cash consideration	$ 1,623.9
Stock consideration	
Number of Nalco common shares outstanding receiving stock consideration	97.5
Exchange ratio	0.7005
Ecolab shares issued to Nalco shareholders electing stock consideration	68.3
Ecolab's closing stock price on December 1, 2011	$ 55.62
Total fair value of stock consideration	$ 3,799.7
Fair value of Nalco equity compensation awards converted to Ecolab awards	$ 73.5
Total fair value of cash and stock consideration	$ 5,497.1

The company incurred certain merger and integration costs associated with the transaction that were expensed as incurred and are reflected in the Consolidated Statements of Income. A total of $155.8 million and $62.8 million were incurred during 2012 and 2011, respectively. Amounts included in cost of sales and net income (loss) attributable to noncontrolling interest include recognition of fair value step-up in Nalco international inventory which is maintained on a FIFO basis. Amounts included in special (gains) and charges include merger and integration charges, closing costs and advisory fees. Amounts included in net interest expense include a loss on the extinguishment of Nalco's senior notes, which were assumed as part of the merger, and fees to secure short-term credit facilities to initially fund the Nalco merger.

The company initially financed the merger through commercial paper borrowings backed by its $1.5 billion, 5 year credit facility and a $2.0 billion 364 day credit facility the company had in place at the close of the merger, as well as through proceeds from its $500 million private placement senior notes. See Note 6 for further discussion on the company's debt. The company also issued 68.3 million shares of Ecolab common stock as part of the merger transaction.

In addition, certain outstanding Nalco equity compensation awards were converted into Ecolab equity compensation awards of which the consideration portion was $73.5 million. See Notes 9 and 10 for further discussion on equity and equity compensation, respectively.

The merger has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. The following table summarizes the value of Nalco assets acquired and liabilities assumed as of the merger date. Also summarized in the table, subsequent to the merger, net adjustments of $53.0 million have been made to the preliminary purchase price allocations of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill. Purchase price allocations were finalized in the fourth quarter of 2012.

MILLIONS	INITIAL VALUATION	2012 ADJUSTMENTS TO FAIR VALUE	FINAL VALUATION
Current assets	$ 1,869.6	$ (0.1)	$ 1,869.5
Property, plant and equipment	1,069.2	(1.2)	1,068.0
Other assets	97.3	(3.3)	94.0
Identifiable intangible assets:			
Customer relationships	2,160.0	-	2,160.0
Patents	321.0	-	321.0
Trade names	1,230.0	-	1,230.0
Trademarks	79.0	-	79.0
Other technology	91.0	-	91.0
Total assets acquired	6,917.1	(4.6)	6,912.5
Current liabilities	1,105.5	(0.1)	1,105.4
Long-term debt	2,858.4	-	2,858.4
Pension and postretirement benefits	505.7	5.6	511.3
Net deferred tax liability	1,188.7	5.3	1,194.0
Noncontrolling interests and other liabilities	167.7	35.5	203.2
Total liabilities and noncontrolling interests assumed	5,826.0	46.3	5,872.3
Goodwill	4,403.9	53.0	4,456.9
Total consideration transferred	$ 5,495.0	$ 2.1	$ 5,497.1

The additional consideration of $2.1 million transferred in 2012 relates to the resolution of an appraisal action with respect to dissenting Nalco shares.

The customer relationships, patents, finite-lived trademarks and other technology are being amortized over weighted average lives of 15, 14, 15 and 8 years, respectively. The Nalco trade name has been determined to have an indefinite life.

In-process research and development associated with the Nalco merger was not significant.

Goodwill is calculated as the excess of the consideration transferred over the fair value of identifiable net assets acquired and represents the expected synergies and other benefits from combining the operations of Nalco with the operations of Ecolab. The company expects that the merger will produce revenue growth synergies through the cross-selling of products in complementary markets and also expand geographic and market breadth, while adding scale to operations in smaller countries, thus creating a stronger more globally diversified and strategically well-positioned combined entity. Key areas of cost synergies include increased purchasing power for raw materials, supply chain consolidation and elimination of corporate general and administrative functions overlap.

The results of Nalco's operations have been included in the company's consolidated financial statements from the close of the merger. The following table provides net sales and operating income from the Nalco business included in the company's results during 2011 following the December 1, 2011 merger.

MILLIONS	
Net sales	$ 193.4
Operating income	13.8

The following table provides unaudited pro forma net sales and reported results of operations for the years ended December 31, 2011 and 2010, assuming the Nalco merger had been completed on January 1, 2010. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, supportable and expected to have a continuing impact on the combined results. The unaudited pro forma results do not include any anticipated cost savings from operating efficiencies or synergies that could result from the merger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the merger been completed on January 1, 2010, nor are they indicative of future operating results of the combined company.

MILLIONS (unaudited)	2011	2010
Net sales	$ 11,283.9	$ 10,326.0
Net income attributable to Ecolab	665.5	621.4
Earnings attributable to Ecolab per common share		
Basic	2.22	2.06
Diluted	2.17	2.02

Champion acquisition

In October 2012, the company entered into an agreement and plan of merger under which the company has agreed to acquire Champion. In December 2012, the company announced that it amended the acquisition agreement, such that Champion's downstream process and water solutions business will not be acquired by the company.

Based in Houston, Texas, Champion is a global specialty products and services company delivering products and service-based offerings to the oil and gas industry. Champion's sales for the business to be acquired by the company were approximately $1.4 billion in 2012. Subject to certain adjustments set out in the merger agreement, the total transaction value is expected to be approximately $2.2 billion. After adjustments for net cash and other items, the consideration will be paid approximately 75% in cash and 25% in shares of Ecolab common stock. Additionally, Ecolab will be required to pay an additional amount in cash, up to $100 million in the aggregate, equal to 50% of the incremental federal tax on the merger consideration as a result of increases in applicable capital gains and investment taxes after December 31, 2012. The consummation of the Champion acquisition remains subject to the satisfaction or waiver of various closing conditions, including, among others, the receipt of required regulatory approvals.

Financing for the transaction is expected to come from a combination of term loan funding, issuances under the company's U.S. commercial paper program and proceeds from the $500 million public offering debt securities issued in December 2012.

Other significant acquisition activity

Subsequent Event Activity

In January 2013 the company completed the acquisition of Mexico-based Quimiproductos S.A. de C.V., a wholly-owned subsidiary of Fomento Econominco Mexicano, S.A.B. de C.V. Quimiproductos produces and supplies cleaning, sanitizing and water treatment goods and services to breweries and beverage companies located in Central and South America. Annual sales of the business are approximately $43 million.

2012 Activity

In December 2011, subsequent to the company's fiscal year end for international operations, the company completed the acquisition of Esoform, an independent Italian healthcare manufacturer focused on infection prevention and personal care. Based outside of Venice, Italy, with annual sales of approximately $12 million, the business became part of the company's International Cleaning, Sanitizing & Other Services reportable segment during the first quarter of 2012.

Also in December 2011, the company completed the acquisition of the InsetCenter pest elimination business in Brazil. Annual sales of the acquired business are approximately $6 million. The business operations and staff have been integrated with the company's existing Brazil Pest Elimination business, and became part of the company's International Cleaning, Sanitizing & Other Services reportable segment during the first quarter of 2012.

In March 2012, the company acquired Econ Indústria e Comércio de Produtos de Higiene e Limpeza Ltda., a provider of cleaning and sanitizing products and services to the Brazilian foodservice industry. Based in Sao Paulo, Brazil, its annual sales are approximately $9 million. The business operations have been integrated within the company's existing Brazil Institutional business and became part of the company's International Cleaning, Sanitizing & Other Services reportable segment during the second quarter of 2012.

2011 Activity

In December 2010, subsequent to the company's fiscal year end for international operations, the company completed the purchase of the assets of Cleantec located in Brisbane, Queensland, Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, foodservice, hospitality and textile care markets. The business, which had annual sales of approximately $55 million, became part of the company's International Cleaning, Sanitizing & Other Services segment during the first quarter of 2011. The total purchase price was approximately $43 million, of which $2 million was placed in an escrow account for indemnification purposes. During the third quarter of 2012, the $2 million escrow balance was paid to the seller.

In March 2011, the company closed on the purchase of the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. The business, which had annual sales of approximately $55 million, became part of the company's U.S. Cleaning & Sanitizing segment during the first quarter of 2011. The total purchase price was approximately $260 million, of which $26 million was placed in an escrow account for indemnification purposes related to general representations and warranties. During the third quarter of 2012, $13 million of the escrow balance was paid to the seller. Assuming the general representations and warranties continue to be met, the remaining $13 million escrow balance is expected to be paid to the seller in the first quarter of 2013.

2010 Activity

In September 2010, the company acquired the commercial laundry division of Dober Chemical Corp. The acquisition strengthens the company's U.S. and Canada Textile Care business by adding customer relationships and business scale, as well as important customer technology. The business, which had annual sales of approximately $37 million, became part of the company's U.S. Cleaning & Sanitizing segment during the third quarter of 2010.

Other Significant Acquisition Summary

Excluding the Nalco merger, the pro forma impact of all other acquisitions during 2012, 2011, and 2010 was not material to the company's consolidated financial statements; therefore pro forma financial information is not presented. Based upon purchase price allocations, excluding the Nalco merger which is shown previously in this note, the components of the aggregate purchase prices of 2012, 2011 and 2010 acquisitions are shown in the following table. The contingent consideration relates to immaterial acquisitions completed during 2012 and 2011.

MILLIONS	**2012**	2011	2010
Net tangible assets acquired (liabilities assumed)	**$ (1.0)**	$ 58.6	$ 17.4
Identifiable intangible assets			
Customer relationships	**8.4**	145.5	11.3
Patents	**2.8**	0.3	-
Trademarks	**0.5**	11.2	0.7
Other technology	**0.3**	8.4	5.7
Total intangible assets	**12.0**	165.4	17.7
Goodwill	**23.3**	94.3	8.3
Total aggregate purchase price	**34.3**	318.3	43.4
Contingent consideration	**(2.6)**	(5.0)	-
Liability for indemnification	**16.0**	(28.1)	-
Net cash paid for acquisitions	**$ 47.7**	$ 285.2	$ 43.4

Excluding the Nalco merger, the weighted average useful lives of intangible assets acquired was 13 years as of December 31, 2012, 2011 and 2010.

Dispositions

In December 2012, the company completed the sale of its Vehicle Care division for $116.9 million, resulting in a gain of $76.3 million ($47.5 million after tax), recorded in special (gains) and charges. Vehicle Care sales were approximately $65 million in 2011, the majority of which were within the company's U.S. Cleaning & Sanitizing reportable segment. Net cash proceeds were used to repay debt and for general corporate purposes.

During the third quarter of 2012, the company received additional payments of $13.0 million related to the sale of an investment in a U.S. business, originally sold prior to 2012. The corresponding gain of $13.0 million recognized during the third quarter of 2012 was recorded in special (gains) and charges.

During the third quarter of 2010, the company sold an investment in a U.S. business and realized a gain of $5.9 million, which was reported in special (gains) and charges. The investment was not material to the company's consolidated results of operations or financial position.

During the second quarter of 2010, the company sold a small joint venture in its international segment. The impact of this divestiture and the joint venture were not material to the company's consolidated results of operations or financial position.

The company had no business dispositions in 2011.

5. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2012	2011
Accounts receivable, net		
Accounts receivable	$ 2,298.3	$ 2,144.6
Allowance for doubtful accounts	(73.2)	(49.3)
Total	$ 2,225.1	$ 2,095.3
Inventories		
Finished goods	$ 774.3	$ 745.5
Raw materials and parts	338.3	351.4
Inventories at FIFO cost	1,112.6	1,096.9
Excess of FIFO cost over LIFO cost	(24.5)	(27.3)
Total	$ 1,088.1	$ 1,069.6
Property, plant and equipment, net		
Land	$ 158.9	$ 158.8
Buildings and improvements	562.1	483.8
Leasehold improvements	80.5	77.3
Machinery and equipment	1,281.2	1,206.1
Merchandising and customer equipment	1,812.5	1,682.7
Capitalized software	385.7	385.7
Construction in progress	207.2	182.7
	4,488.1	4,177.1
Accumulated depreciation	(2,079.0)	(1,881.7)
Total	$ 2,409.1	$ 2,295.4
Other intangible assets, net		
Cost of intangible assets not subject to amortization:		
Trade names	$ 1,230.0	$ 1,230.0
Cost of intangible assets subject to amortization:		
Customer relationships	$ 2,588.6	$ 2,593.2
Trademarks	185.2	201.0
Patents	414.7	404.4
Other technology	174.8	174.6
	3,363.3	3,373.2
Accumulated amortization:		
Customer relationships	(373.1)	(204.8)
Trademarks	(51.2)	(48.6)
Patents	(65.6)	(36.3)
Other technology	(59.3)	(38.3)
Total	$ 4,044.1	$ 4,275.2
Other assets		
Deferred income taxes	$ 51.0	$ 61.9
Pension	7.0	22.3
Other	248.6	278.6
Total	$ 306.6	$ 362.8
Other current liabilities		
Discounts and rebates	$ 244.4	$ 239.9
Dividends payable	-	60.0
Interest payable	19.5	51.0
Taxes payable, other than income	97.3	74.1
Derivative liabilities	9.9	3.3
Restructuring	116.6	57.5
Other	283.3	262.9
Total	$ 771.0	$ 748.7
Other liabilities		
Deferred income taxes	$ 1,174.2	$ 1,249.2
Income taxes payable - noncurrent	81.5	80.8
Other	147.2	160.7
Total	$ 1,402.9	$ 1,490.7
Accumulated other comprehensive loss		
Unrealized gain (loss) on derivative financial instruments, net of tax	$ (13.6)	$ (13.5)
Unrecognized pension and postretirement benefit expense, net of tax	(613.8)	(481.3)
Cumulative translation, net of tax	167.7	149.9
Total	$ (459.7)	$ (344.9)

6. DEBT AND INTEREST

The following table provides the components of the company's short-term debt obligations, along with applicable interest rates as of December 31, 2012 and 2011:

MILLIONS, EXCEPT INTEREST RATES	2012 PAYABLE	2012 AVERAGE INTEREST RATE	2011 PAYABLE	2011 AVERAGE INTEREST RATE
Short-term debt				
Commercial paper	**$ 593.7**	**0.46%**	$ 916.1	0.67%
Notes payable	**44.5**	**10.04%**	100.3	7.52%
Long-term debt, current maturities	**167.6**		6.6	
Total	**$ 805.8**		$ 1,023.0	

In September 2011, the company replaced its existing $600 million multi-year credit facility with a $1.5 billion multi-year credit facility, which expires in September 2016. During 2011, the company also entered into a $2.0 billion, 364 day credit facility. In April 2012, the company reduced its 364 day credit facility from $2.0 billion to $1.0 billion. In August 2012, the company replaced the $1.0 billion 364 day credit facility, which was to expire in September 2012, with a $500 million 364 day credit facility. Both of the $1.5 billion and $500 million credit facilities have been established with a diverse portfolio of banks. No amounts were outstanding under any of these agreements at year end 2012 or 2011.

The credit facilities support the company's U.S. commercial paper program, which was reduced to $2.0 billion subsequent to the replacement of the 364 day credit facility discussed above, and the company's $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $2.0 billion. The company had $594 million and $916 million in outstanding U.S. commercial paper at December 31, 2012 and 2011, respectively. The company had no commercial paper outstanding under its European program at December 31, 2012 or 2011. As of December 31, 2012, the company's short-term borrowing program was rated A-2 by Standard & Poor's and P-2 by Moody's.

The following table provides the components of the company's long-term debt obligations, along with applicable interest rates as of December 31, 2012 and 2011:

MILLIONS, EXCEPT INTEREST RATES	MATURITY BY YEAR	2012 CARRYING VALUE	2012 AVERAGE INTEREST RATE	2012 EFFECTIVE INTEREST RATE	2011 CARRYING VALUE	2011 AVERAGE INTEREST RATE	2011 EFFECTIVE INTEREST RATE
Long-term debt							
Description / 2012 Principal Amount							
Series A private placement senior notes (125 million euro)	2013	**$ 162.3**	**4.36%**	**4.51%**	$ 168.1	4.36%	4.51%
Series B private placement senior notes (175 million euro)	2016	**227.3**	**4.59%**	**4.67%**	235.3	4.59%	4.67%
Seven year 2008 senior notes ($250 million)	2015	**249.4**	**4.88%**	**4.99%**	249.1	4.88%	4.99%
Series A private placement senior notes ($250 million)	2018	**250.0**	**3.69%**	**5.15%**	250.0	3.69%	5.15%
Series B private placement senior notes ($250 million)	2023	**250.0**	**4.32%**	**4.32%**	250.0	4.32%	4.32%
Three year 2011 senior notes ($500 million)	2014	**499.8**	**2.38%**	**2.40%**	499.7	2.38%	2.40%
Five year 2011 senior notes ($1.25 billion)	2016	**1,248.1**	**3.00%**	**3.04%**	1,247.6	3.00%	3.04%
Ten year 2011 senior notes ($1.25 billion)	2021	**1,249.3**	**4.35%**	**4.36%**	1,249.2	4.35%	4.36%
Thirty year 2011 senior notes ($750 million)	2041	**742.6**	**5.50%**	**5.53%**	742.3	5.50%	5.53%
Three year 2012 senior notes ($500 million)	2015	**499.8**	**1.00%**	**1.02%**	-		
Five year 2012 senior notes ($500 million)	2017	**499.6**	**1.45%**	**1.47%**	-		
Nalco senior notes ($0)	2019	**-**			838.7	6.63%	5.13%
Nalco senior euro notes ($0)	2019	**-**			300.7	6.88%	5.53%
Nalco senior notes ($0)	2017	**-**			558.5	8.25%	6.30%
Capital lease obligations		**13.8**			18.3		
Other		**11.7**			12.3		
Total debt		**5,903.7**			6,619.8		
Long-term debt, current maturities		**(167.6)**			(6.6)		
Total long-term debt		**$ 5,736.1**			$ 6,613.2		

Term Loans

In November 2012, the company entered into a $900 million term loan credit agreement with various banks. Under the agreement, which had not been drawn upon as of December 31, 2012, the term loan will bear interest at a floating base rate plus a credit rating based margin. Proceeds from the term loan are expected to be used to fund a portion of the pending Champion acquisition. Funding under the agreement will be available through April 15, 2013 and, to the extent funded, the term loan will expire on the third anniversary of the funding date.

Public Notes

In December 2012, in a public offering, the company issued $500 million of debt securities that mature in 2017 at a rate of 1.45%. The company anticipates that the proceeds will be used to finance a portion of the cash consideration to be paid in connection with the pending Champion acquisition, or for general corporate purposes.

In August 2012, in a public offering, the company issued $500 million of debt securities that mature in 2015 at a rate of 1.00%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

In December 2011, the company issued $3.75 billion of debt securities in a public debt offering. The offering was a multi-tranche transaction consisting of three, five, ten and thirty year maturities. Interest rates range from 2.38% to 5.50%. The proceeds were used to repay outstanding commercial paper, which was issued to fund a portion of the cash component of the Nalco merger and repay the Nalco term loans, and fund share repurchases.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.88% in a public debt offering. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes.

The series of notes issued by the company in December 2012, August 2012, December 2011 and February 2008, pursuant to public debt offerings (the "Public Notes") may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Additionally, if the Champion acquisition is not completed by May 3, 2013, or if the Champion acquisition merger agreement is terminated on or before such date, the company may redeem the $500 million series of notes issued by the company in December 2012, in whole but not in part, at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date. Upon the occurrence of a change of control accompanied by a downgrade of the Public Notes below investment grade rating, within a specified time period, the company will be required to offer to repurchase the Public Notes at a price equal to 101% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase.

The Public Notes are senior unsecured and unsubordinated obligations of the company and rank equally with all other senior and unsubordinated indebtedness of the company from time to time outstanding.

Private Notes

In October 2011, the company entered into a Note Purchase Agreement to issue and sell $500 million private placement senior notes, split into two series: $250 million of seven year notes that mature in 2018 at a rate of 3.69% and $250 million of twelve year notes that mature in 2023 at a rate of 4.32%. Both series of the notes were funded in November 2011. The proceeds were used for general corporate purposes, including partially funding the Nalco merger.

The company has outstanding euro 300 million ($390 million as of December 31, 2012) aggregate principal amount of the company's private placement senior notes in two series: 4.36% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.59% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, issued in December 2006, pursuant to a Note Purchase Agreement dated July 26, 2006.

The series of notes issued by the company in December 2006 and November 2011 pursuant to private debt offerings (the "Private Notes") may be redeemed by the company at its option at redemption prices that include accrued and unpaid interest and a make-whole premium. Upon the occurrence of specified changes of control involving the company, the company will be required to offer to repurchase the Private Notes at a price equal to 100% of the aggregate principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. Additionally, the company will be required to make a similar offer to repurchase the Private Notes upon the occurrence of specified merger events or asset sales involving the company, when accompanied by a downgrade of the Private Notes below investment grade rating, within a specified time period.

The Private Notes are senior obligations of the company and rank equal in right of payment with all other senior indebtedness of the company. The Private Notes shall be unconditionally guaranteed by subsidiaries of the company in certain circumstances, as described in the note purchase agreements as amended.

Covenants, Repayments and Net Interest Expense

The company is in compliance with all covenants at December 31, 2012.

In January 2012, the company redeemed $1.7 billion of Nalco senior notes, which were assumed in 2011 as part of the merger. As of December 31, 2011, the Nalco senior notes were fully and unconditionally guaranteed by certain Nalco subsidiaries. In conjunction with the redemption in January 2012, all guarantees in place as of December 31, 2011 were extinguished.

In February 2011, the company repaid its $150 million 6.875% notes when they became due.

As of December 31, 2012, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS	
2013	$ 168
2014	506
2015	755
2016	1,479
2017	501

Interest expense and interest income incurred during 2012, 2011 and 2010 were as follows:

MILLIONS	2012	2011	2010
Interest expense	**$ 285.6**	$ 82.1	$ 65.6
Interest income	**(8.9)**	(7.9)	(6.5)
Interest expense, net	**$ 276.7**	$ 74.2	$ 59.1

Interest expense generally includes the expense associated with the interest on the company's outstanding borrowings. Interest expense also includes the amortization of debt issuance costs and debt discounts, which are both recognized over the term of the related debt. The increase in interest expense in 2012 was driven primarily by debt issued to fund the cash portion of the Nalco merger consideration, the repayment of Nalco debt and share repurchases. Interest expense for 2012 also includes an $18.2 million loss on extinguishment of Nalco debt, recognized in the first quarter.

7. FAIR VALUE MEASUREMENTS

The company's financial instruments include cash and cash equivalents, money market funds in a rabbi trust, accounts receivable, accounts payable, contingent consideration obligations, commercial paper, notes payable, foreign currency forward contracts and long-term debt.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels:

Level 1 - Inputs are quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Inputs include observable inputs other than quoted prices in active markets.

Level 3 - Inputs are unobservable inputs for which there is little or no market data available.

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis were:

DECEMBER 31 (MILLIONS)	2012			
	CARRYING AMOUNT	FAIR VALUE MEASUREMENTS LEVEL 1	LEVEL 2	LEVEL 3
Assets:				
Money market funds held in rabbi trusts	**$ 2.2**	**$ 2.2**	**$ -**	**$ -**
Foreign currency forward contracts	**6.5**	**-**	**6.5**	**-**
Liabilities:				
Foreign currency forward contracts	**9.9**	**-**	**9.9**	**-**
Contingent consideration obligations	**23.2**	**-**	**-**	**23.2**

DECEMBER 31 (MILLIONS)	2011			
	CARRYING AMOUNT	FAIR VALUE MEASUREMENTS LEVEL 1	LEVEL 2	LEVEL 3
Assets:				
Money market funds held in rabbi trusts	$ 0.9	$ 0.9	$ -	$ -
Foreign currency forward contracts	10.4	-	10.4	-
Liabilities:				
Foreign currency forward contracts	3.3	-	3.3	-
Contingent consideration obligations	25.1	-	-	25.1

Money market funds held in rabbi trusts are classified within level 1 because they are valued using quoted prices in active markets. The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date, and is classified within level 2.

For business acquisitions after December 31, 2008, contingent consideration obligations are recognized and measured at fair value at the acquisition date. Contingent consideration liabilities are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The consideration expected to be transferred is based on the company's expectations of various financial measures. The ultimate payment of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Changes in the fair value of contingent consideration obligations during 2012 and 2011 were as follows:

MILLIONS	2012	2011
Balance at beginning of year	**$ 25.1**	$ 2.4
Liabilities recognized at acquistion date	**2.6**	5.0
Losses (gains) recognized in earnings	**(1.9)**	0.8
Settlements	**(2.5)**	-
Assumed through Nalco merger	**-**	16.9
Foreign currency translation	**(0.1)**	-
Balance at end of year	**$ 23.2**	$ 25.1

The carrying values of accounts receivable and accounts payable approximate fair value because of their short maturities. The carrying value of cash and cash equivalents, commercial paper and notes payable approximate fair value because of their short maturities, and as such are classified within level 1.

The fair value of long-term debt, including current maturities, is based on quoted market prices for the same or similar debt instruments. The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2012		2011	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt (including current maturities)	**$ 5,903.7**	**$ 6,488.8**	$ 6,619.8	$ 6,885.3

8. DERIVATIVES AND HEDGING TRANSACTIONS

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature or for trading purposes. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. For derivatives designated as cash flow hedges, the effective portion of changes in fair value of hedges is initially recognized in accumulated other comprehensive income ("AOCI") on the Consolidated Balance Sheet. Amounts recorded in AOCI are reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties, and therefore recording a valuation allowance against the company's derivative balance is not considered necessary.

Derivatives Designated as Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including inventory purchases and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2011, the company entered into six forward starting swap contracts in connection with the issuance of its private placement debt during the fourth quarter of 2011. The interest rate swap agreements were designated and effective as a cash flow hedge of the expected interest payments related to the anticipated debt issuance. In 2006, the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes with the net settlement recorded in AOCI. The amounts in AOCI for both the 2011 and 2006 transactions are recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur. The company did not have any forward starting interest rate swap agreements outstanding at December 31, 2012, 2011 or 2010.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of assets and liabilities held at foreign subsidiaries, primarily receivables and payables, which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

Derivative Summary

The following table summarizes the fair value of the company's outstanding derivatives as of December 31. The amounts are included in other current assets and other current liabilities on the company's balance sheet.

	ASSET DERIVATIVES		LIABILITY DERIVATIVES	
MILLIONS	**2012**	2011	**2012**	2011
Derivatives designated as hedging instruments:				
Foreign currency forward contracts	**$ 0.8**	$ 3.8	**$ 1.7**	$ 1.2
Derivatives not designated as hedging instruments:				
Foreign currency forward contracts	**5.7**	6.6	**8.2**	2.1
Total	**$ 6.5**	$ 10.4	**$ 9.9**	$ 3.3

The company had foreign currency forward exchange contracts with notional values that totaled $1.3 billion and $586 million at December 31, 2012 and 2011, respectively. The increase from December 31, 2011 is primarily driven by increased hedging activity as a result of the inclusion of Nalco operations in 2012.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	**2012**	2011	2010
Unrealized gain (loss) recognized into AOCI (effective portion)				
Foreign currency forward contracts	AOCI (equity)	**$ (1.9)**	$ 0.2	$ (2.5)
Interest rate swap contracts	AOCI (equity)	**-**	(15.3)	-
Gain (loss) recognized in income (effective portion)				
Foreign currency forward contracts	Sales	**(0.1)**	(0.3)	-
	Cost of sales	**2.0**	(4.7)	(4.1)
	SG&A	**0.2**	(1.5)	0.5
		2.1	(6.5)	(3.6)
Interest rate swap contracts	Interest expense, net	**(2.7)**	(0.8)	(0.4)
	Total	**$ (0.6)**	$ (7.3)	$ (4.0)
Gain (loss) recognized in income (ineffective portion)				
Foreign currency forward contracts	Interest expense, net	**$ (1.2)**	$ (1.8)	$ (1.2)

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	**2012**	2011	2010
Gain (loss) recognized in income				
Foreign currency forward contracts	SG&A	**$ (0.9)**	$ 2.9	$ (5.4)
	Interest expense, net	**(7.0)**	(5.4)	(5.5)
	Total	**$ (7.9)**	$ (2.5)	$ (10.9)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its euro 300 million ($390 million as of December 31, 2012) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries. Prior to redemption in January 2012, the Nalco euro denominated borrowings were also designated as a hedge of existing foreign currency exposures.

In the third quarter of 2012, the company entered into a forward contract with a notional amount of euro 100 million to hedge an additional portion of the company's net investments in euro functional subsidiaries. The forward contract was renewed in the fourth quarter of 2012 and remained open as of December 31, 2012.

The revaluation gains and losses on the euronotes and forward contract, which are designated and effective as hedges of the company's net investments, have been included as a component of the cumulative translation adjustment account.

Total revaluation gains and losses related to the euronotes and forward contract charged to shareholders' equity were as follows:

MILLIONS	**2012**	2011	2010
Revaluation gains (losses), net of tax	**$ 9.8**	$ (9.5)	$ 37.6

The company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. No hedge ineffectiveness was recorded in earnings during 2012, 2011 and 2010.

9. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2010. Effective December 1, 2011, following approval by the company's shareholders, the company's authorized common stock was increased to 800 million shares. Authorized common stock remained at 800 million shares in 2012. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.8300 for 2012, $0.7250 for 2011 and $0.6400 for 2010.

On December 1, 2011, the company issued 68,316,283 shares of common stock for the stock consideration portion of the Nalco merger (see Note 4). In addition, as part of the consideration, each outstanding Nalco stock option was converted into an option to purchase the company's common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco's existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each Nalco unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance and such awards were converted based on the stock award exchange ratio into a time based restricted stock award of the company based on such performance level, with vesting subject to continued employment.

The company has 15 million shares, without par value, of authorized but unissued and undesignated preferred stock. The company's former shareholder rights agreement was amended in December 2012 to accelerate the expiration date of the former rights issued pursuant to the rights agreement from March 10, 2016 to December 31, 2012. Accordingly, the rights agreement terminated as of that date.

In May 2011, the company's Board of Directors authorized the repurchase of up to 15 million additional shares of common stock, including shares to be repurchased under Rule 10b5-1. In August 2011, the Finance Committee of the company's Board of Directors, via delegation by the company's Board of Directors, authorized the repurchase of an additional 10 million common shares which was contingent upon completion of the merger with Nalco.

In September 2011, under the existing Board authorization, subject to the completion of the Nalco merger, the company announced a $1.0 billion share repurchase program. As part of this program, in December 2011, the company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to repurchase $500 million of its common stock. Under the ASR, the company received 8,330,379 shares of its common stock in December 2011. The final per share purchase price and the total number of shares to be repurchased under the ASR agreement were generally based on the volume weighted average price of the company's common stock during the term of the agreement. The ASR agreement ended in the first quarter of 2012. In connection with the finalization of the ASR agreement, the company received an additional 122,314 shares of common stock. All shares acquired under the ASR agreement were recorded as treasury stock.

In addition to the ASR, the company reacquired 2,600,569 shares, 3,491,425 shares and 7,366,001 shares of its common stock in 2012, 2011 and 2010, respectively, through its share repurchase program through open market or private purchases. The company intends to repurchase all shares under its authorizations, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. As of December 31, 2012, 15,810,096 shares remained to be repurchased under the company's repurchase authorization and approximately $279 million remained to be purchased as part of the $1.0 billion program discussed above. The company expects to complete this remaining portion of the $1.0 billion share repurchase program in 2013.

The company also reacquired 734,857 shares, 187,454 shares and 242,161 shares of its common stock in 2012, 2011 and 2010, respectively, related to the exercise of stock options and the vesting of stock awards.

10. EQUITY COMPENSATION PLANS

The company's equity compensation plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31, 2012, 2011 and 2010 were 5,316,532, 8,813,059 and 11,608,387, respectively. Common shares available for grant reflect 12 million shares approved by shareholders in 2010 for issuance under the plans. Following the Nalco merger in 2011, 1,405,530 common shares on a converted basis, formerly reserved for grant under Nalco's 2004 Stock Incentive Plan, were added to the shares available for grant by the company. The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

The company's annual long-term incentive share-based compensation program is made up of 50% stock options and 50% performance-based restricted stock unit ("PBRSU") awards. The company also grants a limited number of non-performance based restricted stock awards ("RSA") and restricted stock unit awards ("RSU").

Prior to the Nalco merger, Nalco had outstanding stock options, restricted stock awards and performance share awards that were issued pursuant to its incentive compensation plan, as well as certain non-plan inducement stock options and restricted stock awards. For each of the converted awards discussed below, the stock award exchange ratio of .67959 was used to convert Nalco awards into Ecolab awards. As a result of the merger, the majority of Nalco's existing stock options fully vested. Each outstanding Nalco option was converted into an option to purchase the company's common stock with both the number of options and the exercise price adjusted accordingly based on the stock award exchange ratio. Pursuant to change-in-control agreements, Nalco's existing restricted stock awards to non-employee directors and certain officers, in general, fully vested as a result of the merger. For those awards that did not vest as a result of the merger, each unvested restricted stock award was converted based on the stock award exchange ratio into a restricted stock award of the company, with vesting subject to continued employment. In conjunction with the merger, the level of attainment of the performance criteria applicable to converted Nalco performance based restricted stock awards was fixed based on actual and target financial performance. As such, each Nalco performance share award converted based on the stock award exchange ratio into a time based restricted award of the company based on such performance level, with vesting subject to continued employment. The total fair value of Nalco's converted equity compensation as of the merger dates was $111 million, of which $73 million was included in the consideration transferred to acquire Nalco, with the remaining $38 million subject to expense recognition over the remainder of the vesting term. As of December 31, 2012, $10 million of the $38 million remains to be expensed.

Total compensation expense related to all share-based compensation plans was $66 million, ($45 million net of tax benefit), $40 million ($27 million net of tax benefit) and $29 million ($19 million net of tax benefit) for 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was $115 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company's plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Stock Options

Options are granted to purchase shares of the company's stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method.

A summary of stock option activity and average exercise prices is as follows:

	2012		2011		2010	
	NUMBER OF OPTIONS	EXERCISE PRICE (a)	NUMBER OF OPTIONS	EXERCISE PRICE (a)	NUMBER OF OPTIONS	EXERCISE PRICE (a)
Outstanding, beginning of year	**20,126,579**	**$ 41.45**	19,988,025	$ 38.66	22,262,204	$ 36.22
Granted	**2,238,267**	**71.17**	2,661,551	55.38	1,783,293	48.03
Issued in connection with Nalco merger	**-**	**-**	883,173	29.35	-	-
Exercised	**(6,774,032)**	**35.16**	(3,331,926)	32.59	(3,813,865)	28.46
Canceled	**(465,658)**	**53.61**	(74,244)	43.68	(243,607)	43.86
Outstanding, end of year	**15,125,156**	**$ 48.29**	20,126,579	$ 41.45	19,988,025	$ 38.66
Exercisable, end of year	**11,036,700**	**$ 42.77**	15,885,276	$ 38.57	16,091,416	$ 37.42
Vested and expected to vest, end of year	**14,770,288**	**$ 48.01**				

(a)Represents weighted average price.

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2012, 2011 and 2010 was $211 million, $69 million and $76 million, respectively.

The total aggregate intrinsic value of options outstanding as of December 31, 2012 was $346 million, with a corresponding weighted-average remaining contractual life of 6.5 years. The total aggregate intrinsic value of options exercisable as of December 31, 2012 was $313 million, with a corresponding weighted-average remaining contractual life of 4.0 years. The total aggregate intrinsic value of options vested and expected to vest as of December 31, 2012 was $342 million, with a corresponding weighted-average remaining contractual life of 6.4 years.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company's primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2012	2011	2010
Weighted-average grant-date fair value of options granted at market prices	**$ 13.77**	$ 11.01	$ 10.11
Assumptions			
Risk-free rate of return	**0.9%**	1.4%	2.0%
Expected life	**6 years**	6 years	6 years
Expected volatility	**22.8%**	22.8%	23.1%
Expected dividend yield	**1.3%**	1.4%	1.4%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company's stock price. The expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant.

Restricted Stock Awards and Restricted Stock Units

The expense associated with PBRSU awards is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company issues shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment.

The expense associated with shares of non-performance based RSAs and RSUs is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has RSAs and RSUs that vest over periods between 12 and 60 months. The awards are generally subject to forfeiture in the event of termination of employment.

A summary of non-vested PBRSU awards and restricted stock activity is as follows:

	PBRSU AWARDS	GRANT DATE FAIR VALUE (a)	RSAs AND RSUs	GRANT DATE FAIR VALUE (a)
December 30, 2010	845,630	$ 44.70	167,171	$ 43.54
Granted	572,350	52.96	126,121	51.02
Issued in connection with Nalco merger	857,366	55.62	808,883	55.62
Vested / Earned	(13,360)	55.62	(81,874)	48.71
Canceled	(121,321)	54.07	(3,641)	41.80
December 31, 2011	2,140,665	50.68	1,016,660	53.67
Granted	**454,620**	**68.63**	**230,193**	**64.10**
Vested / Earned	**(285,249)**	**55.62**	**(362,926)**	**53.80**
Canceled	**(218,764)**	**53.14**	**(86,714)**	**52.03**
December 31, 2012	**2,091,272**	**$ 53.65**	**797,213**	**$ 56.79**

(a)Represents weighted average price.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2012	2011	2010
United States	**$ 594.8**	$ 440.0	$ 497.5
International	**417.8**	239.6	250.2
Total	**$ 1,012.6**	$ 679.6	$ 747.7

The provision for income taxes consisted of:

MILLIONS	2012	2011	2010
Federal and state	**$ 141.3**	$ 104.9	$ 173.5
International	**173.2**	69.7	74.2
Total current	**314.5**	174.6	247.7
Federal and state	**31.7**	25.2	(26.3)
International	**(34.9)**	16.5	(4.8)
Total deferred	**(3.2)**	41.7	(31.1)
Provision for income taxes	**$ 311.3**	$ 216.3	$ 216.6

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2012	2011
Deferred tax assets		
Other accrued liabilities	**$ 136.1**	$ 112.4
Loss carryforwards	**110.4**	112.0
Share-based compensation	**71.6**	82.5
Pension and other comprehensive income	**337.8**	346.3
Foreign tax credits	**47.6**	44.7
Debt fair value adjustment	**-**	79.4
Other, net	**138.9**	120.4
Valuation allowance	**(86.8)**	(73.1)
Total	**755.6**	824.6
Deferred tax liabilities		
Property, plant and equipment basis differences	**246.8**	289.6
Intangible assets	**1,331.4**	1,412.1
Unremitted foreign earnings	**68.3**	98.0
Other, net	**30.5**	60.9
Total	**1,677.0**	1,860.6
Net deferred tax liabilities balance	**$ (921.4)**	$ (1,036.0)

As of December 31, 2012 the company has tax effected federal, state and international net operating loss carryforwards of approximately $1 million, $14 million and $95 million, respectively, which will be available to offset future taxable income. The state loss carryforwards expire from 2013 to 2032. For the international loss carryforwards, $46 million expire from 2014 to 2022 and $49 million have no expiration.

The company has recorded an $87 million valuation allowance on certain deferred tax assets based on management's determination that it is more likely than not that the tax benefits will not be utilized. The company's U.S. foreign tax credit carryforward of $48 million has a ten-year carryforward period and will expire between 2018 and 2023 if not utilized.

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate is as follows:

	2012	2011	2010
Statutory U.S. rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.1**	2.0	1.9
Foreign operations	**(3.0)**	(3.2)	(4.5)
Domestic manufacturing deduction	**(2.6)**	(2.9)	(2.0)
Change in valuation allowance	**-**	1.2	-
Nondeductible deal costs	**0.5**	0.8	-
Audit settlements and refunds	**0.1**	(0.5)	(1.3)
Other, net	**(0.4)**	(0.6)	(0.1)
Effective income tax rate	**30.7%**	31.8%	29.0%

As of December 31, 2012 and 2011, the company has recorded a deferred tax liability of $68 million and $98 million, respectively, on legacy Nalco foreign earnings that the company intends to repatriate. This deferred tax liability originated based on purchase accounting decisions made in connection with the Nalco merger and was the result of an extensive study required to calculate the impact at the purchase date.

U.S. deferred income taxes are not provided on certain other unremitted foreign earnings that are considered permanently reinvested which as of December 31, 2012 and 2011 were approximately $1.4 billion and $1.2 billion, respectively. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes on an ongoing basis that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. federal income tax returns through 2004. The legacy Ecolab U.S. income tax returns for the years 2009 and 2010 are currently under audit. The legacy Nalco U.S. income tax returns for the years 2005 through 2010 are currently under audit. In addition to the U.S. federal examination, there is limited audit activity in several U.S. state and foreign jurisdictions. The company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The company believes these changes could result in a decrease in the company's gross liability for unrecognized tax benefits of up to $13 million during the next twelve months. Decreases in the company's gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2012, the company recognized a net discrete tax benefit of $9.2 million. The net benefit in 2012 is based largely on benefits related to remeasurement of certain deferred tax assets and liabilities resulting from changing tax jurisdictions, recognizing adjustments from filing the company's 2011 U.S. federal tax return as well as a release of a valuation allowance related to a capital loss carryforward. Discrete benefits were partially offset by the remeasurement of certain deferred tax assets and liabilities resulting from changes in local country tax rates, state and foreign country audit settlements and adjustments.

During 2011, the company recognized a net discrete tax expense of $7.4 million. The net expense in 2011 is largely made up of favorable settlements and adjustments related to prior year returns and reserves which were more than offset by the impact of a charge related to the realizability of foreign net operating loss carryforwards as well as a change in the blended state tax rate. The settlements are related to the company's 1999 through 2001 and 2007 through 2008 U.S. income tax returns and various state and other international returns.

During 2010, the company recognized a net discrete tax benefit of $8.0 million. The net discrete tax benefit in 2010 primarily included recognizing favorable settlements related to the company's 2002 through 2004 U.S. Federal IRS appeals case, a favorable settlement of an income tax audit in Germany for the years 2003 through 2006 and adjustments related to prior year tax reserves. These benefits were partially offset by a $5 million charge due to the passage of the U.S. Patient Protection and Affordable Care Law which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of the company's deferred tax assets related to the subsidies, as well as the negative impact of international tax costs from optimizing the company's business structure.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	**2012**	2011	2010
Balance at beginning of year	**$ 89.5**	$ 66.2	$ 116.7
Additions based on tax positions related to the current year	**7.5**	7.3	10.4
Additions for tax positions of prior years	**5.0**	1.4	0.2
Reductions for tax positions of prior years	**(3.4)**	(27.0)	(9.1)
Reductions for tax positions due to statute of limitations	**(0.8)**	(0.8)	(6.8)
Settlements	**(8.0)**	(8.0)	(44.6)
Assumed in connection with the Nalco merger	**7.8**	50.1	-
Foreign currency translation	**(4.5)**	0.3	(0.6)
Balance at end of year	**$ 93.1**	$ 89.5	$ 66.2

Included in the gross liability for unrecognized tax benefits balance at December 31, 2012 is $91 million of tax positions that, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and accrued interest related to unrecognized tax benefits in the company's provision for income taxes. During the year ended December 31, 2012 the company accrued approximately $3 million in interest. The company had approximately $11 million and $6 million of interest and penalties accrued at December 31, 2012 and 2011, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. Total rental expense under the company's operating leases was $183 million in 2012, $130 million in 2011 and $121 million in 2010. As of December 31, 2012, identifiable future minimum payments with non-cancelable terms in excess of one year were:

MILLIONS	
2013	$ 108
2014	84
2015	70
2016	59
2017	49
Thereafter	155
Total	$ 525

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $46 million in 2013. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $183 million in 2012, $96 million in 2011 and $88 million in 2010.

14. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers' compensation, general liability (including product liability), automobile claims, health care claims, environmental matters and lawsuits. The company is also subject to various claims and contingencies related to income taxes, which are covered in Note 11. The company also has contractual obligations including lease commitments, which are covered in Note 12.

The company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

Insurance: In the U.S. the company has high deductible insurance policies for casualty and property losses, subject to per occurrence and liability limitation. Globally, the company has high deductible insurance policies for property losses. The company is insured for losses in excess of these deductibles, subject to policy terms and conditions and has recorded both a liability and an offsetting receivable for amounts in excess of these deductibles. The company is self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. The company determines its liabilities for claims on an actuarial basis.

Environmental matters: The company is currently participating in environmental assessments and remediation at 37 locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

Litigation: The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time antitrust, commercial, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The company has established accruals for certain lawsuits, claims and environmental matters. The company currently believes that there is not a reasonably possible risk of material loss in excess of the amounts accrued related to these legal matters. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company's results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the company's consolidated financial position.

Matters Related to Wage Hour Claims

The company is a defendant in seven wage hour lawsuits claiming violations of the Fair Labor Standards Act ("FLSA") or a similar state law. Of the seven suits, two have been certified for class action status, three seek class certification and the remaining two have reached tentative settlements. Doug Ladore v. Ecolab Inc., et al., United States District Court for the Central District of California, case no. CV 11-9386 GAF (FMOx), is a putative wage hour class action brought on behalf of California Pest Elimination employees. The case has been certified for class treatment, and on January 22, 2013, the plaintiffs' motion for summary judgment was granted and the court found that the class of employees was entitled to overtime pay. On February 22, 2013, pursuant to court-ordered mediation, the company reached a preliminary settlement with the plaintiffs, which remains subject to court approval. The company has established an accrual for the settlement amount, which is not material to its operations or financial position. A second suit, a California state action, has been certified for class treatment of California Institutional employees. Three of the other wage hour suits seek certification of a state class of certain Institutional or Pest Elimination division associates with two of those matters also seeking nationwide certification of alleged FLSA violations in Pest Elimination and Institutional. One suit also seeks certification of a purported class of terminated California employees of any business for alleged violation of statutory obligations regarding payment of accrued vacation upon termination. Tentative settlements have been reached in the remaining two matters, one involving a national class of certain independent contractors in the company's U.S. Other Services segment, and the other a California class of technicians in the company's Equipment Care subsidiary (formerly GCS). These cases have been class certified for settlement purposes only. The settlement amounts are not material to the company's operations or financial position.

Matters Related To Deepwater Horizon Incident Response

On April 22, 2010, the deepwater drilling platform, the Deepwater Horizon, operated by a subsidiary of BP plc, sank in the Gulf of Mexico after a catastrophic explosion and fire that began on April 20, 2010. A massive oil spill resulted. Approximately one week following the incident, subsidiaries of BP plc, under the authorization of the responding federal agencies, formally requested Nalco Company, now an indirect subsidiary of Ecolab, to supply large quantities of COREXIT® 9500, a Nalco oil dispersant product listed on the U.S. EPA National Contingency Plan Product Schedule. Nalco Company responded immediately by providing available COREXIT and increasing production to supply the product to BP's subsidiaries for use, as authorized and directed by agencies of the federal government throughout the incident. Prior to the incident, Nalco and its subsidiaries had not provided products or services or otherwise had any involvement with the Deepwater Horizon platform. On July 15, 2010, BP announced that it had capped the leaking well, and the application of dispersants by the responding parties ceased shortly thereafter.

On May 1, 2010, the President appointed retired U.S. Coast Guard Commandant Admiral Thad Allen to serve as the National Incident Commander in charge of the coordination of the response to the incident at the national level. The EPA directed numerous tests of all the dispersants on the National Contingency Plan Product Schedule, including those provided by Nalco Company, "to ensure decisions about ongoing dispersant use in the Gulf of Mexico are grounded in the best available science." Nalco Company cooperated with this testing process and continued to supply COREXIT, as requested by BP and government authorities. After review and testing of a number of dispersants, on June 30, 2010, and on August 2, 2010, the EPA released toxicity data for eight oil dispersants.

The use of dispersants by the responding parties was one tool used by the government and BP to avoid and reduce damage to the Gulf area from the spill. Since the spill occurred, the EPA and other federal agencies have closely monitored conditions in areas where dispersant has been applied. Nalco Company has encouraged ongoing monitoring and review of COREXIT and other dispersants and has cooperated fully with the governmental review and approval process. However, in connection with its provision of COREXIT, Nalco Company has been named in several lawsuits as described below.

Putative Class Action Litigation

In June, July and August 2010, in April 2011 and in April 2012, Nalco Company was named, along with other unaffiliated defendants, in nine putative class action complaints filed in either the United States District Court for the Eastern District of Louisiana (Parker, et al. v. Nalco Company, et al., Civil Action No. 2:10-cv-01749-CJB-SS; Harris, et al. v. BP, plc, et al., Civil Action No. 2:10-cv-02078-CJB-SS; Irelan v. BP Products, Inc., et al., Civil Action No. 11-cv-00881; Adams v. Louisiana, et al., Civil Action No. 11-cv-01051; Elrod, et al. v. BP Exploration & Production Inc., et al., 12-cv-00931), the United States District Court for the Southern District of Alabama, Southern Division (Lavigne, et al. v. BP PLC, et al., Civil Action No. 1:10-cv-00222-KD-C; Wright, et al. v. BP, plc, et al., Civil Action No. 1:10-cv-00397-B) or the United States District Court for the Northern District of Florida, Pensacola Division (Walsh, et al. v. BP, PLC, et al., Civil Action No. 3:10-cv-00143- RV-MD; Petitjean, et al. v. BP, plc, et al., Case No. 3:10-cv-00316-RS-EMT) on behalf of various potential classes of persons who live and work in or derive income from the Coastal Zone. The Parker, Lavigne and Walsh cases have since been voluntarily dismissed. Each of the remaining actions contains substantially similar allegations, generally alleging, among other things, negligence relating to the use of our COREXIT dispersant in connection with the Deepwater Horizon oil spill. The plaintiffs in each of these putative class action lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys' fees and costs.

Other Related Federal Claims

In July, August, September, October and December 2010, Nalco Company was also named, along with other unaffiliated defendants, in eight complaints filed by individuals in either the United States District Court for the Eastern District of Louisiana (Ezell v. BP, plc, et al., Case No. 2:10-cv-01920-KDE-JCW), the United States District Court for the Southern District of Alabama, Southern Division (Monroe v. BP, plc, et al., Case No. 1:10-cv-00472-M; Hill v. BP, plc, et al., Civil Action No. 1:10-cv-00471-CG-N; Hudley v. BP, plc, et al., Civil Action No. 10-cv-00532-N), the United States District Court for the Northern District of Florida, Tallahassee Division (Capt Ander, Inc. v. BP, plc, et al., Case No. 4:10-cv-00364-RH-WCS), the United States District Court for the Southern District of Mississippi, Southern Division (Trehern v. BP, plc, et al., Case No. 1:10-cv-00432-HSO-JMR) or the United States District Court for the Southern District of Texas (Chatman v. BP Exploration & Production, Civil Action No. 10-cv-04329; Brooks v. Tidewater Marine LLC, et al., Civil Action No. 11-cv-00049).

In April 2011, Nalco Company was also named in Best v. British Petroleum plc, et al., Civil Action No. 11-cv-00772 (E.D. La.); Black v. BP Exploration & Production, Inc., et al. Civil Action No. 2:11-cv-867, (E.D. La.); Pearson v. BP Exploration & Production, Inc., Civil Action No. 2:11-cv-863, (E.D. La.); Alexander, et al. v. BP Exploration & Production, et al., Civil Action No. 11-cv-00951 (E.D. La.); and Coco v. BP Products North America, Inc., et al. (E.D. La.)

In October 2011, Nalco Company was also named in Toups, et al. v Nalco Company, et al., No. 59-121 (25th Judicial District Court, Parish of Plaquemines, Louisiana). In November 2011, Toups was removed to the United States District Court for the Eastern District of Louisiana. In April 2012, Nalco Company was named in Esponge v. BP, P.L.C., et al., Case No. 0166367 (32nd Judicial District Court, Parish of Terrebonne, Louisiana); and Hogan v. British Petroleum Exploration & Production, Inc., et al., Case No. 2012-22995 (District Court, Harris County, Texas). In April 2012, Esponge was removed to the United States District Court for the Eastern District of Louisiana. In May 2012, Hogan was removed to the United States District Court for the Southern District of Texas. In June 2012, the Judicial Panel for Multidistrict Litigation transferred Hogan to the United States District Court for the Eastern District of Louisiana.

The complaint in Esponge generally alleges, among other things, that oil and dispersants have caused and will continue to cause plaintiffs to lose revenue and/or earning capacity. The remaining complaints generally allege, among other things, negligence and injury resulting from the use of COREXIT dispersant in connection with the Deepwater Horizon oil spill. The complaints seek unspecified compensatory and punitive damages, and attorneys' fees and costs. The Chatman case was voluntarily dismissed.

In January 2012, Nalco Company was named, along with other unaffiliated defendants, in Top Water Charters, LLC v. BP, P.L.C., et al., No. 0165708 (32nd Judicial District Court, Parish of Terrebonne, Louisiana). The complaint generally alleges, among other things, negligence and gross negligence relating to the Deepwater Horizon oil spill and use of chemical dispersants. The plaintiffs allege that the oil and dispersants have harmed their fishing charter businesses and seek unspecified compensatory damages, punitive damages and attorneys' fees and costs. In February 2012, Top Water Charters was removed to the United States District Court for the Eastern District of Louisiana.

In August and September 2012, Nalco Company was named, along with other unaffiliated defendants, in Doom v. BP Exploration & Production, et al., Case No. 12-cv-2048 (E.D. La.) and Kolian v. BP Exploration & Production, et al., Case No. 12-cv-2338 (E.D. La.). The complaints generally allege, among other things, negligence and strict liability relating to the Deepwater Horizon oil spill and use of chemical dispersants. The complaints seek unspecified compensatory and punitive damages.

All of the above-referenced cases pending against Nalco Company have been administratively transferred for pre-trial purposes to a judge in the United States District Court for the Eastern District of Louisiana with other related cases under In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico, on April 20, 2010, Civil Action No. 10-md-02179 (E.D. La.) ("MDL 2179"). Pursuant to orders issued by Judge Barbier in MDL 2179, the claims have been consolidated in several master complaints, including one naming Nalco Company and others who responded to the Gulf Oil Spill (known as the "B3 Bundle"). Plaintiffs are required by Judge Barbier to prepare a list designating previously-filed lawsuits that assert claims within the B3 Bundle regardless of whether the lawsuit named each defendant named in the B3 Bundle master complaint. Nalco Company has received a draft list from the plaintiffs' steering committee. The draft list identifies fifteen cases in the B3 Bundle, some of which are putative class actions. Six cases previously filed against Nalco Company are not included in the B3 Bundle.

Pursuant to orders issued by Judge Barbier in MDL 2179, claimants wishing to assert causes of action subject to one or more of the master complaints were permitted to do so by filing a short-form joinder. A short-form joinder is deemed to be an intervention into one or more of the master complaints in MDL 2179. The deadline for filing short form joinders was April 20, 2011. Of the individuals who have filed short form joinders that intervene in the B3 Bundle, Nalco Company has no reason to believe that these individuals are different from those covered by the putative class actions described above. These plaintiffs who have intervened in the B3 Bundle seek to recover damages for alleged personal injuries, medical monitoring and/or property damage related to the oil spill clean-up efforts.

On May 18, 2012, Nalco filed a motion for summary judgment against the claims in the "B3" Master Complaint, on the grounds that: (i) Plaintiffs' claims are preempted by the comprehensive oil spill response scheme set forth in the Clean Water Act and National Contingency Plan; and (ii) Nalco is entitled to derivative immunity from suit. On November 28, 2012, the Court granted Nalco's motion and dismissed with prejudice the claims in the "B3" Master Complaint asserted against Nalco. The Court held that such claims were preempted by the Clean Water Act and National Contingency Plan. Because claims in the "B3" Master Complaint remain pending against other defendants, the Court's decision is not a "final judgment" for purposes of appeal. Under Federal Rule of Appellate Procedure 4(a), plaintiffs will have 30 days after entry of final judgment to appeal the Court's decision.

On April 18, 2012, BP and the Plaintiffs' Steering Committee ("PSC") for MDL 2179 filed motions for preliminary approval of two proposed class action settlements: (1) a proposed Medical Benefits Class Action Settlement; and (2) a proposed Economic and Property Damages Class Action Settlement. Pursuant to the proposed settlements, class members agree to release claims against BP and other released parties, including Nalco Energy Services, LP, Nalco Holding Company, Nalco Finance Holdings LLC, Nalco Finance Holdings Inc., Nalco Holdings LLC and Nalco Company. Potential class members were permitted to opt-out of the settlements. The opt-out period closed November 1, 2012. The court permitted potential class members to revoke their opt-outs until the date final settlement approval was entered.

On May 2, 2012, the Court preliminarily approved the Medical Benefits Class Action Settlement and Economic and Property Damages Class Action Settlement. A hearing to consider the fairness, reasonableness and adequacy of the proposed settlements took place on November 8, 2012. On December 24, 2012, the Court granted final approval of the Economic and Property Damages Class Action Settlement. On January 11, 2013, the Court granted final approval of the Medical Benefits Class Action Settlement.

Nalco Company, the incident defendants and the other responder defendants have been named as third party defendants by Transocean Deepwater Drilling, Inc. and its affiliates (the "Transocean Entities") (In re the Complaint and Petition of Triton Asset Leasing GmbH, et al, MDL No. 2179, Civil Action 10-2771). In April and May 2011, the Transocean Entities, Cameron International Corporation, Halliburton Energy Services, Inc., M-I L.L.C., Weatherford U.S., L.P. and Weatherford International, Inc. (collectively, the "Cross Claimants") filed cross claims in MDL 2179 against Nalco Company and other unaffiliated cross defendants. The Cross Claimants generally allege, among other things, that if they are found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, they are entitled to indemnity or contribution from the cross defendants.

In April and June 2011, in support of its defense of the claims against it, Nalco Company filed counterclaims against the Cross Claimants. In its counterclaims, Nalco Company generally alleges that if it is found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, it is entitled to contribution or indemnity from the Cross Claimants.

Other Related Actions

In March 2011, Nalco Company was named, along with other unaffiliated defendants, in an amended complaint filed by an individual in the Circuit Court of Harrison County, Mississippi, Second Judicial District (Franks v. Sea Tow of South Miss, Inc., et al., Cause No. A2402-10-228 (Circuit Court of Harrison County, Mississippi)). The amended complaint generally asserts, among other things, negligence and strict product liability claims relating to the plaintiff's alleged exposure to chemical dispersants manufactured by Nalco Company. The plaintiff seeks unspecified compensatory damages, medical expenses, and attorneys' fees and costs.

In August 2012, Jambon Supplier, L.L.C. and Jambon Marine Holdings, L.L.C. ("Third-Party Plaintiffs"), petitioners-in-limitation in re of Jambon Supplier II, L.L.C., et al., Civil Action No. 12-426 (E.D. La.), filed a third-party complaint against Nalco and other, unaffiliated defendants (collectively, "Third-Party Defendants"). The third-party complaint generally alleges, among other things, that one of Third-Party Plaintiffs' employees filed a claim against them in the underlying limitation action. In his claim, he alleged that he was exposed to oil and dispersants while working as a crew member aboard Third-Party Plaintiffs' vessel during the Deepwater Horizon oil spill response. The third-party complaint asserts that if the employee suffered injuries as alleged, the Third-Party Defendants are strictly liable.

The company believes the claims asserted against Nalco Company are without merit and intends to defend these lawsuits vigorously. The company also believes that it has rights to contribution and/or indemnification (including legal expenses) from third parties. However, the company cannot predict the outcome of these lawsuits, the involvement it might have in these matters in the future, or the potential for future litigation.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

As part of the merger with Nalco, the company assumed sponsorship of the Nalco qualified and non-qualified pension and other postretirement benefit plans. The Nalco U.S. qualified pension plan merged into the Ecolab U.S. qualified pension plan effective December 31, 2012, and certain Nalco employees became eligible to participate in the merged plan.

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $110 million and $94 million at December 31, 2012 and 2011, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31.

Various international subsidiaries also have defined benefit pension plans. International plans are funded based on local country requirements. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company's international affiliates.

The company provides postretirement health care benefits to certain U.S. employees. The corresponding plans are contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement health care plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits are not significant.

The following table sets forth financial information related to the company's pension and postretirement health care plans:

MILLIONS	U.S. PENSION[(a)] 2012	U.S. PENSION[(a)] 2011	INTERNATIONAL PENSION 2012	INTERNATIONAL PENSION 2011	U.S. POSTRETIREMENT HEALTH CARE 2012	U.S. POSTRETIREMENT HEALTH CARE 2011
Accumulated Benefit Obligation, end of year	**$ 1,889.2**	$ 1,683.5	**$ 1,075.2**	$ 896.0	**$ 281.5**	$ 277.3
Projected Benefit Obligation						
Projected benefit obligation, beginning of year	**1,892.4**	1,154.7	**978.6**	579.4	**277.3**	159.4
Service cost	**50.5**	46.7	**29.6**	23.1	**5.1**	2.2
Interest	**89.3**	63.4	**48.3**	28.2	**12.9**	9.0
Participant contributions			**4.1**	3.7	**10.0**	4.4
Medicare subsidies received					**1.9**	0.7
Curtailments and settlements			**(4.8)**	(5.4)		
Plan amendments	**(24.8)**		**(8.3)**	(3.7)	**(1.8)**	0.1
Actuarial loss (gain)	**173.0**	128.9	**165.5**	(43.0)	**0.7**	(6.2)
Assumed through acquisitions		537.4	**6.9**	402.8		121.4
Benefits paid	**(75.3)**	(38.7)	**(35.2)**	(26.3)	**(24.6)**	(13.7)
Foreign currency translation			**(4.1)**	19.8		
Projected benefit obligation, end of year	**2,105.1**	1,892.4	**1,180.6**	978.6	**281.5**	277.3
Plan Assets						
Fair value of plan assets, beginning of year	**1,352.1**	988.9	**612.6**	318.5	**16.6**	19.6
Actual returns on plan assets	**174.0**	7.3	**57.3**	9.7	**1.9**	0.2
Company contributions	**182.7**	104.4	**52.5**	44.0	**19.7**	8.2
Participant contributions			**4.1**	3.7	**1.5**	2.3
Assumed through acquisitions		290.2		257.6		
Settlements			**(3.5)**	(4.3)		
Benefits paid	**(75.3)**	(38.7)	**(35.2)**	(26.3)	**(24.6)**	(13.7)
Foreign currency translation			**1.5**	9.7		
Fair value of plan assets, end of year	**1,633.5**	1,352.1	**689.3**	612.6	**15.1**	16.6
Funded Status, end of year	**(471.6)**	(540.3)	**(491.3)**	(366.0)	**(266.4)**	(260.7)
Amounts recognized in Consolidated Balance Sheet:						
Other assets			**7.0**	22.3		
Other current liabilities	**(9.8)**	(10.6)	**(13.1)**	(11.4)	**(7.4)**	(8.0)
Postretirement healthcare and pension benefits	**(461.8)**	(529.7)	**(485.2)**	(376.9)	**(259.0)**	(252.7)
Net liability	**(471.6)**	(540.3)	**(491.3)**	(366.0)	**(266.4)**	(260.7)
Amounts recognized in Accumulated Other Comprehensive Loss:						
Unrecognized net actuarial loss	**769.1**	690.4	**241.3**	102.8	**12.3**	12.9
Unrecognized net prior service costs (benefits)	**(54.5)**	(33.9)	**(7.1)**	(2.5)	**(1.5)**	0.3
Tax benefit	**(273.0)**	(251.7)	**(67.1)**	(30.8)	**(5.7)**	(6.2)
Accumulated other comprehensive loss, net of tax	**441.6**	404.8	**167.1**	69.5	**5.1**	7.0
Change in Accumulated Other Comprehensive Loss:						
Amortization of net actuarial loss (gain)	**(45.1)**	(31.8)	**(6.2)**	(8.1)	**(0.4)**	(0.2)
Amortization of prior service costs (benefits)	**4.2**	4.2	**(0.3)**	(0.1)	**(0.1)**	(0.1)
Current period net actuarial loss (gain)	**126.2**	222.2	**143.4**	(30.2)	**(0.1)**	(5.0)
Current period prior service costs (benefits)	**(24.8)**		**(4.3)**	(3.7)	**(1.8)**	0.1
Settlement	**(2.4)**					
Tax expense (benefit)	**(21.3)**	(72.4)	**(36.3)**	10.5	**0.5**	1.9
Foreign currency translation			**1.3**	6.6		
Other comprehensive loss (income)	**36.8**	122.2	**97.6**	(25.0)	**(1.9)**	(3.3)

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2013 are as follows:

MILLIONS	U.S. PENSION[(a)]	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial loss	$ 62.3	$ 11.1	$ 0.6
Net prior service costs/(benefits)	(6.9)	(0.5)	(0.3)
Total	$ 55.4	$ 10.6	$ 0.3

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of pension plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2012	2011
Aggregate projected benefit obligation	**$ 2,931.8**	$ 2,638.2
Accumulated benefit obligation	**2,635.0**	2,378.2
Fair value of plan assets	**1,972.1**	1,727.8

These plans include the U.S. non-qualified pension plans which are not funded, as well as the U.S. qualified pension plan. These plans also include various international pension plans, which are funded consistent with local practices and requirements.

Plan Assets

The fair value hierarchy of plan assets is determined by using a methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market that are accessible at the measurement date for identical assets or liabilities (Level 1). The second category is for values measured using other observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The third category is for fair value measurements based on significant unobservable inputs (Level 3).

Cash, and certain equity securities and fixed income (Level 1): Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

Real estate, insurance contracts, and certain equity securities and fixed income (Level 2): Valued based on inputs other than quoted prices that are observable for the securities.

Hedge funds and private equity (Level 3): Valued based on the net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available.

United States

The allocation and fair value of the company's U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS	
DECEMBER 31 (%)	**2012**	2011	**2012**	2011
Equity securities:				
Large cap equity	**34%**	34%	**36%**	38%
Small cap equity	**9**	9	**10**	10
International equity	**13**	13	**14**	12
Fixed income:				
Core fixed income	**18**	22	**19**	22
High-yield bonds	**5**	2	**5**	2
Emerging markets	**2**	-	**2**	-
Other:				
Real estate	**4**	4	**3**	4
Hedge funds	**9**	10	**8**	9
Private equity	**6**	6	**3**	3
Total	**100%**	100%	**100%**	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2012 LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	**$ 8.8**			**$ 8.8**
Equity securities:				
Large cap equity	**594.2**			**594.2**
Small cap equity	**159.9**			**159.9**
International equity	**223.7**			**223.7**
Fixed income:				
Core fixed income	**308.9**			**308.9**
High-yield bonds	**81.8**			**81.8**
Emerging markets	**32.6**			**32.6**
Other:				
Real estate		**$ 55.5**		**55.5**
Hedge funds			**$ 134.6**	**134.6**
Private equity			**48.2**	**48.2**
Other		**0.4**		**0.4**
Total	**$ 1,409.9**	**$ 55.9**	**$ 182.8**	**$ 1,648.6**

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011 LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity securities:				
Large cap equity	$ 525.1			525.1
Small cap equity	131.0			131.0
International equity	161.8			161.8
Fixed income:				
Core fixed income	303.5			303.5
High-yield bonds	21.0			21.0
Emerging markets	6.1			6.1
Other:				
Real estate		$ 49.4		49.4
Hedge funds			$ 127.1	127.1
Private equity			41.5	41.5
Other	1.7	0.5		2.2
Total	$ 1,150.2	$ 49.9	$ 168.6	$ 1,368.7

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Balance at December 31, 2010	$ 55.4	$ 10.6
Assumed through Nalco merger	25.9	21.0
Unrealized gains (losses)	(0.9)	2.7
Purchases, sales and settlements, net	46.7	7.2
Transfers in and/or out	-	-
Balance at December 31, 2011	$ 127.1	$ 41.5
Unrealized gains	**7.5**	**1.0**
Realized gains	**-**	**3.3**
Purchases, sales and settlements, net	**-**	**2.4**
Transfers in and/or out	**-**	**-**
Balance at December 31, 2012	**$ 134.6**	**$ 48.2**

The company is responsible for the valuation process and seeks to obtain quoted market prices for all securities. When quoted market prices are not available, a number of methodologies are used to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible. The company reviews the values generated by those models for reasonableness and, in some cases, further analyzes and researches values generated to ensure their accuracy, which includes reviewing other publicly available information.

The company's U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

The pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company has no significant concentration of risk in its U.S. plan assets.

International

The allocation of plan assets and fair value of the company's international plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS	
	2012	2011
DECEMBER 31 (%)		
Cash	**1%**	1%
Equity securities:		
International equity	**42**	41
Fixed income:		
Corporate bonds	**23**	22
Government bonds	**18**	20
Total fixed income	**41**	42
Other:		
Insurance contracts	**14**	15
Real estate	**2**	1
Other	**-**	-
Total	**100%**	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2012			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	**$ 8.0**			**$ 8.0**
Equity securities:				
International equity		**$ 288.8**		**288.8**
Fixed income:				
Corporate bonds	**5.2**	**150.7**		**155.9**
Government bonds	**8.1**	**117.4**		**125.5**
Other:				
Insurance contracts		**96.4**		**96.4**
Real estate		**10.7**		**10.7**
Other	**0.5**	**3.5**		**4.0**
Total	**$ 21.8**	**$ 667.5**		**$ 689.3**

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2011			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 6.7			$ 6.7
Equity securities:				
International equity		$ 248.0		248.0
Fixed income:				
Corporate bonds	10.9	126.1		137.0
Government bonds	17.1	102.3		119.4
Other:				
Insurance contracts		92.5		92.5
Real estate		9.0		9.0
Total	$ 34.7	$ 577.9		$ 612.6

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no investments that are level 3 in its international plan assets. The company has no significant concentration of risk in its international plan assets. During fiscal year 2012, the company reviewed the hierarchy classification of international pension assets. The company determined certain investments previously classified as level 1 assets had valuation characteristics more consistent with level 2 assets. These investments are primarily funds invested in traded securities. The 2011 hierarchy classification of these investments has been revised to correct the presentation. There were no transfers from level 1 or 2 to level 3 during the fiscal years ended December 31, 2012 and 2011.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company's operations are as follows:

MILLIONS	U.S. PENSION[(a)] 2012	2011	2010	INTERNATIONAL PENSION 2012	2011	2010	U.S. POSTRETIREMENT HEALTH CARE 2012	2011	2010
Service cost - employee benefits earned during the year	**$ 50.5**	$ 46.7	$ 50.6	**$ 29.6**	$ 23.1	$ 18.9	**$ 5.1**	$ 2.2	$ 2.0
Interest cost on benefit obligation	**89.3**	63.4	62.6	**48.3**	28.2	26.7	**12.9**	9.0	8.8
Expected return on plan assets	**(127.1)**	(100.6)	(90.1)	**(42.3)**	(22.5)	(17.0)	**(1.2)**	(1.4)	(1.5)
Recognition of net actuarial loss	**45.1**	31.8	24.7	**3.9**	5.7	4.0	**0.4**	0.2	0.2
Amortization of prior service cost (benefit)	**(4.2)**	(4.2)	0.5	**0.2**	0.1	0.4	**0.1**	0.1	(0.4)
Settlements/Curtailments	**2.4**	-	0.3	**1.6**	1.3	0.1	**-**	-	-
Total expense	**$ 56.0**	$ 37.1	$ 48.6	**$ 41.3**	$ 35.9	$ 33.1	**$ 17.3**	$ 10.1	$ 9.1

(a) Includes qualified and non-qualified plans

Plan Assumptions

PERCENT	U.S. PENSION[(a)] 2012	2011	2010	INTERNATIONAL PENSION 2012	2011	2010	U.S. POSTRETIREMENT HEALTH CARE 2012	2011	2010
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:									
Discount rate	**4.14%**	4.86%	5.41%	**4.04%**	5.02%	4.62%	**3.95%**	4.80%	5.41%
Projected salary increase	**4.32**	4.08	4.32	**2.74**	2.98	3.40			
Weighted-average actuarial assumptions used to determine net cost:									
Discount rate	**4.85**	5.23	5.84	**5.66**	4.26	5.21	**4.80**	5.34	5.84
Expected return on plan assets	**8.25**	8.44	8.50	**6.87**	6.37	6.22	**8.25**	8.50	8.50
Projected salary increase	**4.08**	4.07	4.32	**3.59**	3.62	3.38			

(a) Includes qualified and non-qualified plans

The discount rate assumptions for the U.S. plans are developed using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturities ranging from six months to thirty years. A discount rate is estimated for the U.S. plans and is based on the durations of the underlying plans.

The expected long-term rate of return used for the U.S. plans is generally based on the pension plan's asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns.

The expected long-term rate of return used in the company's international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment. The other assumptions used to measure the international pension obligations, including discount rate, vary by country based on specific local requirements and information. As previously noted, the measurement date for these plans is November 30.

For postretirement benefit measurement purposes as of December 31, 2012, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5%. The rates were assumed to decrease each year until they reach 5% in 2019 and remain at those levels thereafter. Health care costs for certain employees which are eligible for subsidy by the company are limited by a cap on the subsidy.

Assumed health care cost trend rates have an effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

MILLIONS	1-PERCENTAGE POINT INCREASE	DECREASE
Effect on total of service and interest cost components	$ (0.1)	$ 0.1
Effect on postretirement benefit obligation	2.3	(2.9)

Multiemployer Plan

The company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers certain of its union-represented employees. Participation in the multiemployer pension plan is not considered significant to the company as a whole. The risks of participating in a multiemployer plan are different from single-employer pension plans such that assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The company contributed $0.5 million during 2012, $0.4 million during 2011 and $0.5 million during 2010 to its multiemployer defined benefit pension plan. If the company chooses to stop participating in the multiemployer plan, the company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. During the fourth quarter of 2012 the company determined that a withdrawal from the multiemployer plan was probable and recorded an estimated liability of $4.7 million.

Cash Flows

As of year-end 2012, the company's estimate of benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the company's pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2013	$ 169	$ 2
2014	170	2
2015	171	-
2016	184	-
2017	200	-
2018-2022	1,075	-

Depending on plan funding levels, the U.S. defined benefit qualified pension plan provides certain terminating participants with an option to receive their pension benefits in the form of lump sum payments. This option resulted in a settlement charge of $2.4 million, recorded in special (gains) and charges in the fourth quarter of 2012.

The company is currently in compliance with all funding requirements of its U.S. pension and postretirement health care plans.

Based on plan asset values as of December 31, 2011, the company was required to make contributions of $38 million to its Nalco U.S. pension plan during 2012. During 2012, a total of $180 million was funded to the Nalco U.S. pension plan. In the first quarter of 2011, the company made a $100 million voluntary contribution to its Ecolab U.S. pension plan.

The company's funding policy for the U.S. pension plan is to maintain an asset balance that meets the long-term funding requirements identified by the projections of the pension plan's actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan, ESOP and Profit Sharing

Legacy Ecolab

The company provides a 401(k) savings plan for substantially all legacy Ecolab U.S. employees. A new plan benefiting active employees accruing a final average pay or legacy cash balance pension benefit was spun off from the Ecolab 401(k) plan as of January 1, 2013. Under this plan, employee 401(k) contributions of up to 3% of eligible compensation are matched 100% by the company and employee 401(k) contributions over 3% and up to 5% of eligible compensation are matched 50% by the company. All other active legacy Ecolab U.S. employees remain in the Ecolab 401(k) plan but will receive a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation. The company's matching contributions are 100% vested immediately. The company's matching contribution expense amounted to $26 million in 2012, $24 million in 2011 and $23 million in 2010.

Legacy Nalco

The company sponsors a defined contribution profit sharing and savings plan for most legacy Nalco U.S. employees. Under the legacy Nalco plan, annual profit sharing contributions are made to the accounts of participating employees that vary based on the company's financial performance. Profit sharing and 401(k) matching contribution expenses during 2012 were $13 million and $17 million, respectively. Profit sharing and 401(k) matching contribution expenses from December 1, 2011 through the end of 2011 were $2 million and $1 million, respectively. The company had a payable to the plan of $14 million at December 31, 2012, primarily related to profit sharing, which will be paid during 2013.

Profit sharing contributions will no longer be made for plan years after December 31, 2012. Prior to January 1, 2013, the legacy Nalco plan provided for matching contributions of up to 4% of eligible compensation for employees who elect to contribute to 401(k) accounts. Beginning January 1, 2013, eligible legacy Nalco employees will receive a 100% match on 401(k) contributions of up to 4% of eligible compensation and a 50% match on 401(k) contributions of over 4% and up to 8% of eligible compensation.

16. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Effective with the Nalco merger, the company added Nalco's three legacy operating units (Water Services, Paper Services and Energy Services) as additional reportable segments to the merged company's reporting structure.

Beginning in the first quarter of 2012, the Water Services, Paper Services and Energy Services reportable segments were renamed as the Global Water, Global Paper and Global Energy reportable segments, respectively. With the exception of the water treatment related business change discussed below, the underlying structure of the Global Water, Global Paper and Global Energy segments remains the same as 2011.

Beginning in the first quarter of 2012, the International reportable segment was renamed as the International Cleaning, Sanitizing & Other Services reportable segment. With the exception of the water treatment related business change discussed below, the underlying structure of the International Cleaning, Sanitizing & Other Services segment remains the same as 2011.

Beginning in the first quarter of 2012, due to changes in how the company internally manages and reports results within its legacy Ecolab Food & Beverage and Asia Pacific operating units, certain water treatment related businesses were moved from the U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services reportable segments to the Global Water reportable segment. The movement of these businesses did not significantly impact year-over-year comparability; therefore, prior year reported segment information has not been restated to reflect this change.

The profitability of the company's operating units is evaluated by management based on operating income. The company has no intersegment revenues. The company's fourteen operating units are aggregated into six reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services, International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy.

U.S. Cleaning & Sanitizing - This reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Healthcare and Textile Care operating units. Prior to its disposition in the fourth quarter of 2012, the Vehicle Care operating unit was also part of U.S. Cleaning & Sanitizing reportable segment. These operating units exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

U.S. Other Services - This reportable segment includes all other U.S. operations of the legacy Ecolab company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and Equipment Care operating units, respectively. These two operating units are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company's U.S. Cleaning & Sanitizing reportable segment. These operating units are combined and disclosed as an "all other" category.

International Cleaning, Sanitizing & Other Services - This reportable segment includes four regional operating units from the legacy Ecolab company: EMEA, Asia Pacific, Latin America and Canada. These operating units provide cleaning and sanitizing products as well as pest elimination service. Legacy Ecolab International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

Global Water - This reportable segment utilizes technologically advanced solutions, chemical products and equipment to provide integrated global water treatment and process improvement offerings for industrial and institutional markets.

Global Paper - This reportable segment serves the process chemicals and water treatment needs of the global pulp and paper industry through the use of technologically advanced solutions, chemical products and equipment.

Global Energy - This reportable segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Corporate - Consistent with the company's internal management reporting, the Corporate segment includes amortization specifically from the Nalco merger intangible assets, merger integration costs and investments the company is making in business systems and structure. The Corporate segment also includes special (gains) and charges reported on the Consolidated Statement of Income.

Operating Segment Information

The company evaluates the performance of its international operations within its International Cleaning, Sanitizing & Other Services, Global Water, Global Paper and Global Energy reportable segments based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as "effect of foreign currency translation" in the following tables. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2.

The following tables present net sales and operating income (loss) by reportable segment.

	Net Sales			Operating Income (Loss)		
MILLIONS	2012	2011	2010	2012	2011	2010
U.S. Cleaning & Sanitizing	**$ 2,992.9**	$ 2,930.3	$ 2,721.9	**$ 651.4**	$ 556.7	$ 513.9
U.S. Other Services	**474.6**	457.1	448.5	**70.8**	69.7	71.4
Int'l Cleaning, Sanitizing & Other Services	**3,175.8**	3,075.1	2,899.4	**340.8**	285.8	254.5
Global Water	**2,087.4**	67.2	-	**235.9**	11.0	-
Global Paper	**805.4**	33.9	-	**86.3**	6.2	-
Global Energy	**2,268.0**	92.3	-	**360.1**	17.7	-
Corporate	**-**	(29.6)	-	**(459.9)**	(211.6)	(30.5)
Subtotal at fixed currency	**11,804.1**	6,626.3	6,069.8	**1,285.4**	735.5	809.3
Effect of foreign currency translation	**34.6**	172.2	19.9	**3.9**	18.3	(2.5)
Consolidated	**$11,838.7**	$ 6,798.5	$ 6,089.7	**$ 1,289.3**	$ 753.8	$ 806.8

The following tables present the company's depreciation and amortization, capital expenditures (including capitalized software expenditures) and total assets by reportable segment. The Global Water, Global Paper and Global Energy amounts are presented in total as discretely identifiable amounts by reportable segment are not identifiable and are not produced internally. Corporate assets are principally cash and cash equivalents and deferred taxes. All amounts presented are measured in public exchange rates.

	Depreciation & Amortization			Capital Expenditures (Including Capitalized Software)			Total Assets	
(MILLIONS)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011
U.S. Cleaning & Sanitizing	**$ 202.7**	$ 199.8	$ 184.3	**$ 214.2**	$ 163.4	$ 148.7	**$ 2,146.0**	$ 2,270.7
U.S. Other Services	**5.4**	5.3	5.4	**8.1**	4.5	2.5	**162.2**	154.2
Int'l Cleaning, Sanitizing & Other Services	**167.9**	174.0	158.2	**168.5**	176.3	146.5	**2,634.6**	2,607.9
Global Water, Paper & Energy	**154.8**	5.6	-	**216.7**	21.8	-	**11,215.4**	11,082.4
Corporate	**183.7**	11.0	-	**-**	-	-	**1,414.1**	2,069.5
Consolidated	**$ 714.5**	$ 395.7	$ 347.9	**$ 607.5**	$ 366.0	$ 297.7	**$ 17,572.3**	$ 18,184.7

The company had two classes of products within its U.S. Cleaning & Sanitizing and International Cleaning, Sanitizing & Other Services operations which comprised 10% or more of consolidated net sales in any of the last three years. Sales of warewashing products were approximately 11% of consolidated net sales in 2012, approximately 18% of consolidated net sales in 2011, and approximately 19% in 2010. Sales of laundry products were approximately 10% of consolidated net sales in 2011 and 2010.

The vast majority of the company's revenue is driven by the sale of its chemical products, with any corresponding service considered incidental to the product sale. The company has two operating segments (Pest Elimination and Equipment Care) within which the underlying revenue driver is fee for service as opposed to chemical products. Total service revenue at public exchange rates for the Pest Elimination and Equipment Care operating units within the company's operating segments is shown below. All other service based revenue is insignificant.

	Service Revenue		
(MILLIONS)	**2012**	2011	2010
U.S. Other Services	**$ 401.1**	$ 384.5	$ 379.0
Int'l Cleaning, Sanitizing & Other Services	**212.1**	202.4	183.0

Geographic Information

Net sales and long-lived assets at public exchange rates by geographic region are as follows:

	Net Sales			Long-Lived Assets, net	
(MILLIONS)	**2012**	2011	2010	**2012**	2011
United States	**$ 5,865.3**	$ 3,551.2	$ 3,170.4	**$ 7,100.3**	$ 7,202.8
EMEA	**3,027.9**	1,955.5	1,843.2	**1,908.4**	1,990.6
Asia Pacific	**1,586.8**	721.4	575.7	**2,377.1**	2,339.6
Latin America	**849.7**	321.2	272.5	**714.3**	687.4
Canada	**509.0**	249.2	227.9	**580.2**	568.3
Consolidated	**$ 11,838.7**	$ 6,798.5	$ 6,089.7	**$ 12,680.3**	$ 12,788.7

Net sales by geographic region were determined based on origin of sale. Geographic data for long-lived assets is based on physical location of those assets.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2012					
Net sales	**$ 2,810.9**	**$ 2,958.7**	**$ 3,023.3**	**$ 3,045.8**	**$ 11,838.7**
Cost of sales (including special charges of $76.0, $3.1, $3.2 and $11.6 in Q1, Q2, Q3 and Q4, respectively)	**1,614.0**	**1,608.9**	**1,616.4**	**1,644.2**	**6,483.5**
Selling, general and administrative expenses	**989.7**	**981.7**	**977.7**	**971.1**	**3,920.2**
Special (gains) and charges	**41.4**	**41.6**	**28.0**	**34.7**	**145.7**
Operating income	**165.8**	**326.5**	**401.2**	**395.8**	**1,289.3**
Interest expense, net (including special charges of $18.2 and $1.1 in Q1 and Q4, respectively)	**86.1**	**63.9**	**64.2**	**62.5**	**276.7**
Income before income taxes	**79.7**	**262.6**	**337.0**	**333.3**	**1,012.6**
Provision for income taxes	**35.6**	**79.2**	**97.7**	**98.8**	**311.3**
Net income including noncontrolling interest	**44.1**	**183.4**	**239.3**	**234.5**	**701.3**
Less: Net income attributable to noncontrolling interest (including special charges of $4.5 in Q1)	**(5.6)**	**(1.1)**	**1.3**	**3.1**	**(2.3)**
Net income attributable to Ecolab	**$ 49.7**	**$ 184.5**	**$ 238.0**	**$ 231.4**	**$ 703.6**
Earnings attributable to Ecolab per common share					
Basic	**$ 0.17**	**$ 0.63**	**$ 0.81**	**$ 0.79**	**$ 2.41**
Diluted	**$ 0.17**	**$ 0.62**	**$ 0.80**	**$ 0.77**	**$ 2.35**
Weighted-average common shares outstanding					
Basic	**291.5**	**291.9**	**292.7**	**293.8**	**292.5**
Diluted	**297.9**	**298.2**	**298.6**	**299.9**	**298.9**
2011					
Net sales (including special charges of $29.6 in Q4)	$ 1,518.3	$ 1,698.8	$ 1,736.1	$ 1,845.3	$ 6,798.5
Cost of sales (including special charges of $0.8, $4.5 and $3.6 in Q1, Q3 and Q4, respectively)	770.4	860.8	877.9	966.5	3,475.6
Selling, general and administrative expenses	581.6	609.6	595.3	651.6	2,438.1
Special (gains) and charges	14.6	30.1	23.3	63.0	131.0
Operating income	151.7	198.3	239.6	164.2	753.8
Interest expense, net (including special charges of $1.5 in Q4)	13.5	13.1	13.2	34.4	74.2
Income before income taxes	138.2	185.2	226.4	129.8	679.6
Provision for income taxes	44.4	59.0	71.9	41.0	216.3
Net income including noncontrolling interest	93.8	126.2	154.5	88.8	463.3
Less: Net income attributable to noncontrolling interest	0.2	0.3	0.2	0.1	0.8
Net income attributable to Ecolab	$ 93.6	$ 125.9	$ 154.3	$ 88.7	$ 462.5
Earnings attributable to Ecolab per common share					
Basic	$ 0.40	$ 0.54	$ 0.67	$ 0.35	$ 1.95
Diluted	$ 0.40	$ 0.53	$ 0.65	$ 0.34	$ 1.91
Weighted-average common shares outstanding					
Basic	232.0	231.6	231.9	252.2	236.9
Diluted	235.9	236.1	236.1	257.5	242.1

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

Management's Responsibility for Financial Statements

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains internal control over financial reporting. The Audit Committee recommends to the Board of Directors the appointment of the company's independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control - Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2012.

On December 1, 2011, Nalco Holding Company merged into a wholly-owned subsidiary of the company. See Note 4 to the Consolidated Financial Statements for additional information. The legacy Nalco businesses have been included in management's assessment of internal controls over financial reporting as of December 31, 2012.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2012 as stated in their report which is included herein.





Douglas M. Baker, Jr.
Chairman and Chief Executive Officer

Daniel J. Schmechel
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 26, 2013

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	**2012**	2011	2010	2009
OPERATIONS				
Net sales				
United States (including special (gains) and charges[1])	**$ 5,865.3**	$ 3,551.2	$ 3,170.4	$ 3,112.7
International (at average rates of currency exchange)	**5,973.4**	3,247.3	2,919.3	2,787.9
Total	**11,838.7**	6,798.5	6,089.7	5,900.6
Cost of sales (including special (gains) and charges[2])	**6,483.5**	3,475.6	3,013.8	2,978.0
Selling, general and administrative expenses	**3,920.2**	2,438.1	2,261.6	2,174.2
Special (gains) and charges	**145.7**	131.0	7.5	67.1
Operating income	**1,289.3**	753.8	806.8	681.3
Gain on sale of equity investment				
Interest expense, net (including special (gains) and charges[3])	**276.7**	74.2	59.1	61.2
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	**1,012.6**	679.6	747.7	620.1
Provision for income taxes	**311.3**	216.3	216.6	201.4
Income from continuing operations	**701.3**	463.3	531.1	418.7
Gain from discontinued operations				
Changes in accounting principle				
Net income including noncontrolling interest	**701.3**	463.3	531.1	418.7
Less: Net income attributable to noncontrolling interest (including special (gains) and charges[4])	**(2.3)**	0.8	0.8	1.4
Net income attributable to Ecolab	**$ 703.6**	$ 462.5	$ 530.3	$ 417.3
Earnings per share, as reported (GAAP)				
Diluted - continuing operations	**$ 2.35**	$ 1.91	$ 2.23	$ 1.74
Diluted - net income	**2.35**	1.91	2.23	1.74
Earnings per share, as adjusted (Non-GAAP)[5]				
Diluted - continuing operations	**2.98**	2.54	2.23	1.99
Diluted - net income	**$ 2.98**	$ 2.54	$ 2.23	$ 1.99
Weighted-average common shares outstanding - basic	**292.5**	236.9	233.4	236.7
Weighted-average common shares outstanding - diluted	**298.9**	242.1	237.6	239.9
SELECTED INCOME STATEMENT RATIOS				
Gross profit	**45.2%**	48.9%	50.5%	49.5%
Selling, general and administrative expenses	**33.1**	35.9	37.1	36.8
Operating income	**10.9**	11.1	13.2	11.5
Income from continuing operations before income taxes	**8.6**	10.0	12.3	10.5
Income from continuing operations	**5.9**	6.8	8.7	7.1
Effective income tax rate	**30.7%**	31.8%	29.0%	32.5%
FINANCIAL POSITION				
Current assets	**$ 4,892.0**	$ 5,396.0	$ 1,869.9	$ 1,814.2
Property, plant and equipment, net	**2,409.1**	2,295.4	1,148.3	1,176.2
Goodwill, intangible and other assets	**10,271.2**	10,493.3	1,854.0	2,030.5
Total assets	**$ 17,572.3**	$ 18,184.7	$ 4,872.2	$ 5,020.9
Current liabilities	**$ 3,052.7**	$ 3,166.3	$ 1,324.8	$ 1,250.2
Long-term debt	**5,736.1**	6,613.2	656.4	868.8
Postretirement health care and pension benefits	**1,220.5**	1,173.4	565.8	603.7
Other liabilities	**1,402.9**	1,490.7	192.2	288.6
Total liabilities	**11,412.2**	12,443.6	2,739.2	3,011.3
Ecolab shareholders' equity	**6,077.0**	5,666.7	2,129.2	2,000.9
Noncontrolling interest	**83.1**	74.4	3.8	8.7
Total equity	**6,160.1**	5,741.1	2,133.0	2,009.6
Total liabilities and equity	**$ 17,572.3**	$ 18,184.7	$ 4,872.2	$ 5,020.9
SELECTED CASH FLOW INFORMATION				
Cash provided by operating activities	**$ 1,203.0**	$ 685.5	$ 950.4	$ 695.0
Depreciation and amortization	**714.5**	395.7	347.9	334.3
Capital expenditures	**574.5**	341.7	260.5	252.5
Cash dividends declared per common share	**$ 0.8300**	$ 0.7250	$ 0.6400	$ 0.5750
SELECTED FINANCIAL MEASURES/OTHER				
Total debt	**$ 6,541.9**	$ 7,636.2	$ 845.6	$ 967.3
Total debt to capitalization	**51.5%**	57.1%	28.4%	32.5%
Book value per common share	**$ 20.62**	$ 19.41	$ 9.16	$ 8.46
Return on beginning equity	**12.2%**	21.7%	26.5%	26.6%
Dividends per share/diluted earnings per common share	**35.3%**	38.0%	28.7%	33.1%
Net interest coverage	**4.7**	10.2	13.7	11.1
Year end market capitalization	**$ 21,190.5**	$ 16,879.0	$ 11,723.3	$ 10,547.4
Annual common stock price range	**$ 72.79-57.44**	$ 58.13-43.81	$ 52.46-40.66	$ 47.88-29.27
Number of employees	**40,860**	40,200	26,494	25,931

On December 1, 2011, the company completed its merger with Nalco, which significantly impacts the comparability of certain 2012 and 2011 financial data against prior years. Results for 2004 through 2000 have been restated to reflect the effect of retroactive application of ASC 718 *Compensation - Stock Compensation*. [1] U.S. Net sales includes special charges of $29.6 in 2011. [2] Cost of sales includes special charges of $93.9 in 2012, $8.9 in 2011, $12.6 in 2009, ($0.1) in 2004, ($0.1) in 2003 and $9.0 in 2002.

2008	2007	2006	2005	2004	2003	2002
$ 3,130.1	$ 2,801.3	$ 2,562.8	$ 2,327.4	$ 2,135.7	$ 2,014.8	$ 1,923.5
3,007.4	2,668.3	2,333.0	2,207.4	2,049.3	1,747.0	1,480.1
6,137.5	5,469.6	4,895.8	4,534.8	4,185.0	3,761.8	3,403.6
3,141.6	2,691.7	2,416.1	2,248.8	2,033.5	1,846.6	1,688.7
2,257.2	2,089.2	1,866.7	1,743.0	1,656.1	1,458.7	1,302.9
25.9	19.7			4.5	0.4	37.0
712.8	669.0	613.0	543.0	490.9	456.1	375.0
					11.1	
61.6	51.0	44.4	44.2	45.3	45.3	43.9
651.2	618.0	568.6	498.8	445.6	421.9	331.1
202.8	189.1	198.6	178.7	161.9	160.2	131.3
448.4	428.9	370.0	320.1	283.7	261.7	199.8
						1.9
						(4.0)
448.4	428.9	370.0	320.1	283.7	261.7	197.7
0.3	1.7	1.4	0.6	1.0	1.1	1.4
$ 448.1	$ 427.2	$ 368.6	$ 319.5	$ 282.7	$ 260.6	$ 196.3
$ 1.80	$ 1.70	$ 1.43	$ 1.23	$ 1.09	$ 0.99	$ 0.76
1.80	1.70	1.43	1.23	1.09	0.99	0.75
1.86	1.66	1.43	1.24	1.09	0.96	0.88
$ 1.86	$ 1.66	$ 1.43	$ 1.24	$ 1.09	$ 0.96	$ 0.87
245.4	246.8	252.1	255.7	257.6	259.5	258.2
249.3	251.8	257.1	260.1	260.4	262.7	261.6
48.8%	50.8%	50.7%	50.4%	51.4%	50.9%	50.4%
36.8	38.2	38.1	38.4	39.6	38.8	38.3
11.6	12.2	12.5	12.0	11.7	12.1	11.0
10.6	11.3	11.6	11.0	10.6	11.2	9.7
7.3	7.8	7.6	7.1	6.8	7.0	5.9
31.1%	30.6%	34.9%	35.8%	36.3%	38.0%	39.7%
$ 1,691.1	$ 1,717.3	$ 1,853.6	$ 1,421.7	$ 1,279.1	$ 1,150.3	$ 1,015.9
1,135.2	1,083.4	951.6	868.0	867.0	769.1	716.1
1,930.6	1,922.1	1,614.2	1,506.9	1,570.1	1,309.5	1,133.9
$ 4,756.9	$ 4,722.8	$ 4,419.4	$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9
$ 1,441.9	$ 1,518.3	$ 1,502.8	$ 1,119.4	$ 939.6	$ 851.9	$ 853.8
799.3	599.9	557.1	519.4	645.5	604.4	539.7
680.2	418.5	420.2	302.0	270.9	249.9	207.6
256.5	243.2	252.7	201.7	257.3	195.9	140.5
3,177.9	2,779.9	2,732.9	2,142.5	2,113.3	1,902.1	1,741.6
1,571.6	1,935.7	1,680.2	1,649.2	1,598.1	1,321.1	1,119.8
7.4	7.2	6.4	4.9	4.8	5.7	4.5
1,579.0	1,942.9	1,686.6	1,654.1	1,602.9	1,326.8	1,124.3
$ 4,756.9	$ 4,722.8	$ 4,419.4	$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9
$ 753.2	$ 797.6	$ 627.6	$ 590.1	$ 570.9	$ 523.9	$ 412.7
334.7	291.9	268.6	256.9	247.0	228.1	220.6
326.7	306.5	287.9	268.8	275.9	212.0	212.8
$ 0.5300	$ 0.4750	$ 0.4150	$ 0.3625	$ 0.3275	$ 0.2975	$ 0.2750
$ 1,138.2	$ 1,003.4	$ 1,066.1	$ 746.3	$ 701.6	$ 674.6	$ 699.8
41.9%	34.1%	38.7%	31.1%	30.4%	33.7%	38.4%
$ 6.65	$ 7.84	$ 6.69	$ 6.49	$ 6.21	$ 5.13	$ 4.31
23.1%	25.4%	22.4%	20.0%	21.4%	23.3%	21.9%
29.4%	27.9%	29.0%	29.5%	30.0%	30.1%	36.7%
11.6	13.1	13.8	12.3	10.8	10.1	8.5
$ 8,301.7	$ 12,639.9	$ 11,360.4	$ 9,217.8	$ 9,047.5	$ 7,045.5	$ 6,432.0
$ 52.35-29.56	$ 53.78-37.01	$ 46.40-33.64	$ 37.15-30.68	$ 35.59-26.12	$ 27.92-23.08	$ 25.20-18.27
26,568	26,052	23,130	22,404	21,338	20,826	20,417

[1] Interest expense, net includes special charges of $19.3 in 2012 and $1.5 in 2011. [2] Net income attributable to noncontrolling interest includes special charges of $4.5 in 2012.
[3] Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special (gains) and charges, discrete tax items and for 2011, post merger legacy Nalco activity.
All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.

Annual Meeting
Ecolab's annual meeting of stockholders will be held on Thursday, May 2, 2013, at 10 a.m. in the Auditorium of the Landmark Center, 75 West 5th Street, St. Paul, MN 55102.

Common Stock
Stock trading symbol ECL. Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE). Ecolab stock is also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

Ecolab common stock is included in the S&P 500 Materials sector of the Global Industry Classification Standard.

As of February 1, 2013, Ecolab had 7,394 shareholders of record. The closing stock price on the NYSE on February 1, 2013, was $73.87 per share.

Dividend Policy
Ecolab has paid common stock dividends for 76 consecutive years. Quarterly cash dividends are typically paid on or around the 15th of January, April, July and October.

Dividend Reinvestment Plan
Stockholders of record may elect to reinvest their dividends. Plan participants may also elect to purchase Ecolab common stock through this service.

To enroll in the plan, stockholders may contact the plan sponsor, Computershare, for a brochure and enrollment form.

Governance
Disclosures concerning our board of directors' policies, governance principles and corporate ethics practices, including our Code of Conduct, are available online at www.ecolab.com/investors/corporate-governance.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

Investor Inquiries
Securities analysts, portfolio managers and representatives of financial institutions should contact:

Ecolab Investor Relations
370 Wabasha Street North
St. Paul, MN 55102
Phone: 651.293.2545
Fax: 651.225.3123

Investment Performance
The following chart assumes investment of $100 in Ecolab Common Stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Materials Index on January 1, 2008, and daily reinvestment of all dividends.


150
100
50
0
DOLLARS
12/31/07
12/31/08
12/31/09
Ecolab Inc.
S&P 500 Index
Peer Group Index

In 2012, Ecolab began utilizing competitive data from a comparison group of 23 companies* (the "Peer Group") for purposes of benchmarking compensation for certain executives. Therefore, going forward, to provide a more relevant industry comparison, Ecolab will present a total return calculation for this composite Peer Group Index in lieu of a total return calculation for the S&P 500 Materials Index. Further information regarding the self-selected Peer Group can be found below and in Ecolab's proxy statement for 2013.

*Peer Group Companies:

3M Co	Eastman Chemical Co
Agrium Inc.	Halliburton Co
Air Products and Chemicals Inc.	International Paper Co
Airgas Inc.	Monsanto Co
Ashland Inc	Mosaic Company
Baker Hughes Inc	National Oilwell Varco Inc
Cameron International Corp	Potash Corporation of Saskatchewan Inc
Celanese Corp	PPG Industries Inc.
CF Industries Holdings Inc	Praxair Inc.
Danaher Corp	Schlumberger Ltd
E. I. du Pont de Nemours and Co	Sealed Air Corp
	Sherwin-Williams Co

Investor Resources
SEC Filings: Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge. These documents may be obtained on our website at www.ecolab.com/investor promptly after such reports are filed with, or furnished to, the SEC, or by contacting:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102
Email: investor.info@ecolab.com

Transfer Agent, Registrar and Dividend Paying Agent
Stockholders of record may contact the transfer agent, Computershare Trust Company, N.A., to request assistance with a change of address, transfer of share ownership, replacement of lost stock certificates, dividend payment or tax reporting issues. If your Ecolab stock is held in a bank or brokerage account, please contact your bank or broker for assistance.

Courier Address:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

General Correspondence and Dividend Reinvestment Plan Correspondence:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Website: www.computershare.com/ecolab or use the online form at www-us.computershare.com/investor/contact/enquiry

Telephone:
312.360.5203; or 1.800.322.8325

Hearing Impaired: 312.588.4110

Computershare provides telephone assistance to stockholders Monday through Friday from 8 a.m. to 6 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

Reduce, Re-use, Recycle
If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance with consolidating any duplicate accounts.

All product names appearing in the text of this Annual Report are the trademarks, brand names, service marks or copyrights of Ecolab USA Inc. or affiliated Ecolab group companies.

BOARD OF DIRECTORS

Douglas M. Baker, Jr.
Chairman of the Board and Chief Executive Officer, Ecolab Inc., Director since 2004

Barbara J. Beck
Chief Executive Officer, Learning Care Group Inc. (early education/child care provider), Director since 2008, Finance and Safety, Health and Environment Committees

Leslie S. Biller
Chairman of the Board, Sterling Financial Corporation (bank holding company), Director since 1997, Compensation and Finance* Committees

Jerry A. Grundhofer
Chairman of the Board, Santander Holdings USA, Inc. and Chairman Emeritus and retired Chairman of the Board, US Bancorp (financial services), Director since 1999, Compensation* and Finance Committees

Arthur J. Higgins
Consultant, Blackstone Healthcare Partners of The Blackstone Group (asset management and advisory firm), Director since 2010, Compensation and Governance Committees

Joel W. Johnson
Retired Chairman and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit* and Governance Committees

Michael Larson
Chief Investment Officer to William H. Gates III and Business Manager of Cascade Investment L.L.C., Director since February 2012, Finance and Safety, Health and Environment Committees

Jerry W. Levin
Chairman and Chief Executive Officer, Wilton Brands Inc. (consumer products), Director since 1992, Compensation and Governance Committees and Lead Director

Robert L. Lumpkins
Chairman of the Board, The Mosaic Company (crop and animal nutrition products and services), Director since 1999, Audit and Safety, Health and Environment* Committees

C. Scott O'Hara
Former Executive Vice President, H.J. Heinz Company (food products), Director since 2009, Finance and Safety, Health and Environment Committees

Victoria J. Reich
Former Senior Vice President and Chief Financial Officer, United Stationers Inc. (wholesale distributor of business products), Director since 2009, Audit and Safety, Health and Environment Committees

Daniel S. Sanders
Retired President of ExxonMobil Chemical Company and Vice President of ExxonMobil Corporation (oil, natural gas and chemicals producer), Director since 2011, Audit and Governance* Committees

Mary M. VanDeWeghe
Chief Executive Officer and President, Forte Consulting (business consulting) and Professor at Georgetown University McDonough School of Business, Director since 2011, Audit and Finance Committees

John J. Zillmer
Retired President and Chief Executive Officer, Univar Inc. (industrial chemicals and related specialty services), Director since 2006, Compensation and Governance Committees

*Denotes committee chair

COMMUNICATION WITH DIRECTORS

Stakeholders and other interested parties, including our investors and employees, with substantive matters requiring the attention of our board (e.g., governance issues or potential accounting, control or auditing irregularities) may use the contact information for our board located on our website at www.ecolab.com/investors/corporate-governance.

In addition to online communication, interested parties may direct correspondence to our board at:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102

Other Communication

Matters not requiring the direct attention of our board – such as employment inquiries, sales solicitations, questions about our products and other such matters – should be submitted to the company's management at our St. Paul headquarters.

CORPORATE OFFICERS

Douglas M. Baker, Jr.
Chairman of the Board and Chief Executive Officer

Martha Goldberg Aronson
Executive Vice President and President – Global Healthcare

Christophe Beck
Executive Vice President and President – Regions

Larry L. Berger
Executive Vice President and Chief Technical Officer

Alex N. Blanco
Executive Vice President and Chief Supply Chain Officer

Darrell Brown
Executive Vice President – Asia Pacific

Angela M. Busch
Senior Vice President – Corporate Development

Ching-Meng Chew
Vice President and Treasurer

John J. Corkrean
Senior Vice President and Corporate Controller

Thomas W. Handley
President and Chief Operating Officer

Michael A. Hickey
Executive Vice President and President – Global Institutional

Roberto Inchaustegui
Executive Vice President and President – Global Services and Specialty

Michael C. McCormick
Corporate Compliance Officer, Associate General Counsel and Assistant Secretary

Stewart H. McCutcheon
Executive Vice President and Chief Information Officer

Judy M. McNamara
Vice President – Tax

Michael L. Meyer
Executive Vice President – Human Resources

James A. Miller
Executive Vice President and President – Global Initiatives

Timothy P. Mulhere
Executive Vice President and President – Global Water and Process Services

Daniel J. Schmechel
Chief Financial Officer

James J. Seifert
Executive Vice President, General Counsel and Secretary

Stephen M. Taylor
Executive Vice President and President – Global Energy

Heidi K. Thom
Senior Vice President – Global Marketing and Communications

James H. White
Executive Vice President and President – Latin America

Jill S. Wyant
Executive Vice President and President – Global Food & Beverage

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